Exhibit 99.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-206989

Ability Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Yad Harutzim 14

Tel Aviv, Israel, 6770007
(Address of principal executive offices)

Anatoly Hurgin, Chief Executive Officer

Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

Tel: 972-3-6879777

Email: ability@ability.co.il

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, par value $0.001	None. Registered on Nasdaq Capital Market until December 27, 2019
Warrants	None. Registered on Nasdaq Capital Market until April 18, 2016.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares, par value $0.001

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, the Registrant had 7,989,061 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financing Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

i

INTRODUCTION

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.” as an exempted company on September 1, 2015 (“Holdco”). We were formed as a wholly owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”), a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity (the “Redomestication Merger”) and Holdco consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd. (“ACSI”), by way of a share exchange (the “Share Exchange” and together with the Redomestication Merger, the “Business Combination”), following which ACSI became a wholly owned subsidiary of Holdco. Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” Upon the closing of the Business Combination, our ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ABIL” and “ABILW,” respectively. On December 27, 2019, our ordinary shares were delisted from Nasdaq and since then are quoted on the OTC Pink Open Market (the “OTC Pink”), under the symbol “ABILF”. Our warrants were delisted on April 18, 2016 and since such date have been quoted on the OTC Pink under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange (“TASE”) since January 12, 2016.

At the closing of the Business Combination, we purchased 16% of Ability Security Systems Ltd. (“ASM”) from its former sole shareholder, Eyal Tzur. On January 24, 2016, Eyal Tzur exercised his put option and we purchased the remaining shares of ASM, following which ASM became our wholly owned subsidiary. For additional information, see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

On January 15, 2019, we entered into and consummated a Stock Purchase Agreement (the “Telcostar Agreement”), with a third-party seller, pursuant to which we acquired Telcostar Pte. Ltd., a company incorporated in Singapore (“Telcostar”), through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of the Ultimate Interception (“ULIN”). As a result, Telcostar became our wholly owned subsidiary commencing January 15, 2019. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

We are a holding company operating through our subsidiaries ACSI, ASM and Telcostar, which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. Founded in 1994, ACSI has 18 years of experience in the fields of interception and geolocation. ACSI specializes in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. Our geolocation systems geographically target mobile phones and are sold independently or as an additional feature within other systems. Our cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems.

We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

With the difficulties being faced by the Company in respect of its existing business, including the Company’s inability to raise additional funding, our Board of Directors has commenced an analysis of strategic alternatives available to our Company to continue as a going concern.

Our Board believes that it must consider all viable strategic alternatives that are in the best interests of our shareholders. Such strategic alternatives include a merger, acquisition, share exchange, asset purchase, or similar transaction in which our present management will no longer be in control of our Company and our business operations will be replaced by that of our transaction partner. We believe we would be an attractive candidate for such a business combination due to the perceived benefits of being a publicly registered company, thereby providing a transaction partner access to the public marketplace to raise capital.

The Business Combination was accounted for as a reverse merger, whereby Cambridge was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on ACSI comprising the ongoing operations of the combined company, ACSI’s senior management comprising the senior management of the combined company and ACSI’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of ACSI issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of ACSI; therefore, the historical consolidated financial statements presented were the historical consolidated financial statements of ACSI and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

The audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 in this Annual Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

In this Annual Report on Form 20-F (the “Annual Report”), unless the context indicates otherwise, references to “U.S. dollars,” ”$” or “dollars” are to United States dollars and to “NIS” are to New Israeli Shekel, the legal currency of Israel, the terms “we,” “us,” “our,” or the “Company” refer to Ability Inc. and our wholly owned subsidiaries, ACSI and ASM, and the term “customer” refers to customers and users, as applicable.

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.456 the exchange rate published by the Bank of Israel on December 31, 2019.

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares with a market effective date of March 23, 2018.

On December 24, 2018, as part of the annual general meeting resolutions, the authorized ordinary shares were increased by an additional 80,000,000 ordinary shares of $0.001 par value.

Unless otherwise indicated, all share and per share amounts included in this Annual Report have been adjusted retroactively to reflect the effects of the consolidation.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “may,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

●	risks related to our need for significant additional capital, which we may be unable to obtain;

●	risks related to our incurred net losses and negative cash flows in the past few years and cannot provide assurance of our future operating results;

●	risks related to our ability to continue as a going concern;

●	risks related to our significant amount of indebtedness, which exposes us to leverage risks;

●	risks related to changing accounting principles or interpretation thereof, which could adversely impact our financial condition and operation results;

●	risks related to the dependence of our revenues on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited;

●	risks related to the dependence of ULIN sales on the Services Agreement (the “Services Agreement”) with a new third-party provider (the “New Provider”), which automatically terminates in December 2020;

●	risks related to the undetermined penalty in respect of the Company’s settlement with the United States Securities and Exchange Commission (“SEC”), which could result in an adverse effect on our financial condition;

●	risks related to ongoing litigation with the SEC, which could have a significant adverse effect on the ability of our key persons to continue to serve the Company;

●	risks related to an investigation of our activity by the Director of Security of the Defense Export Controls Agency at the Israeli Ministry of Defense (“IMOD”);

●	risks associated with adverse outcomes in our outstanding litigation matters, or in new litigation matters that may arise in the future, which could negatively affect our business, results of operations, financial condition and cash flows;

●	risks relating to government spending and contracts with governments and governmental agencies including decreases in government spending and new contracts as a result of the coronavirus disease of 2019 (“COVID-19”);

●	risks associated with our reliance on third-party suppliers, manufacturers and partners, in particular, if these relationships are interrupted, we may be unable to obtain substitute suppliers, manufacturers and partners on favorable terms or at all;

●	risks associated with the complex, evolving regulatory requirements we are subject to, which may make it difficult and expensive to comply with and could affect our business negatively;

●	risks associated with the misconduct or other improper activities of our employees or other third parties, including noncompliance with regulatory standards and requirements, which could cause significant liability for us, harm our reputation or may have an otherwise adverse consequence to our business;

●	risks related to the effects of global changes in political and economic conditions, such as the impact of COVID-19, which could materially disrupt our business;

●	risks associated with the expansion of laws regarding information security and data privacy issues, which may cause incremental compliance costs and increased liability;

●	risks that our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer;

●	risks associated with our intellectual property being not sufficiently protected;

●	risks related to the stringent export and control regulations which we are subject to;

●	risks related to the holding back of employees’ wages in some extraordinary and limited instances, which may result in legal claims against the Company under Israeli labor laws;

●	risks related to the removal of our “dual-listed” status, resulting in an obligation to comply with certain corporate governance requirements of TASE-listed companies incorporated outside Israel, which could lead to less protection for investors;

●	risks related to the delisting of our ordinary shares, our ability to publicly or privately sell equity securities, and the impact on the liquidity of our ordinary shares;

●	risks associated with our ordinary shares being restricted by the SEC’s penny stock regulations and the FINRA sales practice requirements we are subject to, which may limit a shareholder’s ability to buy and sell our shares;

●	risks related to various requests for advancement and indemnification that we received from present and former officers, directors and service providers;

●	risks relating to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures;

●	risks associated with the continued volatility of the price of our ordinary shares, which could result in substantial losses by our investors or class action litigation; and

●	risks related to significant costs and obligations as a result of being a public company, along with the required efforts from our management to new compliance requirements.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this Annual Report. We undertake no obligation, and specifically decline any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, assumptions and uncertainties, the forward-looking events discussed in this Annual Report might not occur.

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GLOSSARY

Abis is the interface between a base transceiver station and a base station controller of a cellular telephone network.

CDMA means code division multiple access. CDMA is one of the two major radio systems used in cell phone communications (the other being GSM). CDMAone refers to the original CDMA wireless interface protocol that was first standardized in 1993 and employed to build up the first CDMA cellular network. In the mobile network evolution term, CDMAone is considered as a second-generation (2G) mobile wireless technology. CDMA 2000 is a family of 3G mobile technology standards for sending voice, data, and signaling data between mobile phones and cell sites.

DCME, or digital circuit multiplexing equipment, is a type of voice compression equipment installed at either end of a long-distance link, typically communications satellite.

E1/T1 — E1 is the European format for digital transmission, carrying signals at 2 Mbps. T1 is the North American format for digital transmission, carrying signals at 1.544 Mbps. E1 and T1 links enable simultaneous transmission and receipt of several data channels.

GSM, or global system for mobile communications, is a standard to describe protocols for 2G digital networks used by mobile phones. 3G UMTS and 4G/LTE networks are based on the GSM standard.

IMEI, or international mobile equipment identity, is a unique number given to every mobile phone.

IMSI, or international mobile subscriber identity, is a unique identifier that defines a subscriber in a mobile network, including the country and mobile network to which the subscriber belongs. All GSM and UMTS network use the IMSI as the primary identifier of a subscriber.

Iridium, or the Iridium satellite constellation, is a satellite communications system providing voice and data coverage to satellite phones, pagers and integrated transceivers over the earth’s entire surface.

LTE (or 4GLTE) stands for long-term evolution, a standard for wireless communication of high speed data for mobile phones and data terminals. 4GLTE networks are based on the GSM and UMTS network technologies, increasing the operating speed.

Mbps, or megabits per second, is a measure of data transfer speed.

MHz, or megahertz, a unit of measurement or statement of bandwidth for high speed digital data, analog and digital video signals and spread spectrum signals.

SMS, or short message service, a text messaging service component of phone, web and mobile communication systems, which uses standardized communications protocols to allow fixed line or mobile phone devices to exchange short text messages.

Thuraya is a regional mobile satellite phone service network.

ULIN, or Ultimate Interception, is a strategic interception system with voice, text and geolocation capabilities.

UMTS, or universal mobile telecommunication system, is a 3G mobile cellular system based on the GSM standard.

VSAT, or very small operative terminal, is an earthbound station used in a satellite communication network, such as a dish antenna.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

We have derived the consolidated statement of operations data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the consolidated balance sheet data as of December 31, 2017, 2016 and 2015 and the consolidated statement of operations data for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars; in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$1,885	$539	$2,972	$16,508	$52,151
Cost of revenues	3,117	1,637	2,957	8,617	29,654
Gross profit (loss)	(1,232)	(1,098)	15	7,891	22,497
Selling and marketing expenses	1,535	2,569	3,033	5,323	3,305
General and administrative expenses	4,818	6,503	6,016	9,662	1,317
Operating income (loss)	(7,585)	(10,170)	(9,034)	(7,094)	17,875
Financial expenses (income), net	152	19	77	(127)	(99)
Income (loss) before income taxes	(7,737)	(10,189)	(9,111)	(6,967)	17,776
Income tax expenses		-	-	1,086	3,023
Net and comprehensive income (loss)	$(7,737)	$(10,189)	$(9,111)	$(8,053)	$14,753
Weighted-average ordinary shares outstanding - basic and diluted (1)	7,092,266	2,956,908	2,459,088	2,459,088	2,459,088
Basic and diluted earnings (loss) per ordinary share (1)(2)	$(1.09)	$(3.45)	$(3.71)	$(3.27)	$6.00
Dividends paid (3)	$—	$—	$—	$—	$(14,951)

(1)	On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares, with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.
(2)	We compute basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the year. However, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability. For additional information, see Note 2.n. to the audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.
(3)	Dividends paid by ACSI prior to the consummation of the Business Combination on December 23, 2015.

	December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars; in thousands)
Balance Sheet Data:
Cash and cash equivalents	$433	$9,856	$1,944	$11,840	$25,829
Total current assets	14,922	24,358	6,482	30,247	33,820
Total non-current assets	2,293	1,016	13,531	1,588	12,769
Total assets	17,215	25,374	20,013	31,835	46,589
Total current liabilities	19,838	21,658	7,038	21,888	16,552
Total non-current liabilities	242	167	12,384	245	12,282
Total liabilities	20,080	21,825	19,422	22,133	28,834
Total shareholders’ equity (deficit)	(2,865)	3,549	591	9,702	17,755
Total liabilities and shareholders’ equity (deficit)	$17,215	$25,374	$20,013	$31,835	$46,589

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including the consolidated financial statements and the related notes included elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected.

Risks Related to our Financial Position

We will need significant additional capital, which we may be unable to obtain. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

Revenues generated from our operations are not presently sufficient to sustain our operations. Currently, we estimate that we have sufficient capital to finance our operations for a period of no more than a couple of months from the date of filing this Annual Report. Therefore, we will need to raise additional capital to continue our operations. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets, our history of losses, and our litigations and SEC investigation which could impact the availability or cost of future financings. The limited liquidity in our shares in the United States resulting from our shares being delisted from Nasdaq also may harm our ability to obtain capital. (See Risk Factor- “We face risks related to the delisting of our ordinary shares, as our ability to publicly or privately sell equity securities, and the liquidity of our ordinary shares is being adversely affected”).

If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to reduce the scope of, or eliminate our operations. We will also have to reduce marketing, customer service or other resources devoted to our products. Any of these factors will materially harm our business and results of operations.

We have incurred net losses and negative cash flows in the years ended December 31, 2019, 2018 and 2017 and can provide no assurance of our future operating results.

We currently have limited revenues. We have experienced net losses and negative cash flows from operating activities during the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, we had an accumulated deficit of approximately $35.9 million, cash and cash equivalents of approximately $0.4 million and a net loss of approximately $7.7 million for the year ended December 31, 2019, compared to an accumulated deficit of approximately $28.2 million, cash and cash equivalents of approximately $9.9 million as of December 31, 2018 and a net loss of approximately $10.2 million for the year ended December 31, 2018. We expect to incur additional operating losses for the foreseeable future. There can be no assurance that we will be able to achieve sufficient revenues to support our operations or be profitable in the future.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2019 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2019, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2019, we had total cash and cash equivalents of approximately $0.4 million. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among other things, increasing our revenues, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have a significant amount of indebtedness, which exposes us to leverage risks and may adversely affect our operations.

As of December 31, 2019, we had a total current liabilities of approximately $7.4 million (such amount is excluding the put option liability). Our unstable financial position may limit our ability to continue receiving various additional services in the future for operation or for other general corporate purposes. It also may require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of our cash flow for other purposes. In addition, it may increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities, and restrict our flexibility to react to changes in market or industry conditions.

Changes in accounting principles, or interpretations thereof, could adversely impact our financial condition or operating results.

We have been preparing our consolidated financial statements in accordance with US generally accepted accounting principles (“GAAP”). However, following delisting from Nasdaq, the Company, after a six month grace period, under the listing rules of the TASE, we will be obligated to prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The implementation of IFRS may result in significant costs and may retroactively affect our previously reported consolidated financial statements. The costs and effects of these changes could adversely impact our operating results, and delays or difficulties in implementing new accounting principles could cause us to fail to meet our financial reporting obligations.

Risks Related to our Business

Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.

In November 2015, we introduced ULIN, a product based on a new technology allowing for the interception of communication in GSM, UMTS and LTE cellular networks without, in most cases, the involvement of mobile network operators. We expected that ULIN would be a significant source of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, so far, we engaged in and completed only a small number of ULIN projects. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to the content of voice calls and SMS, and ULIN’s inability to intercept cellular communication within some network operators. However, we cannot assure you that the market or demand for ULIN will grow as we anticipate (if at all). See “Item 5D. Trend Information” for a more complete discussion regarding the changes in the cellular interception industry.

Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. If we are unable to achieve increased customer adoption of ULIN, our business, financial condition and results of operations would be materially adversely affected.

Slow customer adoption and extended sales cycles of ULIN, as well as decline in sales of our existing portfolio of solutions and products, increases the volatility of our revenues. As a result, we had a 250% increase in revenues for the year ended on December 31, 2019 compared to the year ended on December 31, 2018, while we had an 82% decrease in revenues for the year ended on December 31, 2018 compared to the year ended on December 31, 2017. For more information, see “Item 5. Operating and Financial Review and Prospects.”

ULIN sales are dependent on the Services Agreement with the New Provider, which automatically terminates on December 31, 2020.

Our ULIN activities are based on the Services Agreement with a third party, granting us certain services and resources which allow us to develop and maintain our ULIN business. On October 1, 2019, a new Services Agreement, which provides for the same services, was entered into, with an affiliate of the New Provider. It was effective as of November 1, 2019 and continues until December 31, 2020. The New Provider is a third-party provider and, as such, we have no ability to exert any influence over the business or employees of the New Provider. Further, the New Provider is a recently established corporation with a short operating history and is unknown in the industry. If the New Provider ceases operations or is unable to deliver the services provided under the Services Agreement, is unable to retain its key personnel or fails to adequately upgrade and develop ULIN in order for it to remain competitive, our business, financial condition and results of operations would be materially adversely affected.

We may not generate the expected benefits of the acquisition of Telcostar.

We entered into the Telcostar Agreement with the expectation that the acquisition of Telcostar will result in various benefits, including maintaining our worldwide exclusive right to sell ULIN. Achieving the anticipated benefits of the acquisition of Telcostar is still subject to a number of uncertainties, including whether our business and the business of Telcostar can be integrated in an efficient and effective manner. The anticipated benefits have not yet fully materialized with respect to our expectations from such acquisition, therefore we may not be able to accurately forecast the performance or ultimate impact of the acquisition of Telcostar.

We have incurred non-recurring expenses in connection with the acquisition of Telcostar, including legal, accounting and other expenses.  We cannot be certain that the realization of efficiencies related to the integration of Telcostar will offset the transaction and integration costs in the near term or any losses from undiscovered liabilities not covered by an indemnification from the seller of Telcostar.

The success of the acquisition of Telcostar, depends upon effective integration and management of the acquired business into our operations, which remains subject to risks and uncertainties, including realizing the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the Telcostar business or assets. We are required to devote significant management attention and resources to integrate the businesses and operations of Telcostar. We may also encounter cultural or language challenges in integrating the Telcostar business into our operations.

It is possible that the integration process could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the Telcostar transaction, or could otherwise adversely affect our business and financial results following the closing of the acquisition of Telcostar.

We entered into a settlement with the SEC, including the possible order of a remedy or penalty, to be determined in the future by the Court upon motion by the SEC. Such action would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flow.

As we disclosed in our Report on Form 6-K furnished to the SEC on February 16, 2017, the Company was investigated by the SEC.

Following the investigation by the SEC, on June 18, 2019, a civil complaint was filed by the SEC against the Company, ACSI, and the two controlling shareholders of ASCI prior to the Business Combination, Mr. Hurgin and Mr. Aurovsky, in the United States District Court for the Southern District of New York (the “Court”). The complaint was a civil enforcement action that alleges violations of the antifraud provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 (the “Exchange Act”) and the proxy solicitation provisions of the Exchange Act by Messrs. Hurgin and Aurovsky, ACSI and the Company in connection with the Company’s December 2015 transaction with Cambridge Capital Acquisition Corporation. On December 9, 2019, the Company and ACSI entered into a bifurcated settlement with the SEC to resolve the SEC enforcement action. The settlement provides that the amounts of disgorgement, prejudgment interest, and civil penalty, if any, will be determined at a future time by the Court, upon motion by the SEC. As a result of the uncertainty regarding the outcome of the SEC’s future motion for with respect to disgorgement, prejudgment interest, and civil penalty, the Company did not record any provision with respect to this litigation. As a result of the investigation and subsequent litigation, we have incurred, and may continue to incur, legal expenses related to the extent of the remedy or penalty, if any, and accounting expenses.

As mentioned above, as of the date of this report’s filing, we do not have any indications about the extent of the amounts of disgorgement, prejudgment interest, and civil penalty – neither its amount nor the expected date of the SEC’s possible motion in this matter. If such a penalty is imposed on the Company, this may have negative results on our reputation, business, and financial condition.

The ongoing litigation between the SEC and certain of our key persons, could have a significant adverse effect on our key persons functioning and may result in changes to key persons at our Company.

As of this report’s filing, while the Company and ACSI have settled with the SEC, the litigation between the SEC and Mr. Hurgin and Mr. Aurovsky personally is continuing, which is likely to result in devotion of their management time to defense of the litigation. Meanwhile, they are incurring legal expenses related to the extent of the remedy or penalty that may be imposed in the future by the SEC. Furthermore, if the litigation results in an adverse outcome to either or both of them, this could have a substantial effect on our ability to retain them as directors and officers. (See the Risk Factor: “Adverse outcomes in our outstanding litigation matters, or in new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.”)

We are under an investigation by the Director of Security and by the Defense Export Controls Agency at the IMOD, which could have an impact on our reputation, business, financial condition, results of operations or cash flows and our personnel.

On March 17, 2019, the IMOD informed the Company that it had ordered the suspension of the licenses granted to ASM, under the Israeli Defense Export Control Law, 2007. In addition, on March 20, 2019, the IMOD decided to suspend the licenses that were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. Following hearing procedures and investigations of ASM’s and ACSI’s activity by the Director of Security at the IMOD and by the Israeli Defense Export Controls Agency at the IMOD, concerning suspicions for violations of the Defense Export Control Law, the Unit of International Crime Investigations at the Israel Police, in a joint investigative team with the Director of the IMOD and the Israeli Tax and Customs Authorities, is now investigating suspicions for committing fraud, smuggling, and money laundering on a significant scale, allegedly committed by ASM and ACSI as part of their business activities (the “Israeli Investigation”). As part of the Israeli Investigation, on September 15, 2019, arrests and searches were conducted. The investigation is supervised by the Financial Department at the State Attorney’s Office. As part of this investigation, on September 15, 2019, arrests and searches were conducted by the Israeli Police. Further details of the Israeli Investigation are subject to a gag order.

The implications of the investigation might project negatively on the Company and its personnel, by reducing the ability to perform to their best extent. The investigation may result in indictments.

Adverse outcomes in our outstanding litigation matters, or in new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

We and our officers are defendants in multiple lawsuits (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”). We intend to continue to engage in a vigorous defense of the lawsuits. In certain circumstances, we are obliged to indemnify our current and former officers and directors who are named as defendants in these lawsuits. However, for the most part , we are unable to predict the outcome of any of these matters at this time. Any conclusion of these matters in a manner adverse to us or our current or former officers or directors could have a material adverse effect on our business, results of operation, financial condition and cash flows and may negatively affect our reputation. For example, we may be required to pay substantial damages, incur payments of fines and penalties, incur substantial costs not covered by our directors’ and officers’ liability insurance, suffer a significant adverse impact on our reputation, and management’s attention and resources may be diverted from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have a material adverse effect on our business. In December 2017 we entered into an agreement with our then insurer pursuant to which we agreed to discharge our insurer from liability with respect to any U.S. claims against us or our officers and directors, as described further in “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the NY Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the NY Class Action Litigation, including under the settlement with the SEC described above. Payment of any damages and costs with respect to any U.S. claims beyond the amount payable by the insurance company could have a material adverse effect on our business, financial condition and results of operation. Furthermore, on September 10, 2019, a former director of the Company, Mr. Gordon, filed a lawsuit against the Company’s insurance company with the Tel Aviv-Yafo District Court claiming the Company’s insurance company should reimburse him for his legal fees in several legal proceedings in the U.S. and in Israel. Mr. Gordon and the insurance company are considering appointing a mediator in an attempt to settle the dispute out of court. The Company agreed to participate in this mediation. Although the outcome of these litigation processes cannot be predicted with certainty, the Company has reason to believe it may have to deal from time to time with new litigation matters that arise, which may have a significant impact on our business, our financial condition, and our operations.

We face risks relating to government spending and contracts with governments and governmental agencies, including decreases in government spending and new contracts as a result of COVID-19.

All of our revenues to date have been generated from engagements with various governments around the world, including national, regional and local governmental agencies, either directly or through resellers or integrators. We expect that sales to governments and governmental agencies, including through resellers or integrators, will continue to be the primary source of our revenues for the foreseeable future. Slowdowns, recessions, economic instability, political unrest, government changes, armed conflicts, pandemics or natural disasters around the world may cause governments and governmental agencies to delay, reduce or even cancel planned spending, reduce the scope of or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets, all of which could adversely affect our business.

Sales to governments and governmental agencies, including through resellers or integrators, are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government or applicable governmental agency, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or priorities, as a result of budgetary constraints or for other reasons, collection difficulties, increased or unexpected costs resulting in losses or reduced profits under fixed price contracts, and governmental agencies’ right to audit and investigate government contractors.

In particular, the worldwide outbreak of COVID-19 has strained government resources and caused government to reconsider budget allocations. In addition, governments may have to limit additional spending due to the economic effects of actions taken to prevent the further spread of COVID-19. Further, the activities of many governments have been limited due to such action, with many of the employees of government agencies working from outside their offices or in a more limited capacity. The foregoing may limit our ability to obtain new contracts with government agencies and may adversely affect our existing contracts with government agencies, all of which may have a material adverse effect on our financial condition and result of operations.

In addition, the market for the solutions and products we sell is highly dependent on the spending cycle and scope of federal, state, local and municipal governments, as well as those of security organizations in international markets. We cannot assure you that these spending cycles will materialize as we expect and that we will be positioned to benefit from these potential opportunities.

Furthermore, our engagements provide for customer acceptance of our solutions with a right of return, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete solutions or if the customer exercises its right of return, or, generally, termination of the engagement, would generally not entitle us to reimbursement for our incurred costs for work performed. While such occurrences have not happened in the past, we cannot be certain that we will not experience problems in the future in our performance of such government engagements.

For most solutions and products, we rely on third-party suppliers, manufacturers and partners, and if these relationships are interrupted, we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects.

We rely on non-affiliated suppliers and original equipment manufacturer, or OEM, partners for most non-standard products or components which may be critical to our solutions, including both hardware and software, and on manufacturers of assemblies that are incorporated into our solutions. During the years ended December 31, 2019, 2018 and 2017, expenses incurred with respect to our three largest suppliers comprised 19%, 9% and 27% of our cost of revenues, respectively, and one supplier accounted for 40%, 9% and 17% of our cost of revenues in such years, respectively.

On October 1, 2019, we entered into the Services Agreement with the New Provider, which allows us to develop and maintain our ULIN business. The Services Agreement may in the future account for a significant portion of our vendor costs, as we may be highly reliant on the Services Agreement for our revenues. See “Risk Factor - ULIN sales are dependent on the Services Agreement with the New Provider, which automatically terminates on December 31, 2020”.

Our competitiveness, business and future growth is highly dependent on our ability to retain access to these suppliers and contractors as well as their technology. Our reliance on a limited number of suppliers involves risks. In the event that a key supplier, including in particular the New Provider, ceases operations or otherwise ceases to do business with us, including as the result of our financial situation, it may adversely affect ULIN projects and it may take a substantial amount of time and expense for us to secure substitute suppliers. Certain of our suppliers also offer products that compete with our solutions. We may also purchase technology, license intellectual property rights and oversee third-party development and localization of certain products and components, in some cases, by or from companies that may compete with us or work with our competitors. In addition, in certain cases, we may be dependent on sole-source suppliers for some components or services, for example, in the case of the New Provider. If any of these sole-source suppliers fails to meet our needs, we may not have readily available alternatives. Our ability to fill our supply needs could jeopardize our ability to satisfactorily and timely complete our obligations under our government and other contracts. In addition, by utilizing third-party suppliers, manufacturers and partners, we are dependent on their continued performance and the reputation and competitiveness of the products, solutions and services we offer may deteriorate as a result of the reduction of our control over quality and delivery schedules and the consequent risk that we will experience supply interruptions and be subject to escalating cost; and our competitiveness may be harmed by the failure of our subcontractors to develop, implement or maintain manufacturing methods appropriate for our product portfolio and our customers.

Furthermore, if our suppliers, manufacturers or partners experience financial, operational, manufacturing capacity or quality assurance difficulties, cease production and sale of the products we buy from them entirely, or there is any other disruption, including loss of license, OEM or distribution rights, including as a result of the acquisition of a supplier or partner by a competitor, we may be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, or to redesign and/or remove certain features from the products and solutions we offer, any of which would be likely to increase expenses, create delivery delays and negatively impact our sales.

While we endeavor to put in place contracts with key providers, such as key suppliers, manufacturers or partners, we may be unable to do so, which could result in our not being protected against such key providers terminating their relationship with us. Even if we are able to enter into such contracts, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted. While we attempt to identify redundant providers, we may not be able to enter into enter into agreements with such providers on terms that are acceptable to us, or at all.

Further, as suppliers discontinue their products, modify them in manners incompatible with our current use or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our alternative sources of supply would be sufficient to avoid a material interruption or delay in deliveries and in availability.

If our reputation becomes impaired, our financial condition and results of operations could be negatively affected.

Since all of our revenues to date have been generated from engagements with various governments around the world, majority of them through contracts with local resellers, our reputation, may play a significant role in obtaining future governmental contracts. If an event occurs indicating the potential for impairment of our reputation, we assess on an as-needed basis whether there have been impairments in our business. For example, the outcome of the continuing litigation of Mr. Hurgin and Mr. Aurovsky with the SEC may impair the Company’s reputation and could damage its chances of receiving governmental tenders. (See “Risk Factor - We entered into a settlement with the SEC, including the possible order of a remedy or penalty, to be determined in the future by the Court upon motion by the SEC. Such action would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flow, and key personnel”).

If we cannot retain and recruit key personnel, our business may suffer and our ability to operate and grow our business may be impaired.

We depend on the continued service and performance of our senior management and key personnel, including Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, to run and grow our business. As of December 31, 2019, we employed 14 individuals, although, subsequently, some of them were placed on unpaid leave as a consequence of COVID-19 (see Risk Factor “Business conditions are vulnerable to the effects of epidemics, such as COVID-19, which could materially disrupt our business.”). We may not be able to continue to retain and attract such personnel and the loss of the services of these persons could adversely affect our business. Members of our senior management team may resign at any time (subject to applicable contractual advance notice periods). At present, the pending litigations to which we and our executives and certain of our former directors are a party and the SEC investigation and the Israeli Police investigation, as well as the implementation of procedures relating to compliance with the United States Foreign Corrupt Practices Act, or FCPA, require significant management time and could further divert the attention of our management from our business operations. In addition, if an enforcement action is initiated by the SEC or by the Israeli governmental authorities against Messrs. Hurgin and/or Aurovsky (see Risk Factors “We entered into a settlement with the SEC, including the possible order of a remedy or penalty, to be determined in the future by the Court upon motion by the SEC. Such action would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flow, and key personnel” and “We are under an investigation by the Director of Security and by the Defense Export Controls Agency at the IMOD, which could have an impact on our reputation, business, financial condition, results of operations or cash flows and our personnel”), either one of them (or both) could be subject to a bar from serving as an officer or director which would have a material adverse effect on our business and results of operations and may require us to curtail or cease operations or file for bankruptcy protection.

We face risks related to the concentration of customers with whom we do business and, if we are unable to establish and maintain our relationships with such customers, our business and ability to grow could be materially adversely affected.

We conduct business with a relatively small number of customers, including third-party resellers and agents, each of which could be material to our business. With respect to sales in many regions and countries, we sell to third-party resellers that, in turn, resell the products and solutions we offer to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies. For example, in the years ended December 31, 2019, 2018 and 2017, one significant reseller accounted for 88%, 67% and 45% of our revenues, respectively, and one other reseller in each such periods accounted for 9%, 19% and 25% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key resellers and customers or that such resellers and customers will not cancel purchase orders, reschedule or decrease their level of purchases. Loss, cancellation, deferral of business by, or failure to receive new contracts, renewals or follow-on contracts from, such resellers and customers could have a material adverse effect on our business and operating results.

To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with other customers, including third-party resellers and agents. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to become a preferred partner for them. Our ability to establish and maintain our relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation, maintenance and price.

As our market opportunities change, our reliance on particular distribution channels may increase or we may need to create new channels to address changing market needs, which may negatively impact our growth and gross margins. Certain of our current distribution channels currently compete with us or may enter into markets in competition with us, which could result in the termination of our relationship with them or lead to a significant reduction in sales through such channels. There can be no assurance that we will be successful in maintaining, creating or expanding these distribution channels.

In addition, the execution of our growth strategy also depends on our ability to create new alliances with certain market players in certain markets. Even if we are able to enter into such alliances, it may be under terms that are not favorable to us, or we may not be able to realize the benefits that are anticipated through such alliances. If we are not successful at these efforts, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

The industry in which we operate is characterized by rapid technological changes, evolving industry standards and variations in market potential, and if we cannot anticipate and react to such changes, our financial results may suffer.

The markets for the products and solutions we sell are characterized by rapidly changing technology and evolving industry standards. The introduction of products and solutions embodying new technology, new delivery platforms and the commoditization of older technologies, together with the emergence of new industry standards, technological hurdles and protection measures, can exert pricing pressure on existing products and solutions and/or render them unmarketable or obsolete. For example, new industry standards for cellular networks are introduced from time to time, such as the recent implementation process of 5G networks. Moreover, the market potential and growth rates of the markets we serve are not uniform and are rapidly evolving.

It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently offering new, innovative, high-quality products and solutions that meet the changing needs of our customers. We must also successfully identify, enter into and prioritize areas of growing market potential, including by launching and driving demand for new and enhanced solutions and products. If we are unable to execute on these strategic priorities, or if our competitors are able to do so more rapidly, we may lose market share and we will face difficulties in growing our business our profitability and other results of operations may be materially adversely affected.

We cannot assure you that the market or demand for the products and solutions we sell will grow (if at all), that we will successfully introduce new products or solutions, or new applications for existing products and solutions, that such new products, solutions or applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render the products and solutions in our current portfolio obsolete (see Risk Factor “Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.”) In addition, certain of the solutions and products we sell must readily integrate with major third-party security, telephone, front-office and back-office systems. Any changes to these third-party systems could require such products to be redesigned, and any such redesign might not be possible on a timely basis or may not achieve market acceptance. Furthermore, some of the solutions and products we sell rely on weaknesses of commonly used protocols and, as a result, in the past certain weaknesses were identified and patched, however, we were able to respond relatively quickly. If in the future additional weaknesses were identified and patched and we are unable to respond to such technological challenges in a timely manner, our business may be adversely affected. If we are unable to offer solutions and products that are competitive in technology and price and responsive to customer needs, there would be a material adverse effect on our business, financial condition and results of operations.

Our solution has the ability to intercept cellular communication, including calls and SMS messages. However, methods of wireless communication continue to evolve such that parties are able to and increasingly communicate via mobile applications rather than via standard cellular communication protocols. In addition, such communication is more commonly taking place over WiFi rather than cellular networks. The challenges this poses to our solutions, which are focused on cellular communication, are twofold; the applications are encrypted and so too are the WiFi network connections. This has resulted in communication becoming more secure and therefore interception with the use of our products has become increasingly difficult. Should this trend continue to rise and if we are unable to develop or obtain enhanced solutions with increased interception capabilities, our products may become obsolete and our sales and revenues may continue to decrease.

In order to successfully compete in all sectors of our business, including security projects awarded through competitive bids, we may commit to provide certain technologies and solutions which are still under development or which will have to be developed (including by third parties), licensed or acquired specifically for that customer. This may increase the risk of technological difficulties that may prevent us from complying with our contractual obligations, expose us to possible penalties and legal claims, and affect the profitability of a project, which may have a negative impact on our business, financial condition and results of operations.

If we do not have access to the most current technology, we may not be able to market our products and services.

The security industry is constantly changing to meet new requirements, which result from new threats to government and industry, both from potential threats to persons and property, to industrial and governmental espionage, as well as general concern about personal and family safety. In order to meet these needs, we must both anticipate problems and develop methods for reducing the potential risk. We rely primarily on the performance and design characteristics of our products in marketing our products, which requires access to state-of-the art technology in order to be competitive. Our business could be impaired if we cannot obtain licenses for such updated technology or develop state-of-the-art technology ourselves. If we cannot meet the developing challenges, we will not be able to market our interception and geolocation products successfully.

We face risks relating to large projects.

The larger and more complex our customers’ projects are, the greater the risks associated with such projects. Moreover, these risks are increased due to our need to custom design our solutions to meet each customer’s specific needs. These risks may include exposure to penalties and liabilities resulting from a breach of contract, inability to fully integrate the needed products with any third-party products and inability to effectively combine various technologies into customized solutions. In some of these projects we may use domestic or foreign subcontractors for various planning aspects, solution development, integration, delivery and successful and timely completion. We may find difficulties in planning collaboration with these subcontractors due to the travel restrictions following the worldwide outbreak of the coronavirus(see Risk Factor “Business conditions are vulnerable to the effects of epidemics, such as COVID-19, which could materially disrupt our business.”) We may be held liable for the failure of our subcontractors, from whom we may have no or limited recourse. Additionally, to the extent that we cannot engage such subcontractors, partners or specialists or cannot engage them on a competitive basis, our ability to complete a project in a timely fashion or at a profit may be impaired.

Due to the competitive nature of large projects and the approval process, our ability to be selected for such projects and, even if we are, the timing of such selection, can result in significant variability in our income and results of operations, as revenues from large projects are likely to be a single occurrence and nonrecurring. In addition, there may be fluctuations in cash collection and revenue recognition with respect to such projects due to, among other things, a substantial period of time often elapsing from the time we enter into negotiations until we actually sell the project to the specific customer.

The sophisticated nature of the solutions and products we sell, customization of solutions based on specific customer needs, sales cycle and unpredictable sales terms and timing may create uncertainty in, or negatively impact, our operating results and make such results more volatile and difficult to predict.

The timing of our sales cycle ranges from as little as a few weeks to more than a year. Our larger sales, which we emphasize in our sales strategy, typically require a minimum of a few months to consummate. As the length or complexity of a sales process increases, so does the risk of not successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. In addition, because many of our solutions are sophisticated, customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process. Longer sales cycles, competitive bid processes, customizing solutions based on specific customer needs and the need to educate customers means that:

●	There is greater risk of customers deferring, scaling back or cancelling sales as a result of, among other things, their receipt of a competitive proposal, changes in budgets and purchasing priorities or the introduction or anticipated introduction of new or enhanced products and solutions either by us or our competitors during the process.

●	We may make a significant investment of time and money in opportunities that do not come to fruition, which investment may not be usable or recoverable in future projects.

●	We may be required to bid on a project in advance of the completion of its design or be required to begin implementation of a project in advance of finalizing a sale, in either case, increasing the risk of unforeseen technological difficulties or cost overruns.

●	We face greater downside risks if we do not correctly and efficiently deploy limited personnel and financial resources and convert such sales opportunities into orders.

●	Governmental priorities may change and governments may delay purchases of solutions such as ours, based on the response to and effects of the response to COVID-19.

Additionally, after the completion of a sale of a specific solution or a more sophisticated product, our customers may need assistance from us in making full use of the functionality of these solutions or products, in realizing all of their benefits or in implementation generally. If we are unable to assist our customers in realizing the benefits they expect from the solutions and products that we sell, demand for such solutions and products may decline and our operating results may be adversely affected.

Our uneven sales patterns could significantly impact our revenues and earnings.

The timing in which transactions are entered into may shift from one quarter to another, due to, among other things, a shifting by our buyers of their buying decisions, resulting in the shifting of bookings and revenues from one quarter to another. Additionally, because we emphasize larger transactions with a higher value in our sales strategy, a substantial period of time often elapses from the time we enter into negotiations until we actually sell the product to the specific customer, and the deferral or loss of one or more significant orders or a delay in a large implementation could therefore materially adversely affect our operating results, especially in a given quarter.

In addition to the foregoing, our ability to forecast our operating results from quarter to quarter and from year to year is impacted by the fact that pricing, margins and other deal terms may vary substantially from transaction to transaction, especially across business lines. The extended time frame and uncertainty associated with many of our sales opportunities also make it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. In addition, in light of the fact that ULIN is a relatively new solution with unpredictable sales cycles, with multiple pricing models, our revenue visibility is limited, which makes it harder to provide adequate forecasts. Until we have clarity on the sales cycle, and a better understanding of the timing and implementation for a relatively small number of larger deals, we do not intend to provide forecasts.

We have not always met, and we might not meet in the future, our expectations or those of industry analysts in a particular future quarter or a fiscal year, including as a result of the factors described in these Risk Factors.

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to regulatory requirements in Israel and elsewhere, including, among other things, with respect to government contracts, export control, labor, tax, anti-bribery, anti-corruption, data privacy and protection, and communications monitoring and interception. Regulatory requirements are subject to constant change that may have a material impact on our operations. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing, sale, import, export of products, or solutions and services that we offer.

We cannot assure you that our methods of and policies for doing business will be adequate for new markets, including the United States, or that we will be able to modify such methods or policies in a manner that allows us to enter into specific markets, including the United States. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages and criminal sanctions against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation.

Certain of our licenses were suspended by IMOD, which has resulted in a prohibition on the Company’s export of Israeli technology, see Risk Factor “We are under an investigation by the Director of Security and by the Defense Export Controls Agency at the IMOD, which could have an impact on our reputation, business, financial condition, results of operations or cash flows, and our personnel.” The Company is not permitted to obtain security marketing and export licenses until another decision is made. To our understanding, it is unclear what the conditions are for obtaining the licenses back. This may depend on the outcome of the Israeli investigation. Government agencies in other jurisdictions may limit our ability to operate in those jurisdictions. Any such limitations could limit our ability to market and sell our products and solutions, which could adversely affect our results of operations and financial condition.

The occurrence of privacy or information security breaches (or the belief that any such breach has occurred) in the operation of our business, or by third parties using a product or solution obtained through us, could harm our business, financial condition and operating results. Some of our customers use the solutions and products that we offer to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. The perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively impact our business. If, in handling this information, we fail to comply with applicable privacy legislation or procedures, we could incur civil liability to governments or governmental agencies or any customers and individuals whose privacy was compromised.

Further, governments around the world are adopting a growing number of compliance and regulatory initiatives that are driven by events and concerns such as accounting scandals, security threats and economic conditions. We cannot assure you that we will be successful in our efforts to effectively respond to new initiatives and standards, that such changes will not negatively affect the demand for the products, solutions and services we offer, or that our competitors will not be more successful or prepared than us in responding to these new initiatives and standards.

Since we are unable to export Israeli security technology due to the license suspensions, we may be limited in certain developmental and logistical aspects of our business, as we are an Israel-based company. We may also be limited in our ability to transfer or outsource certain aspects of our business to certain jurisdictions and may be limited in our ability to undertake development activities in certain jurisdictions, which may impede our efficiency and adversely affect our business results of operations.

Our solutions may contain defects or may be vulnerable to cyber-attacks, which could expose us to both financial and non-financial damages.

Many of our existing solutions are, and future solutions are expected to be, sophisticated and may develop operational problems. New products and new product versions, and the incorporation of third-party products into our solutions, also give rise to the risk of defects or errors. These defects or errors may relate to the operation or the security of the products and solutions we sell and could result in product returns, loss of or delay in market acceptance of the products and solutions, loss of our competitive position or claims by customers or others, which would seriously harm our revenues, financial condition and results of operations. Moreover, even well-designed and tested products and solutions may be vulnerable to cyber-attacks. If we do not discover and remedy such defects, errors or other operational or security problems until after a product or solution has been released to customers, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, correcting and repairing such errors, failures or defects could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing. The identification of errors in the products and solutions we sell, the detection of bugs by our customers, or a successful cyber-attack on one of the products and solutions even absent a defect or error, may damage our reputation in the market as well as our relationships with existing customers, which may result in our inability to retain our customers or attract new customers, which could have a material adverse effect on our results or financial condition.

We are dependent on the efforts of contractors for projects in which we serve as subcontractor.

For certain projects, we act as subcontractors and depend on the conduct of and our relationship with the relevant general contractor. If one or more of these contractors experience financial or operational difficulties, we could experience an interruption in our operations. There is a risk that we may have disputes with our contractors arising from, among other things, the quality and timeliness of work performed by us, in which case our operating results could temporarily suffer until such disputes are resolved. Furthermore, disagreements with our contractors could lead to the assertion of rights and remedies under their contracts and increase the cost of the project or result in a contractor’s unwillingness to perform further work on the project. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its own agreement for any reason or terminates the agreement, we may be required to be engaged by a substitute contractor in order to continue our work on the project, which would likely result in significant project delays and increased costs.

Our employees or other third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us, harm our reputation or otherwise result in other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the risk that our employees, resellers, agents or independent contractors may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates export control laws or other regulations or manufacturing standards. Furthermore, the protection of our proprietary data and that of our customers is critical to our reputation and the success of our business. Our customers have a high expectation that we will adequately protect their confidential information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers.

We are subject to the FCPA, which generally prohibits U.S. companies, as well as foreign companies with a class of securities listed on a national securities exchange in the United States or quoted on the over-the-counter market in the United States, such as us, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. We operate in parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal policies and procedures will always protect us from improper conduct by our employees, resellers, agents or independent contractors and due to lack of resources, we have been unable to implement our internal policies and procedures completely which exposes us to additional risks. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition or results of operations. In addition, actual or alleged violations could damage our reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In connection with ongoing implementation of internal controls to comply with applicable anti-corruption laws regarding distributors, resellers and agents, we identified press reports that one of our resellers in Latin America may be subject to local law enforcement investigations concerning price manipulation and corruption in the reseller’s sale of software products to government entities, although the local press reports do not identify us and we have not been able to confirm the investigations or whether any investigations implicate sales of our solutions.  Following our own review of the reseller, we ceased accepting orders from the reseller.

The confidential nature of our engagements and the technologies incorporated into the products and solutions we sell may restrict us in our public disclosures and marketing efforts.

To date, all our revenues have been generated from engagements with governments and governmental agencies, including through resellers or integrators. Such governments and governmental agencies restrict us from identifying them as our customers due to the sensitive nature of the products and solutions that we sell and the projects we undertake on their behalf. Furthermore, our engagements with such governments and governmental agencies, or with the applicable resellers or integrators, often contain information, including information concerning specific aspects of the technologies incorporated into the products and solutions we sell, which information is either classified or sensitive, in each case, due to ongoing military operations, homeland security issues or criminal prevention activity and is largely classified under such governments’ and governmental agencies’ guidelines. Accordingly, in our marketing and sales materials, we may not be able to identify our customers, the purpose for which certain products or solutions were sold or the projects we are involved in. Moreover, the classified nature of our engagements may require us to be more conservative in our public disclosures regarding such engagements, and in some instances apply for confidential treatment under Rule 24b-2 of the Exchange Act. These limitations could adversely affect our marketing and sales efforts.

We are subject to risks associated with doing business globally.

The countries and regions in which we have our most significant operations include Latin America, Asia and Africa, and we intend to continue to expand our operations internationally. We sell throughout the world and intend to continue to increase our penetration of international markets. Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. We believe our business may suffer if we are unable to successfully expand into new regions, as well as maintain and expand our existing foreign operations. In addition to risks related to currency exchange rate fluctuations, risks that affect our foreign operations include changes in exchange controls, changes in taxation and potentially adverse tax consequences in operating in certain countries, import limitations, policies and procedures that protect local suppliers, recruitment and retention of foreign employees, export control restrictions, changes in or violations of applicable law or regulations, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, competition in foreign countries, product customization or localization issues, challenges in collection of accounts receivable and longer payment cycles, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest and travel restrictions due to COVID-19. Any of these risks could have an adverse effect on our business, results of operations and financial condition.

As we continue to explore the expansion of our global reach, an increasing focus of our business may be in emerging markets. In many emerging markets we may face risks that are more significant than if we were to do business in developed countries, including risks relating to underdeveloped legal systems, unstable governments and economies, and potential governmental actions affecting the flow of goods and currency. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations, business, financial condition and results of operations.

We are subject to extensive government regulations, which if violated, could prohibit us from conducting a significant portion of our business and result in criminal liability.

Regulatory agencies in the countries where we have significant operations may have laws and/or regulations concerning the exporting and importing of security devices, which may restrict sales of certain products to bona fide law enforcement agencies in these countries. If we violate any of these laws or regulations, we may be subject to civil or criminal prosecutions. If we are charged with any such violations, regardless of whether we are ultimately cleared, we may be unable to sell our products. As of March 17, 2019, licenses granted to ASM and ACSI were suspended, which led to a prohibition to export Israeli technology. For additional information, see the “Risk Factor - We are under an investigation by the Director of Security and by the Defense Export Controls Agency of the IMOD, which could have an impact on our reputation, business, financial condition, results of operations or cash flows, and our personnel”.

Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability and growth.

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain our market share, remain profitable, invest and grow. We will also encounter new competitors as we expand into new markets. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. In addition, system integrators, as well as infrastructure vendors, may decide in the future to enter our market space and compete with us by comprehensive solutions. We also face competition from solutions developed independently by our customers. To the extent that we cannot compete effectively, our market share and, therefore, results of operations could be materially adversely affected.

Because price and related terms are key considerations for many of our customers, we may, from time to time, have to accept less-favorable payment terms, lower our sales prices, and/or reduce our cost structure. If we are forced to take these kinds of actions to remain competitive in the short-term, such actions may adversely impact our ability to compete in the long-term.

New potential entrants to our markets may lead to the widespread availability and standardization of some of the products, solutions and services we offer, which could result in the commoditization of such products, solutions and services and drive us to lower our prices.

Incorrect or improper use of the products and solutions in our portfolio or failure to properly provide professional services and maintenance services could result in negative publicity and legal claims.

The products and solutions we sell are complex and are deployed in a wide variety of network environments. The proper use of these products and solutions requires training and, if the products and solutions are not used correctly or as intended, insufficient results may be produced. The products and solutions may also be intentionally misused or abused by our customers. The incorrect or improper use of these products and solutions or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our customers may result in losses suffered by our customers, which could result in negative publicity or other legal claims against us. Furthermore, the use of our solutions by a government to conduct interception in violation of such government’s laws could result in negative publicity or even legal claims against us.

Business conditions are vulnerable to the effects of epidemics, such as COVID-19, which could materially disrupt our business.

In December 2019, an outbreak of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This highly contagious disease has spread to most of the countries in the world and throughout the United States, creating a serious impact on customers, workforces and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and/or the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in costs, delays or disruptions in performance. These supply chain effects, and the direct effect of the virus and the disruption on our employees and operations, may negatively impact our financial condition and results of operations. Our employees, in many cases, are working remotely and using various technologies to perform their functions. In addition, as a result of the pandemic, we have placed a number of our non-management employees on unpaid leave, which will impact our operations. We might experience delays or changes in customer demand, particularly if customer funding priorities change.

Both the health and economic aspects of COVID-19 are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the coronavirus pandemic and associated protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues and financial condition; however, its ultimate impact is highly uncertain and subject to change.

As we disclosed in our Report on Form 6-K furnished to the SEC on December 3, 2019, we entered into new contracts for selling our strategic interception solutions, subject to certain approvals from local authorities and systems acceptances. Severe restrictions imposed by many countries on global travel have impeded our ability to complete the phase of the systems acceptances. We are making every effort to resolve this issue as soon as possible. However, additional hurdles beyond our control may arise in implementing this project.

For certain solutions, we rely on software from third parties. If we lose the right to use that software, we would have to spend additional capital to either redesign our existing solutions or acquire new software from third parties.

We integrate and utilize various third-party software products as components of our solutions. Our business could be disrupted if functional versions of these software products were either no longer available to us on commercially reasonable terms or at all. In addition, some of our third-party vendors use proprietary technology and software code that could require significant redesign of our solutions in the case of a change in vendor. If we lost the right to use such third-party software, we would be required to spend additional capital to either redesign our solutions, or acquire or license new software from third parties. As a result, we might be forced to limit the features available in our current or future offerings and commercial releases of our solutions could be delayed.

Furthermore, if we were required to or otherwise determined to utilize software components from certain jurisdictions, such as Israel, local export control laws would impose a regulatory burden that may materially affect our business and operations.

Political or public perception factors may adversely affect our business.

We may experience negative publicity or other adverse impacts on our business if we sell to countries that are considered disfavored by the media or political or social rights organizations even though such transactions may be permissible under applicable law.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, and adverse economic conditions in markets in which we operate may harm our business. If our clients significantly reduce spending in areas in which our solutions are utilized, or prioritize other expenditures over our solutions, our business, results of operations and financial condition would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as pandemics, hurricanes, storms, earthquakes, tsunamis, floods and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

Our future success depends on our ability to enhance our existing operations, execute on our growth strategy and properly manage investment in our business and operations.

A key element of our strategy is to continue to invest in, enhance and secure our business and operations and grow organically. Investments in, among other things, new markets, new solutions, technologies, infrastructure and systems, geographic expansion and headcount may all be considered in order to execute this strategy. Our ability to implement this portion of our growth strategy is dependent on our ability to market solutions and products on a larger scale, increase our brand recognition and enter into distribution and other strategic arrangements with third-party suppliers and distributors, as well as manage growth in administrative overhead and distribution costs likely to result from our possible geographic expansion.

However, such investments and efforts may not be successful, especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability. Our success depends on our ability to effectively and efficiently enhance our existing operations and execute on our growth strategy, balance the extent and timing of investments with the associated impact on expenses and profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale and compete in the new areas or new markets and with the new solutions in which we have invested. If we are unable to effectively and efficiently enhance our existing operations, execute on our growth strategy and properly manage our investments, focus and expenditures, our results of operations and market share may be materially adversely affected.

Acquisition and investment activities present certain risks to our business, operations and financial position.

Acquisitions and investments are a part of our growth strategy. In 2019, we acquired all of the issued and outstanding shares of Telcostar and we may make additional acquisitions in the future. Successful execution following the closing of an acquisition or investment is paramount to achieving the anticipated benefits of the transaction. The process for acquiring a company may take from several months up to a year and costs can vary greatly. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. In addition, we may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments on acceptable terms or at all. If we are not able to execute on any acquisition, we may not be able to achieve a future growth strategy and may lose market share.

The process of integrating an acquired company’s business or new technologies is challenging. We have faced a number of challenges in integration of Telcostar. The Telcostar and future acquisitions have and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management’s attention that would otherwise be focused on the ongoing operation of our business.

Acquisitions and/or investments may also result in the expenditure of available cash and amortization expenses or write-downs related to intangible assets such as goodwill, any of which could have a material adverse effect on our operating results or financial condition. Investments in immature businesses with unproven track records and technologies have an especially high degree of risk, with the possibility that we may lose the value of our entire investment or incur additional unexpected liabilities. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time.

All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company’s products, market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time.

We may not be able to obtain the necessary regulatory approvals, including those of antitrust authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In addition, we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute a future growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders.

The Company considers reviewing its strategic alternatives, which could have an adversely impact on our business and our stock prices.

The Company is considering a review of strategic alternatives focused on maximizing shareholder value. The strategic alternatives include, but are not limited to, consummating a merger or acquisition with a partner that may involve a change in our business plan. There can be no assurance that this process will result in the approval or completion of any particular strategic alternative or transaction in the future, or that any such strategic alternative or transaction, if approved or completed, will yield additional shareholder value. Further, the process of exploring, reviewing, and pursuing strategic alternatives, could adversely impact our business and our stock prices.

We may consider entering into the U.S. market, which may expose our business to additional risks.

We may consider entry into the U.S. market. The entrance into the U.S. market would subject us to U.S. regulatory requirements, including regarding customer use of our solutions. As we anticipate that our future sales in the United States would be made primarily to U.S. governmental agencies, we would be further exposed to all of the risks related to government contracts. See “Risk Factor - We face risks relating to government spending and contracts with governments and governmental agencies” above. We would also need to develop a strategy to differentiate the solutions we offer for sale within the United States from those outside of the United States so that any non-U.S. products do not fall under U.S. export control restrictions. There can be no assurance that we will develop a successful strategy to enter the U.S. market, or that we will be able to enter or successfully compete in that market. As a result of the foregoing, we plan to be conservative in our approach to the U.S. market.

Risks related to Intellectual Property and Data/Systems Security

The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause shipment delays or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us either with respect to our own intellectual property or intellectual property, we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. On November 12, 2015, a lawsuit alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was submitted to the Central District Court in Israel by a company and an individual against ACSI and our significant shareholders. The amount sought in the lawsuit for registration fee purposes was NIS 5.0 million (approximately $1.4 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), however the plaintiffs did not specify the amount of the compensation demanded. The plaintiffs alleged that certain GSM interception and decryption systems sold by ACSI apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” We may not be successful in defending such litigation, including the pending litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

Third parties may also assert infringement claims against our customers. We sometimes undertake to indemnify our customers and resellers for infringement by our products of the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third-party. If any of these claims succeed, we may be forced to pay damages, be subject to injunction with respect to the use or sale of certain products and solutions, be required to obtain licenses for the products our customers or partners use, which may not be available on reasonable terms, or incur significant expenses in developing non-infringing alternatives.

The increase of focus on regulation and the expansion of laws regarding information security and data privacy issues, may cause incremental compliance costs, impact our business models and expose us to increased liability.

As a company dealing with international clients, we are subject to global privacy and data security laws and regulations. These may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Government regulators are increasingly inspecting how companies collect, process, use, store, share, and transmit personal data. This increased examination may result in additional compliance obligations or new interpretations of existing laws and regulations. While we have made efforts to be able to comply with such requirements, these new and emerging laws and regulations may impact our ability to reach new customers, to respond to their requests under these laws and to implement our business models effectively. This may also impact our products and services as well as our innovation in new and emerging technologies.

We face risks relating to our use of certain “open source” software tools.

Certain of the products and solutions we sell may contain a limited amount of open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third-party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or the open source code would need to be removed from the products and solutions we sell. Such events could disrupt our operations and the sales of such products and solutions, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which the use of open source code would compel the offer of derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

We may be subject to information technology system failures or disruptions that could harm our operations, financial condition or reputation.

We rely extensively on information technology systems to operate and manage our business and to process, maintain and safeguard information, including information belonging to our customers, partners, and personnel.

These systems may be subject to failures or disruptions as a result of, among other things, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, acts of terrorism or war, physical security breaches, computer viruses, or other cyber-attacks. Cyber-attacks are becoming increasingly sophisticated and, in many cases, may not be identified until a security breach actually occurs. We have experienced cyber-attacks in the past and may experience them in the future, potentially with greater frequency. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls. Despite our efforts, it is possible that our security controls and other procedures that we follow may not prevent systems failures or disruptions. Such system failures or disruptions could subject us to delays in our ability to process orders, delays in our ability to provide products, solutions and services to customers, delays or errors in financial reporting, compromise, disclosure, or loss of sensitive or confidential information or intellectual property, destruction or corruption of data, financial losses from remedial actions, theft, liabilities to customers or other third parties, or damage to our reputation. Information system failures at one of our suppliers or partners may also result in similar adverse consequences.

Any of the foregoing could harm our competitive position, result in a loss of customer confidence and materially and adversely affect our results of operations or financial condition.

Our intellectual property may not be sufficiently protected.

We do not protect our intellectual property with patents or other registrations. The ULIN technology we own is unprotected by a patent. Therefore, our intellectual property rights may not be successfully asserted in the future or may be invalidated or challenged. In order to safeguard our unpatented proprietary products, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and other third parties with access to our confidential information. There can be no assurance that these measures will sufficiently protect us from improper disclosure or misappropriation of our proprietary information. If we are unable to adequately protect our intellectual property against unauthorized third-party use or infringement, our competitive position could be adversely affected.

The mishandling or the perceived mishandling of sensitive information could harm our business.

The products we sell are in some cases used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities. While our customers’ use of the products in no way affords us access to the customer’s sensitive or confidential information or data, we or our partners may receive or come into contact with such information or data, including personally identifiable information, when we are asked to perform services or support functions for our customers. We or our partners may also receive or come into contact with such information or data in connection with the use of our solutions. While employee contracts generally contain standard confidentiality provisions, we cannot assure the proper handling or processing of sensitive or confidential data by our employees. The improper handling of sensitive or confidential data, or even the perception of such mishandling (whether or not valid), or other security lapses by us or our partners or within the products, could reduce demand for such products or otherwise expose us to financial or reputational harm or legal liability.

Risks Related to our Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

Our headquarters are located in Israel. In addition, all of our senior management and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2019, we have 14 employees based in Israel, certain of whom may be called upon to perform military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Additionally, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries and groups have imposed or may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit our ability to obtain manufactured components and raw materials from these countries or sell our products to companies in these countries. Furthermore, the Boycott, Divestment and Sanctions Movement, a global campaign attempting to increase economic and political pressure on Israel to comply with the stated goals of the movement, may gain increased traction and result in a boycott of Israeli products and services. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business, results of operations and financial condition.

We are subject to stringent export control regulations.

The Israeli government has adopted and amended laws and regulations regarding military and defense export controls, as well as the export of “dual use” items, and many of our suppliers are subject to national export regimes. Some of the solutions we offer incorporate decryption technology, which is subject to Israeli export control and may also be subject to non-Israeli export control when supplied from non-Israeli suppliers. If the required government approvals are not obtained, our ability to market, sell and export the products could be negatively impacted, which would result in a reduction in our revenues.

Certain of our activities are exempt from Israeli export control under the current export control regime as these activities do not involve the export of Israeli-controlled items from Israel, but rather the sale by us of items of non-Israeli origin to non-Israeli entities, which items are not exported from Israel (these activities are referred to as “Brokerage” under the 2007 Law). This exemption is due to the fact that the chapter of the 2007 Law relating to Brokerage transactions has not entered into force to date. If such chapter were to enter into force and apply to Brokerage transactions (even if such Brokerage does not involve the export of controlled goods from Israel), we may be required to obtain additional licenses or modify our method of doing business in the future. If we are unable to obtain such licenses or modify our method of doing business, our business, results of operations and financial condition could be adversely affected. Recently, there has been a tendency by the relevant governmental authorities to implement a more extensive export control regime.

As stated earlier in Risk Factor “We are under an investigation by the Director of Security and by the Defense Export Controls Agency at the IMOD, which could have an impact on our reputation, business, financial condition, results of operations or cash flows, and our personnel.”, the IMOD suspended the licenses granted to ASM and ACSI. IMOD has not informed us and we are unable to determine the conditions are for reinstating such licenses, which in any event may depend on the outcome of the criminal investigation taking place against the Company by the Israel Police referred to above. Regardless of the outcome of the investigation, the suspensions have forced us to stop exporting Israeli technology, which could have a negative impact on our business operations.

Due to our financial position, in some extraordinary and limited instances, we held back wages of its employees, which may result in legal claims under Israeli labor laws.

Due to our financial position, in some instances we held back wages of key personnel. According to Israeli labor laws, an employer who did not pay wages to its employees in a timely manner, and who did not prove that the late payment was due to a cause beyond its control, may be exposed to criminal liability. The extraordinary financial and legal circumstances under which we have been operating could be seen as an uncontrollable circumstance beyond its control. We believe we can present a reasonable defense for possible claims regarding the late payment of wages, in light of the efforts it has made to pay its employees in a timely manner. However, we may face liability for such holding back of wages, which could have a further negative impact on our operations.

Exchange rate fluctuations between the U.S. dollar and the NIS currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2019 was $1.00 = NIS 3.456. We cannot predict any future trends in fluctuation of the exchange rate, if any, of the NIS against the U.S. dollar.

The tax benefits that are available to ACSI under Israeli law require it to meet various conditions and may be terminated or reduced in the future, which could increase its Israeli tax liability.

ACSI is eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The standard corporate tax rate for Israeli companies was 24% in 2017 and was reduced to 23% in 2018 and thereafter. Due to ACSI’s “Preferred Enterprise” status, ACSI could benefit from a reduced tax. Nevertheless, since ACSI has been suffering recurring losses and negative operation flow for several consecutive years, the beneficial tax rate is currently not of any use to the Company. The Israeli government may, furthermore, be independently determined to reduce, phase out, or eliminate entirely the benefits available under the Investment Law, which could also adversely affect ACSI’s global tax rate and the results of its operations.

Risks Relating to Incorporation in the Cayman Islands

As we are a Cayman Islands exempted company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers, and our shareholders may face difficulties in protecting their interest and rights through the U.S. federal courts.

We are a Cayman Islands exempted company, and our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Further, except with respect to certain limited matters, we have no agent for service of process within the United States, which would make it difficult for investors to effect service of process in the United States on us or our directors and officers who reside outside the United States, or to recover against us or our directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of U.S. federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our amended and restated memorandum and articles of association, by the Companies Law (2020 Revision) of the Cayman Islands (as supplemented or amended from time to time) (the “Companies Law”) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law and are different as under statutes or judicial precedent in jurisdictions such as the United States. The common law of the Cayman Islands is derived, in part, from relatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding in the Cayman Islands. In particular, the Cayman Islands has a different body of securities laws compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in the United States. Such differences may mean that our minority shareholders may have less protection than they would have had under the laws of the United States. The less protective nature of such laws in the Cayman Islands may make it more difficult for our shareholders to protect their interests in the face of actions by our management or directors than shareholders of a corporation incorporated in other jurisdictions. In addition, Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or significant shareholders than they would as shareholders of a U.S. company.

If we are deemed or become a passive foreign investment company for U.S. federal income tax purposes in 2019 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our shares or warrants.

We will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe it is likely we were not a PFIC for 2019. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2020 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10E. Additional Information—Taxation—United States Federal Income Taxation” below) owns our ordinary shares or warrants, then “excess distributions” to such U.S. Holder and any gain realized on the sale or other disposition of our shares or warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for shares or warrants, as applicable; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status with respect to our ordinary shares can be mitigated if a U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) or makes a “mark-to-market” election with respect to our ordinary shares. Such elections would be unavailable with respect to our warrants. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were likely not a PFIC, it may be too late for a U.S. Holder to make a timely QEF or mark-to-market election. U.S. Holders who hold our shares or warrants during a period when we are a PFIC will generally be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. Holders of our ordinary shares who made a timely QEF or mark-to-market election. A U.S. Holder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall endeavor to timely provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

Certain provisions of our amended and restated memorandum and articles of association may make it difficult for shareholders to change the composition of our board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.

Certain provisions of our amended and restated memorandum and articles of association may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our shareholders. The provisions in our amended and restated memorandum and articles of association include, among other things, those that:

●	authorize our board of directors to issue preference shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

●	establish advance notice procedures for nominating directors or presenting matters at shareholder meetings; and

●	limit the persons who may call extraordinary general meetings of shareholders.

While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the shareholders may believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management members by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Securities Exchange Act of 1934 (the “Exchange Act”), as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their Annual Reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Risks Related to our Ordinary Shares and Warrants

We face risks related to the delisting of our ordinary shares, as our ability to publicly or privately sell equity securities, and the liquidity of our ordinary shares is being adversely affected.

The delisting from Nasdaq forced us to obtain a substitute platform for our ordinary shares in the US. The OTC Pink is a platform with less liquidity, and therefore the price of our ordinary shares is more volatile than it was when our ordinary shares were listed on Nasdaq. Shareholders may not be able to sell their ordinary shares in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, the price of our ordinary shares is likely to decline. Delisting may have other negative results, including the potential loss of confidence by our employees, customers, the loss of institutional investor interest, fewer business development opportunities and may affect others as well. Moreover, as our ordinary shares were delisted from Nasdaq, we are no longer exempt from certain corporate governance provisions of the Israeli Securities Law, and therefore will have more burdensome disclosure requirements.

As our ordinary shares have been listed for trading on the TASE, we are obligated to comply with TASE regulations and directives. These include the “maintenance rules”, minimum criteria that publicly traded companies must meet, which constitute a condition for their continued TASE listing. Non-compliance with one of the requirements in the maintenance rules, could be a ground for the transfer of the relevant security to the “maintenance list” where securities are traded on a restricted basis. As of the date of this report, we have not yet faced an examination by the TASE regarding our compliance. Nevertheless, one condition that could result in our ordinary shares being moved to the maintenance list, is the requirement that the value of public shareholdings in the Company’s equity be no less than NIS 5.0 million (approximately $1.4 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). If we do not comply with this condition, the Company may be notified in the future by the TASE of possible non-compliance, which could lead to a transfer of shares to the maintenance list and a possible delisting of our securities from trade on the TASE. If our ordinary shares are placed on the maintenance list, these securities shall be marked with a special symbol and traded in a limited format.

Since following our delisting from the Nasdaq we are no longer a “dual listed” company, we are obligated to follow certain corporate governance requirements applicable to TASE-listed companies incorporated outside Israel, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

Further to delisting from Nasdaq, the Company ceased being a “dual-listed” company. As a “dual-listed” company, we were entitled to follow corporate governance rules of the Cayman Islands consistent with SEC rules and Nasdaq listing requirements. Once we ceased to be a “dual-listed” company, we became obligated to follow certain Israeli corporate governance practices instead of those otherwise required for foreign private issuers or domestic issuers under US securities laws. For instance, the Company is required to appoint two “external” directors, as those are defined under the Israeli law. Following Israeli corporate governance practices, as opposed to the requirements that would otherwise apply to a US company listed on Nasdaq, may provide less protection than is accorded to investors under the rules of Nasdaq applicable to foreign private issuers or domestic issuers. In some respects, Israeli corporate governance practices are more burdensome on the Company. For example, the process for electing external directors requires approval in general meeting of Company’s shareholders.

In addition, we are exempt from certain rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and significant shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. This may add to the lower amount of protection accorded to investors.

Trading of our ordinary shares is restricted by the SEC’s penny stock regulations, which may limit a shareholder’s ability to buy and sell our ordinary shares.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5.0 million or individuals with a net worth in excess of $1.0 million or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our ordinary shares.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our shares.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, or FINRA, has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

We have received various requests for advancement and indemnification from present and former officers, directors and service providers.

We have received various requests for advancement (i.e., advances of legal fees and related costs) and indemnification from present and former officers, directors and service providers of ours in connection with the various ongoing investigations and legal proceedings to which such officers, directors and service providers were either named as defendants or were requested to take actions. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” If found to be indemnifiable pursuant to our agreements with such officers, directors and service providers, these claims may be significant.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ordinary shares being less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, (the “JOBS Act”), and we intend to continue to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Investors may find our ordinary shares less attractive because we rely on such exemptions. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We have identified material weaknesses in our internal controls over financial reporting and if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required, under Section 404 of the Sarbanes-Oxley Act of 2002, to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act of 2002 also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. See “Risk Factor - We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ordinary shares being less attractive to investors.” At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We identified material weaknesses in our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2019, as in the prior years. See “Item 15. Controls and Procedures.” Due to a lack of resources, during 2019, as in previous years, we were unable to implement our remediation plans and expect to have material weaknesses in our internal control over financial reporting for the foreseeable future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the TASE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our management has concluded that our disclosure controls and procedures were ineffective, and due to inherent limitations, there can be no assurance that our system of disclosure controls and procedures will be successful in preventing all errors or fraud or in informing management of all material information in a timely manner in the future.

Our management has concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2019, were ineffective, as in the prior years. See “Item 15. Controls and Procedures.” Our disclosure controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

The price of our ordinary shares has been, and continues to be volatile, which could result in substantial losses by our investors or class action litigation.

The market price of our ordinary shares has been, and continues to be, highly volatile. During 2019, for example, our ordinary shares traded on the TASE in a range with a low of NIS 1.09 (approximately $0.31 based on the $ / NIS exchange rate of such day) and a high of NIS 8.27 (approximately $2.24 based on the $ / NIS exchange rate of such day) and, on the Nasdaq in a range with a low of $0.32 and a high of $2.35. During 2020 through May 27, 2020, our ordinary shares traded on the TASE in a range with a low of NIS 0.65 (approximately $0.17 based on the $ / NIS exchange rate of such day) and a high of NIS 1.32 (approximately $0.38 based on the $ / NIS exchange rate of such day) and have been quoted on the OTC Pink with a low of $0.20 and high of $0.39. In the past, shareholders have initiated class action lawsuits against companies following periods of volatility in the market prices of these companies’ stock. We have previously faced class action lawsuits brought by shareholders. Any further class action litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources from our business.

The price of our ordinary shares may fluctuate due to a variety of factors, including:

●	our ordinary shares not being listed on an exchange in the United States;

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	any adverse outcome in any litigation against us or in the SEC investigation or the Israeli investigation;

●	initiation or settlement of litigation by or against us or the threat of potential litigation;

●	the delisting or threat of delisting from the TASE;

●	mergers and strategic alliances in the intelligence gathering and cyber security industries;

●	market prices and conditions in the intelligence gathering and cyber security markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

These market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance.

Our international operations subject us to currency exchange risk.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including (among others) the NIS and Euro. Because our functional currency is the U.S. dollar, we must translate revenues, expenses, assets and liabilities denominated in non-U.S. dollar functional currencies into U.S. dollars using currency exchange rates in effect during or at the end of each reporting period. Therefore, changes in currency exchange rates affect our consolidated operating income. In addition, our net income is further impacted by the revaluation and settlement of monetary assets and liabilities denominated in currencies other than the functional currency, gains or losses on which are recorded within income (expense), net.

Our income tax rate is complex and subject to uncertainty.

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous tax jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties. Such financial projections are based on numerous assumptions, including the expectations of profit and loss. We may not accurately forecast the various items that comprise the projections.

From time to time, we may be subject to income and other tax audits (including in Israel), the timing of which are unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Any additional taxes could have a material adverse effect on our results of operations and financial condition.

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, in part stemming from public pressure to increase tax liabilities of corporations and to limit the ability to gain from strategic tax planning, with a focus on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. The Israeli corporate tax rate increased until its reduction in 2017 and thereafter. Furthermore, the Israeli government may determine to reduce, phase out or eliminate entirely tax benefits currently available under certain government programs. If corporate tax rates increase or the tax benefits under such government programs were to be reduced or eliminated, our effective tax rate may increase, which could have a negative impact on our results of operations.

Our shareholder composition may make it difficult for shareholders to significantly influence the decisions of the general meeting.

As of the date of this Annual Report, 39.82% of our ordinary shares are beneficially held by our significant shareholders, Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, both of whom are directors. Consequently, Messrs. Hurgin and Aurovsky may have the ability, either acting alone or jointly, to significantly influence or determine the outcome of specific matters submitted to the general meeting for approval, including amendments to our articles of association and election of members to our board of directors, and may make it difficult for other shareholders to significantly influence the outcome of a general meeting.

On April 9, 2017, we received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all our former independent directors, tendering their resignation as members of our board of directors and committees thereof, effective immediately. At the time of their resignations, Mr. Dick was Chairman of our board of directors and a member of the audit and compensation committees; Mr. Halevy was a member of the nominating committee; Mr. Malka was a member of the compensation committee; Mr. Moshe was Chairman of the audit committee and Chairman of the nominating committee; and Mr. Singer was Chairman of the compensation committee and a member of the audit and nominating committees. Each of Messrs. Dick, Malka, Moshe and Singer stated in their respective resignation letter that their resignation was due to his approach to risk assessment and management of our affairs not being aligned with that of our founding directors and significant shareholders, which made them unable to contribute to us in a productive way. Each noted that, in view of the various challenges that we are currently facing, a shared vision and broad cooperation among our significant shareholders and directors is required and that in view of the foregoing, and especially as they served as a director for only a few months, they do not believe it would be appropriate to continue to serve as a director. Mr. Halevy did not state any reason for his resignation in his resignation letter. Following the resignation of the former independent directors, on May 15, 2017 we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. However, on June 29, 2017, Levi Ilsar, Eli Polak and Nimrod Schwartz, representing all of our independent directors, tendered their written resignations with immediate effect. Each of Messrs. Ilsar, Polak and Schwartz stated in his respective resignation notice that his resignation was due, among other things, to the lack of cooperation by management which prevented him from fulfilling his duties as an independent director. On July 5, 2017, our board appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, our board appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately. On April 22, 2019, Mr. Granot notified us of his resignation from the board, effective immediately. On January 19, 2020, Joseph Tenne, Avraham Dan and Limor Beladev notified us of their resignation as members of the board, effective immediately. On February 26, 2020, the Company’s Extraordinary General Meeting appointed Ayelet Steinberg and Maya Sadrina, both with financial expertise, as external directors, effective immediately. However, on March 11, 2020, Ayelet Steinberg notified us of her resignation. On March 15, 2020, Avi Levin was dismissed from his position as our Chief Financial Officer, effective immediately and he was replaced by Evyatar Cohen.

The interests of our significant shareholders may not always be aligned with those of our other shareholders. In addition, conflict of interests may exist or occur between our significant shareholders. Any material conflicts of interests between our significant shareholders and other stakeholders may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We incur significant costs and obligations as a result of being a public company, and our management is required to devote substantial time to new compliance initiatives and reporting requirements.

As a public company in the United States and in Israel, we incur significant legal, accounting and other expenses as a result of our being subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 and listing of our ordinary shares on the TASE in Israel. These include costs associated with corporate governance requirements of the TASE, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and any exchange or quotation system on which our ordinary shares may be listed or quoted, as well as compliance with the applicable full Israeli reporting requirements which currently apply to us as a company listed on the TASE.

Pursuant to the delisting of our ordinary shares from Nasdaq, as of January 1, 2020, the Company changed its TASE reporting arrangement. Following delisting from Nasdaq, we, after a half a year grace period, will be obligated to furnish periodic and annual reports according to the TASE requirements. During the grace period, we must file immediate reports pursuant to Israeli securities laws requirements. After such grace period, we will be required to file reports in accordance with the rules applicable to companies listed solely on the TASE. This transition will result in additional costs to us with respect to legal and accounting changes, which may adversely affect our results of operations and financial condition. In addition, we may reconsider its reporting requirements in the United States and, in the event that we determines it is able to do so, we may cease to be a reporting company in the United States. If we cease to be a reporting company in the United States, the ability of our shareholders to sell their shares will be further limited.

These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we are unable to develop and implement adequate required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

As a U.S. publicly traded company, the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase our operating costs and could require significant time and resources from our management and employees. If we are unable to develop and maintain effective internal controls and procedures and disclosure controls and procedures, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our ordinary shares.

Securities research analysts may establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we do expect research analyst coverage, if no analysts choose to cover us, the trading price and volume for our ordinary shares could be adversely affected.

We may issue additional ordinary shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan or future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

Issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

●	dilution of our existing shareholders’ proportionate ownership interest;

●	the amount of cash available per share, including for payment of dividends, may decrease;

●	the relative voting strength of each previously outstanding ordinary share may be diminished; and

●	the market price of our ordinary shares may decline.

We currently do not intend to declare or pay cash dividends in the near future. Any return on investment may be limited to the value of our securities.

We currently do not anticipate declaring or paying cash dividends on our ordinary shares in the near future. Our board of directors has discretion to declare and pay dividends on our ordinary shares and will make any determination to do so based on a number of factors, such as our operating results, financial condition, current and anticipated cash needs and other business and economic factors that our board of directors may deem relevant. In accordance with the laws of the Cayman Islands, no dividend or other distribution shall be paid except out of our realized or unrealized profits, out of the share premium account or as otherwise permitted by law. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the trading price of our securities appreciates. You should not rely on an investment in us if you require dividend income from your investments.

Future resales of our ordinary shares issued to our significant shareholders may cause the market price of our securities to drop significantly, even if our business is performing well.

Under the Business Combination agreement, Messrs. Hurgin and Aurovsky received, among other things, an aggregate of: (i) 1,621,327 of our ordinary shares; (ii) $18,150,000 in cash; and (iii) an additional number of ordinary shares to be issued upon and subject to ACSI achieving certain net income targets. See “Item 4A. Information on the Company - History and Development of the Company - Our History - Lock-Up Agreements.” The ordinary shares held by Messrs. Hurgin and Aurovsky are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Messrs. Hurgin and Aurovsky may rely on the exemption from registration provided by Rule 144, if available, in which case, resales must meet the criteria and conform to the requirements of the rule, including compliance with the applicable holding period, volume limitations and availability of current public information. Thus, upon satisfaction of the requirements of Rule 144, Messrs. Hurgin and Aurovsky may sell large amounts of our shares in the open market or in privately negotiated transactions, which could have the effect of increasing volatility in our share price or putting significant downward pressure on the price of our shares.

Item 4.	Information on the Company

A.	History and Development of the Company

Our History

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.”, as an exempted company on September 1, 2015. We were formed as a wholly owned subsidiary of Cambridge, a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, and Holdco consummated the Business Combination by acquiring ACSI, following which ACSI became a wholly-owned subsidiary of Holdco, as further described below.

Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” We are now a holding company operating through our wholly owned subsidiaries ACSI, ASM and Telcostar. Upon the closing of the Business Combination, our ordinary shares and warrants began trading on Nasdaq under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and our ordinary shares were delisted from Nasdaq on December 27, 2019, and since such date have been quoted on the OTC Pink under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016 under the symbol “ABIL.”

We are subject to the provisions of the laws of the Cayman Islands. Our principal executive offices are located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, our telephone number is +972-3-6879777, and our website is www.interceptors.com (the information contained therein or linked thereto shall not be considered incorporated by reference into this Annual Report). We have no U.S. agent for service of process.

Merger Agreement

On December 23, 2015, Cambridge merged with and into Holdco in the Redomestication Merger with Holdco surviving the merger and becoming the public entity, and Holdco consummated a business combination whereby it acquired ACSI by way of the Share Exchange, following which ACSI became a wholly owned subsidiary of Holdco, pursuant to Agreement and Plan of Reorganization, dated as of September 6, 2015 (the “Merger Agreement”). Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” The shares of Ability are held in trust through a trust of which we are the beneficiary and over which we have voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement.

In the Redomestication Merger, Holdco issued one ordinary share for each outstanding share of Cambridge and as of the closing of the Redomestication Merger, each outstanding warrant of Cambridge automatically represents the right to purchase one ordinary share of Holdco in lieu of one share of Cambridge common stock. Additionally, upon consummation of the Business Combination, (i) the holders of outstanding unit purchase options of Cambridge, which represented the right to acquire up to 420,000 ordinary shares and 420,000 warrants of Cambridge, exchanged such unit purchase options for an aggregate of 150,000 ordinary shares of Holdco and (ii) the holder of outstanding promissory notes of Cambridge converted the entire principal amount of notes into an aggregate of 35,000 ordinary shares and 35,000 warrants of Holdco in accordance with the terms of such promissory notes. Upon consummation of the Redomestication Merger, holders of 213,676 shares of Cambridge common stock sold in its initial public offering converted those shares, at their election, to cash at a conversion price of approximately $101.0 per share, or an aggregate of approximately $21.6 million. The aggregate conversion price was paid out of Holdco’s trust account, which had a balance immediately prior to the closing of the Business Combination of approximately $81.3 million. Of the remaining funds in the trust account: (i) approximately $2.0 million was used to pay ACSI’s transaction expenses in connection with the Business Combination, (ii) $18.1 million was used to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, as described below, (iii) $11.9 million was reserved and was deposited in escrow for the put option of Messrs. Hurgin and Aurovsky, as described below, (iv) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, (v) $0.9 million was used to purchase 16% of the shares in ASM from Eyal Tzur, as described below, and (vi) the balance of approximately $19 million was released to ACSI.

In connection with the Share Exchange, as consideration for their outstanding ordinary shares of ACSI, Messrs. Hurgin and Aurovsky received an aggregate of 1,621,327 of our ordinary shares and $18.1 million in cash. In addition, Messrs. Hurgin and Aurovsky have (or had) the right to receive an additional number of our ordinary shares to be issued upon and subject to us achieving certain net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018, as set forth in table below.

In the event that we fail to satisfy the net income target for any fiscal year but net income for such fiscal year is ninety percent (90%) or more of the net income target for such fiscal year, then we shall issue to Messrs. Hurgin and Aurovsky, in the aggregate, such number of our ordinary shares equal to the product obtained by (x) the number of our ordinary shares that would have been issued to Messrs. Hurgin and Aurovsky had the net income target been achieved multiplied by (y) the quotient obtained by (A) the net income for such fiscal year divided by (B) the net income target for such fiscal year.

Under the Merger Agreement, in the event that the 2015 net income target is not achieved but the 2016 net income target is achieved, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the ordinary shares required to be issued by us as a result of us achieving the 2016 net income target, the ordinary shares relating to the 2015 net income target. In addition, if the 2015 net income target is not achieved and net income is less than ninety percent (90%) of the 2015 net income target but net income for 2016 is ninety percent (90%) or more of the 2016 net income target, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the pro rata of ordinary shares relating to the 2016 net income target, such number of our ordinary shares for 2015 based on the same percentage of net income for 2016 as compared to the 2016 net income target. The net income targets for 2015, 2016, 2017 and 2018 were not achieved.

To the extent any ordinary shares are issuable to Messrs. Hurgin and Aurovsky upon ACSI’s achievement of the above-described net income targets, 3% of such shares shall be issuable to each of (i) Migdal Underwriting & Business Initiatives Ltd. as an additional portion of its fee in connection with the Business Combination, and (ii) Mr. Tzur as further consideration for the exercise of the put right related to ASM. Accordingly, the number of ordinary shares issuable to Messrs. Hurgin and Aurovsky in the Business Combination shall be reduced ratably between Messrs. Hurgin and Aurovsky by the total number of ordinary shares issuable to Mr. Tzur and Migdal Underwriting & Business Initiatives Ltd.

The following table sets forth the net income targets and the number of our ordinary shares issuable upon the achievement of such targets:

		Number of Ordinary Shares
Year Ended December 31,	Net Income Target	Messrs. Hurgin and Aurovsky	Migdal Underwriting & Business Initiatives Ltd	Eyal Tzur	Total
2015	$27,000,000	338,400	10,800	10,800	360,000
2016	$40,000,000	173,900	5,550	5,550	185,000
2017	$60,000,000	188,000	6,000	6,000	200,000
2018	$80,000,000	94,000	3,000	3,000	100,000

The net income targets for all the years mentioned above were not achieved.

Under the Merger Agreement, each of Messrs. Hurgin and Aurovsky had the right, on one occasion during January 1, 2018 through March 1, 2018 (the “Put Option Period”), to put to us all or part of his pro rata portion of 117,327 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. Pursuant to an escrow agreement dated December 23, 2015 among the Company, Anatoly Hurgin and Alexander Aurovsky (together as shareholders) and the Bank Leumi Le-Israel Trust Company Ltd. as escrow agent, $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised. On November 13, 2017, the parties amended the escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. On October 31, 2018 and February 19, 2019, Messrs. Hurgin and Aurovsky undertook not to exercise their put options in whole or in part during the period from January 1, 2019 and May 1, 2019. On March 31, 2019, Messrs. Hurgin and Aurovsky undertook not to exercise their put options in whole or in part during the period from October 31, 2019 and January 1, 2021.

Indemnity Escrow Agreement

Of our ordinary shares issued to Messrs. Hurgin and Aurovsky as consideration for the Share Exchange, an aggregate of 94,852 of such shares (the “Escrow Shares”) were placed in escrow at the closing of the Business Combination pursuant to an indemnity escrow agreement, dated as of December 23, 2015 (the “Indemnity Escrow Agreement”), by and among us, Messrs. Hurgin and Aurovsky, Mr. Ben Gordon in his capacity as a representative of ours (the “Company Representative”) and Continental Stock Transfer & Trust Company, as escrow agent. The Escrow Shares were set aside to fund post-closing indemnification claims related to breaches of representations and warranties made by, or breaches of covenants and other obligations of, ACSI in the Merger Agreement. The Escrow Shares were our sole and exclusive remedy for our rights to indemnification under the Merger Agreement. No indemnification claims are payable from the Escrow Shares until the aggregate amount of our damages exceeds a $1,500,000 deductible. Once the aggregate amount of our damages exceeds such $1,500,000 deductible, all our damages in excess of such amount are reimbursable, subject to certain exceptions. According to the Indemnity Escrow Agreement, on December 23, 2016, fifty percent (50%) of the Escrow Shares were to be released to Messrs. Hurgin and Aurovsky, less amounts previously applied in satisfaction of, or reserved with respect to indemnification claims made prior to that date. The remaining Escrow Shares would be released on the date that is the earlier of (x) June 23, 2017 and (y) the thirtieth (30th) day after we file our Annual Report on Form 20-F for the year ended December 31, 2016 with the SEC.

Pursuant to a tolling agreement, dated as of November 30, 2016, by and among us, Messrs. Hurgin and Aurovsky, the Company Representative and the Escrow Agent, as amended on June 23, 2017, Messrs. Hurgin and Aurovsky agreed to delay the release of the Escrow Shares until December 31, 2017 in order to, among other things, allow our board of directors or an authorized committee thereof an opportunity to review certain specified claims, including certain restatements of our financial reports filed with the SEC, certain alleged discrepancies between our financial projections and our actual results, certain of our disclosures provided to investors relating to our pipeline and backlog and certain of our disclosures related to ULIN. Subsequent to December 31, 2017, Messrs. Hurgin and Aurovsky were free to release the Escrow Shares as there was no further request by the Company Representative to delay release of such shares.

JV Share Purchase Agreement

In connection with and as a condition to the consummation of the Merger Agreement, Cambridge, Holdco, ACSI, Messrs. Hurgin and Aurovsky, ASM and Eyal Tzur, ASM’s sole shareholder, entered into a share purchase agreement (the “JV Share Purchase Agreement”), dated as of September 6, 2015, pursuant to which (a) at the closing of the Business Combination, Holdco purchased 16 shares, or 16%, of ASM for $900,000 in cash and (b) Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 48,000 of our ordinary shares, plus 3% of any earn-out consideration (i.e., the net income shares) that may otherwise become payable to Messrs. Hurgin and Aurovsky under the terms of the Merger Agreement following the consummation of the Business Combination. If this right was not exercised by Mr. Tzur, then we had the right exercisable during the 90 days immediately following the put option period, to call all, but not less than all, of the remaining ASM shares in exchange for 43,200 of our ordinary shares. The parties entered into an escrow agreement, pursuant to which all of the shares of ASM, other than those purchased at the closing of the Business Combination, were placed in escrow to secure the obligations of Mr. Tzur under the terms of the JV Share Purchase Agreement prior to exercise of the put or call rights thereunder. In addition, the parties entered into an escrow agreement with respect to our ordinary shares issuable to Mr. Tzur upon exercise of the put or call rights, under which (a) all of the up to 48,000 ordinary shares issuable to him upon exercise of such rights were placed in escrow at the closing of the Business Combination and (b) 5% of any such ordinary shares issued to him upon exercise of the put or call right shall be held in escrow for not less than one year following closing of the put or call right to secure his indemnification obligations under the JV Share Purchase Agreement. On January 24, 2016, Mr. Eyal Tzur exercised his put option, as a result of which 48,000 of our ordinary shares were released from escrow to Mr. Tzur, and ASM became our wholly owned subsidiary. Upon the closing of the Business Combination, the JV Share Purchase Agreement was terminated while maintaining its terms for the existing projects.

Lock-Up Agreements

At the closing of the Business Combination, Messrs. Hurgin and Aurovsky entered into lock-up agreements pursuant to which they agreed not to sell any of our ordinary shares that they received as a result of the Business Combination (subject to limited exceptions) until the second anniversary of the closing of the Business Combination.

Telcostar Agreement

On January 15, 2019, we entered into the Telcostar Agreement with a third-party seller, and immediately after the entry into the Telcostar Agreement, we completed its closing and acquired Telcostar through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of ULIN. As a result of the Telcostar Agreement, Telcostar became our wholly owned subsidiary. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

Principal Capital Expenditures and Divestitures

Except for the acquisition of Telcostar described in “Item 4A. Information on the Company – Telcostar Agreement”, we have not had material commitments for capital expenditures and divestitures as of December 31, 2019, 2018 and 2017.

B.	Business Overview

Overview

We are a holding company operating through our subsidiaries ACSI, ASM and Telcostar, which provide advanced interception, geolocation and cyber intelligence products and solutions that serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the areas of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, ACSI has proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA/UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information.

Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications.

Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems.

We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

We sell to our customers a variety of products and offer customized solutions designed to meet their specific needs. Our solutions include both tactical and strategic systems. We work closely with our customers to design solutions for their specific configuration needs, including facilitating integration with larger scale systems. Most of these systems are scalable in functionality, capacity, coverage area and communications protocol types in order to meet the budgets and needs of our customers. The systems are available either as tactical, transportable solutions or as strategic, fixed installations and can be installed in many fixed or transportable configurations, including in vehicles, ships, aerial platforms and on personnel.

With the difficulties being faced by the Company in respect of its existing business, including the Company’s inability to raised additional funding, our Board of Directors has commenced an analysis of strategic alternatives available to our Company to continue as a going concern. Such alternatives include consummating a merger or acquisition with a partner that may involve a change in our business plan.

Our Board believes that it must consider all viable strategic alternatives that are in the best interests of our shareholders. Such strategic alternatives include a merger, acquisition, share exchange, asset purchase, or similar transaction in which our present management will no longer be in control of our Company and our business operations will be replaced by that of our transaction partner. We believe we would be an attractive candidate for such a business combination due to the perceived benefits of being a publicly registered company, thereby providing a transaction partner access to the public marketplace to raise capital.

Our headquarters, operations and sales office are located in Tel Aviv, Israel.

Industry

The increasing threat of global terrorism as well as ordinary criminal activity over the past few decades has created a demand for the increased ability of military intelligence agencies and law enforcement agencies to intercept communications upon which such activity is based and to decipher these communications. We believe interception of communications has become the most crucial task in intelligence and surveillance. Reliable, portable and robust solutions are critical to the success of any such operation.

In response to this need, we have integrated solutions to cover the many facets of communications interception and decryption. We provide solutions to a variety of customer needs, with both off-the-shelf and customized systems for customers around the world.

Our customers’ operational demands are becoming increasingly diverse and extensive due to advances in technology of the targeted communications, requiring industry participants to enhance their offerings to include advanced location and cyber solutions as well as solutions for new generations of cellular communications, such as 4G/LTE and the proposed 5G networks.

A limited number of international suppliers, including us, dominates the tactical lawful interception industry. We believe that entry into this market by new participants is limited due to the nature of the government agencies that comprise the market and its customers. Although this market has continually grown, we believe that the number of suppliers has not grown materially due to the significant barriers to entry into the market as a result of the nature of governmental agencies, privacy laws and the complexity of the required technology.

Our Portfolio of Solutions and Products

In the area of cellular communications, we offer turnkey integrated solutions for all cellular communications standards (GSM, CDMA, UMTS and LTE). These solutions provide real-time interception, robust, ultra-portable design and user-friendly operations. We offer strategic and tactical cellular interception systems, which are used for intercepting mobile phone traffic and tracking mobile phone users.

With respect to satellite communications, we offer field-proven, cutting-edge solutions for Iridium, Thuraya, IsatPhone Pro and other satellite links.

Cellular Interception and Geolocation

ULIN

Our revenues are highly dependent on the successful implementation and customer adoption of the ULIN, the customer adoption of which has been limited. We believe that our ULIN, which was introduced in November 2015, is the first-to-market SaaS strategic system for interception and geolocation in GSM, UMTS and LTE cellular networks. Unlike any other strategic lawful interception system known to us, ULIN does not require, in most cases, the involvement of mobile network operators. Unlike tactical interception systems, ULIN does not need to be in the vicinity of intercepted targets. In most instances, ULIN requires only the mobile device’s phone number or IMSI to start the interception, however, there are some network operators for which ULIN is currently not capable of intercepting cellular communication. ULIN detects dialing/dialed phone numbers and provides the geographic location of participating mobile devices. ULIN incorporates our legacy Hunter geolocation solution. All our ULIN sales are based on the Services Agreement with the Provider, granting us certain services and resources which allow us to develop and maintain our ULIN business, and which automatically terminates on December 31, 2020, and may be terminated by either party under certain specific circumstances. See “Risk Factors— ULIN sales are dependent on the Services Agreement with the New Provider, which automatically terminates in December 31, 2020”. See also “Recent Developments—Stock Purchase Agreement” and “— We may not generate the expected benefits of the acquisition of Telcostar, and the acquisition of Telcostar could disrupt our ongoing business, distract our management and increase our expenses.”

ULIN represents a new technological approach to cellular interception and provides operational capabilities that we believe did not previously exist, primarily the ability to intercept cellular communications without the need to be in the vicinity of intercepted targets. During the year ended December 31, 2019, we completed a few significant purchase orders for ULIN sales. While we have seen significant interest in ULIN and its advanced capabilities, we believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. For additional information, see “Item 3D. Risk Factor - Key Information -Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” and “Item 5D. Operating and Financial Review and Prospects - Trend Information.”

IBIS

IBIS (In-Between Interception System) is a tactical stand-alone solution used for off-air interception of GSM, UMTS and LTE cellular communications in a seamless way, without requiring involvement from the cellular network provider on which the targeted mobile device is operated. IBIS is an advanced integrated solution that includes all relevant sub-systems in a single unit, allows the user to scan, analyze, monitor, record, track and intercept cellular mobile devices for voice, SMS, data traffic and call-related information, regardless of implemented encryption type.

The IBIS system can operate with a variety of power sources, which enables it to be installed and operated in many types of applications and environments, in fixed or transportable installations, including in vehicles, and ships, or can be carried in backpacks. We also provide an IBIS system compatible for airborne platforms. Applications of the IBIS airborne system include surveillance missions, border control, tracking of kidnappers and drug dealers and detection of active mobile devices in disaster areas. The latest version of IBIS incorporates all the technological capabilities and functionalities of our legacy TouchDown solution.

ACIS

ACIS (Advanced CDMA Interception System) is a fast, reliable, portable and undetectable interception device for cellular CDMA network traffic that intercepts and records off-the-air voice communication, SMS and other call-related data. ACIS automatically searches for active CDMA cellular network frequencies and active channels. Cooperation from network providers is not required. ACIS works with all CDMAone and CDMA 2000 networks and supports all CDMA frequency bands, including 450 MHz, 800 MHz and 1900 MHz.

IMSI Catchers

We offer a variety of GSM/UMTS/LTE/IMSI catchers, in different installations and configurations, which can be customized to customer needs.

Satellite Interception

IRIS

IRIS (Iridium Interception System) is a portable tactical system that intercepts voice, SMS and data in Iridium communication channels. The Iridium satellite is a system of active communication satellites in orbit and on the ground, which allows voice and data communications across the globe. IRIS is completely passive and does not interfere with satellite communication. IRIS can be easily installed in vehicles, ships, helicopters and on personnel.

ATIS

ATIS (Advanced Thuraya Interception System) intercepts information transmitted through Thuraya network channels. The Thuraya network is an advanced communication network of two satellites that covers the majority of Europe, Asia and Africa. ATIS provides interception of voice, facsimile, SMS, data and call-related information, as well as a determination of the geographical position of Thuraya terminals.

ATIS intercepts uplink and downlink, and accordingly, both sides of a satellite call can be monitored, depending on interception conditions. All communications intercepted by ATIS and related data are stored in the system database for off-line analysis and playback. In addition to the call-related data, when an uplink is intercepted, the user can obtain the handset location. ATIS is offered in both tactical (L-band only) and strategic configuration (C-band with one or multiple L-band posts) and can be provided in various portable, remote control and fixed formats.

SLIS

SLIS (Satellite Link Interception System) monitors information transmitted through satellite communication channels. The information monitored by this system includes the satellite systems Intelsat, Eutelsat, Arabsat, Domsat, Indosat and other global or regional satellite communication operators. SLIS has the capacity to intercept the following communication links:

●	E1/T1 standard, and their derivatives with various types of compression, including DCME and many others;

●	public and private computer networks;

●	different standards of the global VSAT system; and

●	GSM-operators, including GSM-A and Abis.

The type of information that can be monitored from these sources include voice communications, facsimile messages (analogue or digital), SMS, videoconferences and communication sessions using the Internet or private networks.

Intellectual Property

General

As a company that operates within a rapidly changing technological environment, the protection of the proprietary technology embedded in the products and solutions that we sell may have a significant impact on our business. We and our suppliers and technology providers rely on a both trade secret laws and confidentiality and non-disclosure restrictions to protect the proprietary interests in the products and solutions that we sell.

On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against ACSI and our significant shareholders. The lawsuit amount for registration fee purposes is NIS 5.0 million (approximately $1.4 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), however the plaintiffs did not specify the demanded compensation amount. The plaintiffs allege that certain of ACSI’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demand that ACSI and or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. For additional information see “Item 3D. Key Information - Risk Factor - Intellectual Property and Data/Systems Security - The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer” and “Item 8A. Consolidated Statement and Other Financial Information - Legal Proceedings”. Defending against infringement claims or other intellectual property claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of the products in our portfolio or to liabilities for damage and may be required to obtain licenses which may not be available or available on reasonable terms.

Licenses

We engage in inbound licensing of certain components for our solutions. While it may be necessary in the future to seek or renew licenses relating to various aspects of the solutions we offer, we believe, based on industry practice, such licenses generally could be obtained from alternative sources on commercially reasonable terms.

Trademarks and Service Marks

We have not registered any trademarks or service marks.

Customers

The principal customers for our solutions are governments and governmental agencies, such as security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries, many of which are repeating customers.

The following unaudited table presents our revenues for the years ended December 31, 2019, 2018 and 2017 by geographical region.

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2019	2018		2017
Asia	$1,867	$495		$555
Latin America	-	-		754
Europe	-	11		210
Israel	18	33	*	1,325	*
Other	-	-		128
Total	$1,885	$539		$2,972

*	Sales in Israel during 2018 and 2017 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6% and 45% of revenues during such periods, respectively.

For the years ended December 31, 2019, 2018 and 2017, one significant reseller accounted for 88%, 67% and 45% of our revenues, respectively, and one other reseller in each such fiscal period accounted for 9%, 19% and 25% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future.

Substantially all of our resellers and customers do not permit us to identify them due to the sensitive nature of the solutions we sell to them and projects we undertake on their behalf. Accordingly, we are not able to identify our customers in our marketing and sales materials or the specific purpose for which certain solutions were sold or projects were undertaken. Moreover, we are unable to use substantially all of our customers as referral sources. These limitations could adversely affect our marketing and sales efforts.

The timing in which transactions are entered into may shift from one quarter to another. Among other things, this is due to our customers choosing to shift their buying decisions, which may result in the shifting of bookings and revenues from one quarter to another.

Customer Service

We typically provide our customers with on-site training for our products and solutions. Our standard warranty period is 12 months and is included in the price. Support and maintenance are offered upon the expiry of the warranty period to the customer on an annual basis for a fee equal to between 7% and 15% of the price. This technical support is provided over the phone, by email or by remote access (subject to end user consent) in the first instance and, if an issue is not resolved, technical teams are sent to the customer’s premises.

Selling and Marketing

Sales are generated through three principal channels:

(i) Sales through resellers in various regions. We have a network of independent sales representatives active in most regions in which we sell.

(ii) A direct sales channel. Our direct sales efforts are led by our Chief Executive Officer, Chief Technology Officer and an additional senior sales executive on a worldwide basis from our Tel Aviv headquarters.

(iii) Sales to integrators as a component of larger projects, in which case we act as subcontractor to the integrator who acts as the prime contractor.

Our wholly owned subsidiary, ASM, an Israeli company registered with the Israeli Defense Export Controls Agency as a certified exporter, promotes and executes sales of our solutions that involve technologies controlled by the Israeli Defense Export Controls Agency. In October 2013, ACSI entered into a joint venture agreement with ASM, pursuant to which ASM exclusively provided contract management services to ACSI. At the closing of the Business Combination, we acquired 16% of ASM from Eyal Tzur, formerly ASM’s sole shareholder, and Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 48,000 of our ordinary shares and, if same was not exercised by Mr. Tzur, then, we had the right exercisable during the 90 days immediately following the foregoing option period, to purchase all of the remaining ASM shares in exchange for 43,200 of our ordinary shares. On January 24, 2016, Mr. Eyal Tzur exercised the foregoing put option, as a result of which ASM became our wholly owned subsidiary, in exchange for 48,000 of our ordinary shares that were released from escrow to Mr. Tzur. Upon the closing of the Business Combination, the joint venture agreement was terminated.

Competition

We believe that the solutions and products we sell have several competitive advantages, including:

●	product performance, functionality and portability;

●	product quality, stability and reliability;

●	customization of solutions to meet customer demands;

●	innovative solutions;

●	breadth of product portfolio;

●	global presence and high-quality, responsive customer service and support;

●	specific industry knowledge and experience; and

●	price.

We believe that our flexibility and ability to react quickly to our customers’ requirements and needs provide us with a competitive advantage.

Despite these competitive advantages, we face competition in most of our markets. In each of our markets, we face competition from companies with products that compete with the solutions or products we sell.

In the cellular interception market, our principal competitors include Neosoft Technologies, Inc. and Verint Systems, Inc.

In the satellite interception market, our principal competitors include Arpege Defence SAS, L3 TRL Technology Ltd. and Rohde & Schwarz GmbH & Co KG.

In the cyber market, our principal competitors include Gamma International GmbH, Hacking Team S.r.L., Magen Ltd., NSO Group, Wintego Systems Ltd. and several others.

Certain of these competitors are also suppliers and/or customers of ours. We believe that our competitive success depends primarily on our ability to provide technologically advanced and cost-effective solutions and services.

Research and Development

We do not conduct any research and development by ourselves, however, often, we assist and are involved in research and development performed by third parties, mainly suppliers or contractors of ours. Such assistance and involvement may enable us to gain access to new and advanced products, strengthens our relationships with our suppliers and contractors and ultimately introduce to the market more suitable and advanced products and solutions, as well as enhance our existing products and solutions.

We believe that the introduction of advanced products and solutions and the enhancement of existing products and solutions are essential to our future success and depend on a number of factors, including among others, our ability to:

●	attract, recruit and retain highly skilled and experienced personnel, as well as engaging suitable contractors and suppliers;

●	identify and respond to emerging technological trends and areas of growth in our markets; and

●	continue to offer and maintain competitive solutions and enhance our existing solutions to respond to our customers’ changing needs and challenges and differentiate our solutions from those of our competitors.

Our business strategy involves rolling out initial releases of the products and solutions in our portfolio and typically over time features are added or enhanced. Product feedback received from our customers is incorporated into the development process.

Manufacturing and Suppliers

During the years ended December 31, 2019, 2018 and 2017, expenses incurred with respect to our three largest suppliers comprised 40%, 9% and 27% of our cost of revenues, respectively, and one supplier accounted for 17%, 9% and 17% of our costs of revenues in such periods, respectively.

Until January 15, 2019, we were party to an agreement with Telcostar, who, prior to becoming our wholly owned subsidiary, developed and licensed ULIN to us. According to the agreement, which was terminated on January 15, 2019, Telcostar granted us an exclusive and non-transferable right and license to market, promote, advertise, sell and distribute its products, none of which was sold or marketed under the supplier’s trademark, directly to customers worldwide in consideration for 50% of our revenue relating to those sales, net of commissions.

On January 15, 2019, we completed the acquisition of Telcostar from a third-party seller. Concurrently, Telcostar entered into the Services Agreement with the Provider, granting Telcostar certain services and resources, which allow us to develop and maintain our ULIN business. This agreement may account for a significant portion of our vendor costs, see “Item 5F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” as well as a significant part of our revenues, see “Item 3D. Key Information - Risk Factors - Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited” and “- “ULIN sales are dependent on the Services Agreement with the Provider, which automatically terminates in December 31, 2020.”

During the year ended December 31, 2019, we completed a few significant purchase orders for ULIN sales.

Our reliance on a limited number of providers involves risks. In the event that a key provider ceases operation or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure other providers or suppliers.

We have long-term relationships with most of our providers and suppliers. Although we do not have redundant and immediate procurement solutions for ULIN, we do have such solutions for most of the other products and solutions we sell. To date, we have been able to obtain adequate supplies of all components in a timely manner from our suppliers or alternative sources, when necessary.

Our quality management system is certified under the ISO 9001:2015 standards promulgated by the International Organization for Standardization for assembling (installation) of interception systems.

Export Control Regulatory Matters

General

We and some of our suppliers are subject to export control regulations in countries from which they export goods and services. These controls may apply by virtue of the country from which the products or components are exported. If the export controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question as well as the identity of the end user.

On March 17, 2019, the IMOD informed us that it ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD determined to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. For additional information, see the Risk Factor “We are under an investigation by the Israeli Ministry of Defense, which could have an impact on our reputation, business, financial condition, results of operations or cash flows”.

Applicable Israeli Laws

Israeli Defense Export Regime. The 2007 Law regulates the marketing and export of certain defense equipment, software, technology, services and the transfer of defense know-how (collectively, “Defense Products”), taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel. The 2007 Law provides that the marketing, sale and export of Defense Products require a license from the IMOD via the Israeli Defense Export Controls Agency (“DECA”). These licenses are issued by the IMOD for a certain period of time and are non-transferable. Fines and criminal sanctions may be imposed for non-compliance with the 2007 Law. The 2007 Law also includes the regulation of brokerage activity relating to Defense Products; however, these regulations have not been implemented, as required, by executive order, and therefore have not entered into force to date. The IMOD issued the Export Control Order (Military Equipment), 2008, which lists all of the items that are controlled pursuant to the 2007 Law. The Ministry of Economy (“MOE”) has also promulgated the Export Control Order (Dual-Use Controlled Equipment), 2008 (the “Dual Use Order”), which refers to commercial items that may also be used for either military or defense purposes. The export of all these items are ordinarily regulated by the MOE, except in the case of government end-users, in which case the IMOD (DECA) regulates the marketing and export of such items. The Dual Use Order also incorporates annually the updated lists from Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies.

Israeli Encryption Order. Our activities may also be subject to the Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974, as amended in 1998 (the “Encryption Order”) and the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Items) 1974, as amended in 1998 (the “Declaration”), both of which were issued under the authority of the Minister of Defense derived from the Law Governing the Control of Commodities and Services, 1957 (the “1957 Law,” and collectively, the “Encryption Order”). The Encryption Order regulates all activities relating to encryption and decryption in Israel and/or by Israelis, including the development of encryption technology, as well as the marketing, import, export, sale and license of encryption products.

Applicable Export Practices

Overview. ASM, a wholly owned subsidiary of ours, is an Israeli company registered with DECA as a certified exporter. Our solutions that are subject to export control pursuant to the 2007 Law, as well as the Dual Use Order, are marketed, sold and exported exclusively by ASM. Notwithstanding the foregoing, ACSI and ASM apply directly to IMOD for encryption permits, as required.

Encryption Items. Our interception systems that contain decryption capabilities are subject to the Encryption Order. Even though our activities in this area rely on non-Israeli suppliers and are not developed in or exported from Israel (or related to Israeli know-how), ACSI has determined that all of its decryption items are regulated by the Encryption Order and each of ACSI and ASM requests and obtains the necessary licenses as needed on an ongoing basis.

Non-Israeli Components. Any components that are manufactured outside of Israel (and would be deemed Defense Products under the 2007 Law if they were imported into Israel) are “drop-shipped” to the customers directly by the foreign suppliers of such components, which are located outside of Israel. In cases where ACSI and/or its non-Israeli suppliers supply foreign-sourced components to an integrator in Israel and the export from Israel to the end-user is performed by the Israeli integrator, the integrator assumes full responsibility to apply for the required marketing and export licenses from DECA.

Israeli Components. Any systems that include components that are imported into Israel and/or manufactured in Israel and are Defense Products pursuant to the 2007 Law, are marketed and sold exclusively by ASM, except in certain cases as described above under “Non-Israeli Components.”

Non-Israeli Aspects

If we expand our geographic scope, we may also be subject to applicable export control regulations in other countries from which we export goods and services, including the United States. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States. In the event that the products and services we offer are subject to such additional controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

Any regulatory aspects of the export of goods and services by non-Israeli suppliers in relation to non-Israeli regulatory requirements is the responsibility of the foreign supplier.

C.	Organizational Structure

We are a holding company operating through our subsidiaries, ACSI and ASM, both Israeli companies, and Telcostar, a company incorporated in Singapore.

At the closing of the Business Combination, we purchased 16% of ASM from its former sole shareholder, Eyal Tzur. On January 24, 2016, Eyal Tzur exercised his put option and we purchased the remaining shares of ASM, following which ASM became our wholly owned subsidiary. For additional information, see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

On January 15, 2019, we entered into the Telcostar Agreement with a third-party seller, and immediately after the entry into the Telcostar Agreement, we consummated the purchase of all of the issued and outstanding shares of Telcostar. Telcostar’s principal business is the development and licensing of ULIN.

As a result of the Telcostar Acquisition, Telcostar became our wholly owned subsidiary as of January 15, 2019. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

D.	Property, Plants and Equipment

We do not own any real property. We have entered into a lease agreement for our headquarters and laboratory, each on the 7th floor of 14 Yad Harutzim Street, Tel Aviv, Israel.

The lease details are as follows:

Headquarters: 4,300 square feet. The term of the lease was originally from December 1, 2012 through November 30, 2017, with an option to extend for an additional 60 months. The rent for the headquarters is NIS 25,000 (approximately $7,200, based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) per month.

Laboratory: 3,875 square feet. The term of the lease was originally from May 1, 2015 through November 30, 2017, with an option to extend for 60 months. The rent for the laboratory is NIS 16,350 (approximately $4,720 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) per month.

The two leases were merged, and both options of the headquarters and laboratory leases were exercised on terms of monthly rent in the aggregate amount of NIS 44,430 (approximately $12,855 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), for an additional five-year team, until November 30, 2022.

Installation and Quality Assurance Facility: 645 square feet. The initial term of the lease was from August 15, 2015 through August 15, 2016 and the term was extended until August 15, 2018. We had an option to extend the lease until August 15, 2019, however, we did not exercise the option. The monthly rent for the facility for the initial term and the option period was NIS 5,000 (approximately $1,330 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018).

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

The audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 in this Annual Report have been prepared in accordance with U.S. GAAP.

Overview

We are a holding company operating through our subsidiaries ACSI, ASM and Telcostar, which provide advanced interception, geolocation and cyber intelligence products and solutions to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the area of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, ACSI has 18 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

Accounting Treatment of the Business Combination

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.”, as an exempted company on September 1, 2015. We were formed as a wholly owned subsidiary of Cambridge, a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, and Holdco consummated the Business Combination by acquiring ACSI, following which ACSI became a wholly owned subsidiary of Holdco. For a more detailed description of the Business Combination, see “Item 4A. Information on the Company – History and Development of the Company – Merger Agreement.”

The Business Combination was accounted for as a reverse merger, whereby Cambridge is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on ACSI comprising the ongoing operations of the combined company, ACSI’s senior management comprising the senior management of the combined company and ACSI’s former shareholders being the significant shareholders of the combined company after the Business Combination. The Business Combination is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of ACSI issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of ACSI; therefore, the historical consolidated financial statements presented are the historical consolidated financial statements of ACSI and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

Historically, ACSI’s financial statements include the financial information of ASM, which was viewed as a variable interest entity of ACSI prior to our acquisition of the remaining 84% of the shares of ASM in January 2016. For additional information, see Note 1 to the audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

Summary of Critical Accounting Policies

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, our most critical accounting policies, discussed below. Estimates, by their nature, are based upon judgments and information currently available to us. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue recognition

For information with respect to revenue recognition, see Note 2.e. to the audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2.q. to the audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

Recent Offerings

On August 16, 2018, we sold to certain institutional investors 728,462 ordinary shares in a registered direct offering at $4.60 per share, for aggregate gross proceeds of approximately $3.35 million, or $2.8 million, net of issuance costs. In connection with this offering, we issued to the placement agent five-year warrants to purchase 54,620 ordinary shares, at an exercise price of $5.75 per share.

On November 27, 2018, we sold to a single institutional investor 360,000 units, each unit consisting of one ordinary share and one five-year warrant to purchase one ordinary share, at a price of $3.25 per unit, and 2,716,923 pre-funded units, with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one warrant to purchase one ordinary share, at a price of $3.24 per pre-funded unit, for aggregate gross proceeds of approximately $10.0 million, or approximately $8.8 million, net of issuance costs. As of December 31, 2019, all of the pre-funded warrants were exercised and we issued 2,716,923 ordinary shares As part of the offering, the Company issued to the placement agent five-year warrants to purchase 153,846 ordinary shares at an exercise price of $4.06 per share.

A.	Results of Operations

The following table sets forth a summary of our operating results:

(U.S. dollars; in thousands, except per share data)	Year Ended December 31,
	2019	2018	2017
Revenues	$1,885	$539	$2,972
Cost of revenues	3,117	1,637	2,957
Gross profit (loss)	(1,232)	(1,098)	15
Selling and marketing expenses	1,535	2,569	3,033
General administrative expenses	4,818	6,503	6,016
Operating loss	(7,605)	(10,170)	(9,034)
Financial expenses, net	152	19	77
Net and comprehensive loss	$(7,737)	$(10,189)	$(9,111)
Basic and diluted loss per share	$(1.09)	$(3.45)	$(3.71)

Year ended December 31, 2019, compared to year ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were approximately $1.9 million, an increase of approximately $1.4 million, or 250%, compared to approximately $0.5 million for the year ended December 31, 2018.

The table below sets forth our revenues by geographical regions for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2019	2018
Asia	$1,867	$495
Europe	-	11
Israel	18	33	*
Total	$1,885	$539

*	Sales in Israel during 2018 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6% of revenues during such period.

Revenues for the year ended December 31, 2019 were primarily attributed to ULIN sales to a reseller in Asia while the revenues for the year ended December 31, 2018 were primarily attributed to legacy systems sales to a reseller in Asia. In addition, during the year ended December 31, 2019, we completed a few significant purchase orders for ULIN sales.

We expected that ULIN would be a significant source of our revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, so far, we engaged and completed only a small number of ULIN projects. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs, compared to other tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all).  On January 15, 2019, we entered into the Telcostar Agreement consummated the purchase of Telcostar. As a result, Telcostar became our wholly owned subsidiary commencing January 15, 2019. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

Cost of Revenues

Cost of revenues for the year ended December 31, 2019 was approximately $3.1 million, an increase of approximately $1.5 million, or 90%, compared to approximately $1.6 million for the year ended December 31, 2018. The increase was primarily due to the increase in revenues and due to recording of expenses relating to the service agreement with the new Provider which commenced on January 1, 2019, under which we paid the Provider its incurred service cost plus a 10% service fee. For additional information, see Note 10.c. to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

Gross loss

Gross loss for the year ended December 31, 2019 was approximately $1.2 million, an increase of approximately $0.1 million, or 12%, compared to gross loss of approximately $1.1 million for the year ended December 31, 2018. The increase was primarily due to the recording of expenses associated with the service agreement with the new Provider which commenced on January 1, 2019. For additional information, see Note 10.c. to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.. Such decrease was partially offset by the increased revenues net of the cost of revenues associated with them.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2019, were approximately $1.5 million, a decrease of approximately $ 1.1 million, or 40%, compared to approximately $2.6 million for the year ended December 31, 2018. The decrease was primarily due to the recording of expenses associated with the Telcostar reseller agreement during the year ended December 31, 2018, which terminated upon the closing of the acquisition of Telcostar in January 2019. For additional information, see Note 10.c. to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2019 were approximately $4.8 million, a decrease of approximately $1.7 million, or 26% compared to approximately $6.5 million for the year ended December 31, 2018. The decrease was primarily due to lower legal fees and professional fees as well as revoke of customer advances, net of associated expenses during the year ended December 31, 2019.

Operating Loss

We had an operating loss of approximately $7.6 million for the year ended December 31, 2019, a decrease of approximately $2.6 million, or 25%, compared to $10.2 million for the year ended December 31, 2018. The decrease was due to the $1.4 million increase in revenues, decrease of $1.1 million in selling and marketing expenses and decrease of approximately $1.7 million in general and administrative expenses, partially offset by the $1.5 increase in cost of revenues.

Financial Expenses, Net

Financial expenses, net for the year ended December 31, 2019, was $152,000 an increase of $133,000 compared to $19,000 for the year ended December 31, 2018. The increase related primarily to the fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Net and Comprehensive Loss

Net and comprehensive loss was approximately $7.7 million, or a loss of $1,09 per basic and diluted share, for the year ended December 31, 2019, a decrease of approximately $2.4 million, compared to net and comprehensive loss of approximately $10.2 million, or loss of $3.45 per basic and diluted share, for the year ended December 31, 2018. The decrease in net and comprehensive loss was due to the $2.6 million decrease in operating loss, partially offset by the increase of approximately $0.2 million in financial expenses, net.

Year ended December 31, 2018, compared to year ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $0.5 million, a decrease of $2.5 million, or 82%, compared to $3.0 million for the year ended December 31, 2017.

The table below sets forth our revenues by geographical regions for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2018	2017
Asia	$495	$555
Latin America	-	754
Europe	11	210
Israel*	33	1,325
Other	-	128
Total	$539	$2,972

*	Sales in Israel during 2018 and 2017 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6% and 45% of revenues during such periods, respectively.

Revenues for the years ended December 31, 2018 and 2017 were primarily attributed to sales of legacy tactical cellular interception systems and during the year ended December 31, 2016, we completed one ULIN sale to a reseller in Latin America (which was our first ULIN sale), the revenues for which were recognized ratably over a one-year period commencing September 2016. The decrease in revenues for the year ended December 31, 2018 was primarily due to lower sales to an Israeli integrator that have been sold to end users in Asia and to a reseller in Asia.

Cost of Revenues

Cost of revenues for the year ended December 31, 2018 was $1.6 million, a decrease of $1.4 million, or 45%, compared to $3.0 million for the year ended December 31, 2017. The decrease in cost of revenues was primarily due to decreased costs for components for our solutions corresponding to the decrease in revenues year over year.

Gross Profit (loss)

Gross loss for the year ended December 31, 2018 was $1.1 million compared to gross profit of $15,000 for the year ended December 31, 2017. The change was primarily due to the significant lower revenue year over year.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2018, were $2.6 million, a decrease of $0.4 million, or 15%, compared to $3.0 million for the year ended December 31, 2017. The decrease in selling and marketing expenses was primarily due to lower commissions and travel expenses.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2018 were $6.5 million, an increase of $0.5 million, or 8%, compared to $6.0 million for the year ended December 31, 2017. The increase in general and administrative expenses was primarily due to legal expenses as a result of recording a $2.0 million refund in connection with the Discharge Agreement (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below for additional information) for the year ended December 31, 2017, partially offset by lower professionals and consulting expenses.

Operating Loss

We had an operating loss of $10.2 million for the year ended December 31, 2018, an increase of $1.2 million, or 13%, compared to $9.0 million for the year ended December 31, 2017. The increase in the operating loss was primarily due to the $2.5 million decrease in revenues and $0.4 million increase in general and administrative expenses, partially offset by a decrease of $1.4 million in cost of revenues and $0.4 million in selling and marketing expenses.

Financial Expenses, Net

Financial expenses, net for the year ended December 31, 2018, was $19,000, a decrease of $58,000 compared to $77,000 for the year ended December 31, 2017. The decrease in financial expenses, net, related primarily to fluctuations in the exchange rate between the U.S. dollar and the NIS.

Net and Comprehensive Loss

Net and comprehensive loss was $10.2 million, or a loss of $3.45 per basic and diluted share, for the year ended December 31, 2018, an increase of $1.1 million, compared to net and comprehensive loss of $9.1 million, or loss of $3.71 per basic and diluted share, for the year ended December 31, 2017. The increase in net and comprehensive loss was primarily due to the $1.2 million increase in operating loss, partially offset by the decrease of $0.1 million in financial expenses, net.

B.	Liquidity and Capital Resources

Liquidity

As of December 31, 2019, we had an accumulated deficit of approximately $35.9 million and cash and cash equivalents of approximately $0.4 million, compared to an accumulated deficit of $28.2 million and cash and cash equivalents of $9.9 million as of December 31, 2018.

Due to the continued low revenues and continued significant legal and professional services fees, we have an accumulated deficit, we suffered recurring losses and we have a negative operating cash flow. We are under an investigation of the IMOD, which ordered a suspension of certain export licenses. Additionally, severe restrictions imposed by many countries on global travel as a result of the COVID-19 outbreak have impeded our ability to complete the phase of the systems acceptances with respect to certain of our projects. These matters, along with other reasons, which are described in Note 1.f. to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report, raise substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm, in their report on our consolidated financial statements for the year ended December 31, 2019 expressed substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, a decrease in litigation costs and favorable resolution of the pending lawsuits and SEC the IMOD investigation.

On December 3, 2019, the Company filed a Report on Form 6-K to announce that it has entered through ACSI, into new contracts for selling its strategic interception solutions. According to the contracts, ACSI is expected to receive fees in the aggregate amount of up to $9.0 million, subject to certain approvals from local authorities and systems acceptances. However, as of the date of this Annual Report we were unable to complete the required systems acceptances as a result of the COVID-19 outbreak. For additional information, see Note 15.c. to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability. Additionally, the Company plans to raise additional capital through the sale of equity securities or debt and settling certain of the lawsuits that are pending.

There is no assurance however, that the Company will be successful in regaining profitability or obtaining the level of financing needed for its operations. If the Company is unsuccessful in generating additional revenue to support its operations or raising additional capital, it may need to further reduce activities, curtail or cease operations.

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was $9.4 million, an increase of $5.1 million, compared to $5.1 million for the year ended December 31, 2018. Net cash used in operating activities for the year ended December 31, 2018 was $5.1 million, a decrease of $4.9 million, compared to $10.0 million for the year ended December 31, 2017.

Net cash used in operating activities for the year ended December 31, 2019, consisted primarily of net loss of $7.7 million, an increase of $0.7 million in the restricted deposit, a decrease of $1.1 million in progress payments in excess of accumulated costs with respect to projects, a decrease of $0.9 million in trade payables, accrued expenses and other accounts payable, partially offset by an increase in related parties of $0.2 million and an increase in accrued payroll and other compensation related accruals of $0.2 million. Non-cash expenses during the year ended December 31, 2019 consisted primarily of amortization, depreciation and stock-based compensation of $0.7 million, $0.1 million, and $0.3 million respectively.

Net cash used in operating activities for the year ended December 31, 2018, consisted primarily of net loss of $10.2 million, partially offset by an increase in progress payments in excess of accumulated costs with respect to projects of $2.2 million and a decrease in other receivables of $2.2 million. Non-cash expenses during the year ended December 31, 2018 consisted primarily of amortization and depreciation of $0.3 million and $0.1 million, respectively.

Net cash used in operating activities for the year ended December 31, 2017, consisted primarily of net loss of $9.1 million, an increase in other receivables of $1.8 million and a decrease in trade payables, accrued expenses and other accounts payable and accrued expenses and accounts payable with respect to projects of $0.9 million and $2.2 million, respectively, partially offset by a decrease in restricted deposits and accounts receivable of $1.8 million and $1.2 million, respectively and an increase in progress payments in excess of accumulated costs with respect to projects of $0.5 million. Non-cash expenses during the year ended December 31, 2017 consisted primarily of amortization and depreciation of $0.3 million and $0.2 million, respectively.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was $52,000, a decrease of $3,000, compared to $49,000 for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2018 was $49,000, a decrease of $14,000 compared to $63,000 for the year ended December 31, 2017.

Net cash used in investing activities for the year ended December 31, 2019, consisted of purchase of property and equipment of $141,000, partially offset by proceeds from sale of property and equipment of $84,000 and the acquisition of Telcostar, net of cash acquired of $5,000.

Net cash used in investing activities for the year ended December 31, 2018, consisted of purchase of property and equipment of $123,000, partially offset by proceeds from sale of property and equipment of $74,000

Net cash used in investing activities for the year ended December 31, 2017, consisted of purchase of property and equipment of $187,000, partially offset by proceeds from sale of property and equipment of $124,000.

We have no material commitments for capital expenditures as of December 31, 2019.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was almost zero, a decrease of $13.1 million compared to $13.1 million for the year ended December 31, 2018. Net cash provided by financing activities for the year ended December 31, 2018 was $13.1 million, an increase of $12.9 million, compared to $0.2 million for the year ended December 31, 2017.

Net cash provided by financing activities for the year ended December 31, 2018, consisted of $11.6 million due to proceeds from issuance of shares and warrants, net of issuances costs and $1.5 million due to payment on account of shares.

Net cash provided by financing activities for the year ended December 31, 2017, consisted of $0.2 million due from significant shareholders on account of an arbitration proceeding.

C.	Research and Development, Patents and Licenses, etc.

For a description of our research and development activities, see “Item 4B. Information on Our Company—Business Overview—Research and Development.”

D.	Trend Information

The threat of global terrorism is a key driver in our growth, and the technological focus on counter-terrorism, as well as combating ordinary criminal activity, supports our confidence in our business. Around the world, demand for the ability to locate, intercept and decipher communications and encrypted data is strong. We believe that interception of communications is one of the most important tasks within intelligence and surveillance.

Over the last few years, cellular interception systems have become more complex and expensive as a result of increased usage of new communication channels and technological developments in the cellular communications industry, such as an increased number of cellular networks, mobile operators and frequencies. We believe that these developments had an adverse impact on sales of our legacy tactical cellular interception solutions during 2019, 2018 and 2017, which significantly declined in those periods.

As mentioned above (see Risk Factor “We face risks relating to government spending and contracts with governments and governmental agencies, including decreases in government spending and new contracts as a result of COVID-19”) the year 2020 started with the worldwide outbreak of COVID-19, which strained government resources and caused governments to reconsider budget allocation. As the market of our ULIN system is highly dependent on the spending cycle of federal, state, local and municipal governments, this may limit the sale of our ULIN systems in future. In addition, severe restrictions imposed by many countries on global travel, have impeded our ability to complete the phase of system acceptances, and this may continue in the coming year. The travel restrictions may also divert the attention of the Company’s decision makers to more pressing and local issues.

E.	Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period (U.S. dollars in thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5-Years
Lease Obligations*	$424	$154	$270	$-	$-
Total	$424	$154	$270	$-	$-

*	Relates to obligations under lease agreement for our headquarters. For additional information, see “Item 4D. Information on the Company—Property, Plants and Equipment.”

Item 6.	Directors, Senior Management and Employees

A.	Senior Management and Directors

The following table sets forth certain information relating to our senior management and directors as of the date of this Annual Report.

Name	Age	Position
Anatoly Hurgin	62	Chief Executive Officer and Chairman of the Board of Directors
Alexander Aurovsky	68	Chief Technology Officer and Director
Maya Sadrina	38	External Director
Evyatar Cohen	47	Chief Financial Officer

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of the Business Combination, and has served as the Chief Executive Officer and a director of ACSI since 1994. Mr. Hurgin currently serves as our Chairman, having served in that position from the Business Combination until December 2016, and from July 2017 to present. Mr. Hurgin has served as a director of ASM since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination and has served as the Chief Technology Officer and a director of ACSI since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Maya Sadrina has an independent consulting and financial office for business and private companies and also serves as head of the Credit Control Team and Risk Management Division in Leumi Card. Ms. Sadrina holds a Bachelor’s degree in accounting, management and economics from Tel Aviv University in Israel, and is a licensed accountant.

 Evyatar Cohen has provided financial services for the Company prior to his appointment as Chief Financial Officer on March 15, 2020. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe, as well as in privately held companies. Mr. Cohen worked at PricewaterhouseCoopers in both the Tel-Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, bio-tech, oil and gas, entertainment and media, and venture capital. Mr. Cohen holds a B.A. in Business Management from the College of Management in Israel with B.A in Business Management in 2000 and was awarded his Masters of Law degree from the Bar Ilan University, Israel. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our senior management and directors.

B.	Compensation

The aggregate compensation incurred or accrued by us in relation to our Senior Management, for the year ended December 31, 2019, which as of that date included Anatoly Hurgin, Chief Executive Officer and Chairman of the Board of Directors, Alexander Aurovsky, Chief Technology Officer and Director and Avi Levin, Chief Financial Officer (was terminated subsequently), was approximately $1.5 million. This amount includes a stock based compensation expense of $262,000, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

Before our ordinary shares were delisted from Nasdaq we had paid each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone. In addition, we had paid the Chairman of our Audit Committee an annual fee of $15,000 and had paid all other members of our Audit Committee an annual fee of $6,000, and had paid all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We had paid the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We had paid such fees on a quarterly basis. In addition, we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

Currently, we pay our external director an annual compensation and compensation for participation at a rate of the maximum amount for an expert external director pursuant to the Companies Regulations (Rules Concerning Compensation and Expenses for External Director – 2000 (the “Compensation Regulations”), as shall be from time to time, and according to the rank at which the Company shall be classified pursuant to its shareholders equity, as shall be from time to time, which is currently ranked Level A. We pay such fees on a quarterly basis. In addition, we reimburse directors for expenses pursuant to that determined in Regulation 6 of the Compensation Regulations. We do not compensate our executive directors, Anatoly Hurgin and Alexander Aurovsky, for their directorship services.

We do not have any written agreements with our directors providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between our directors and any third-party relating to compensation or other payment in connection with their candidacy or service on our board of directors.

Employment Agreements with Senior Management

On September 6, 2015, simultaneously with the execution of the Merger Agreement, ACSI entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as the Company’s Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as the Company’s Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross monthly salary is NIS 120,000 (approximately $34,700 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) commencing on January 1, 2016; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective from May 2017 through December 2018. Each executive is also entitled to receive the following benefits:

●	ACSI will pay an insurance company or a pension fund (i) an amount equal to 8.33% of the executive’s salary to be allocated to a fund for severance pay, and (ii) an additional 5% of the executive’s salary (in the case of an insurance policy) or an additional 6% (in the case of a pension fund) to be allocated to a provident fund or pension plan. In addition, if the executive elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension plan, in either case, which will be deducted from the executive’s salary), ACSI will contribute an amount up to 2.5% of the executive’s salary for disability insurance, provided that such insurance is available for the executive;

●	ACSI will contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of each executive; and

●	ACSI will provide such executive with a luxury motor vehicle and pay or reimburse the executive for all reasonable expenses relating to the use of the motor vehicle.

Each employment agreement provides that the executive shall be entitled to receive an annual performance bonus of up to NIS 360,000 (approximately $96,050 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), based on annual performance goals agreed upon by ACSI and the executive. These performance goals were not met for the years ended December 31, 2018 and 2017, and therefore no performance bonus was recorded or paid. This type of bonus was effective up to December 31, 2018. Commencing January 1, 2019, each of Mr. Hurgin and Mr. Aurovsky is entitled to a bonus, subject to the approval of our board, in an amount equal to the higher of: (i) 2% of the Company’s consolidated gross profit, or (ii) 4% of the Company’s consolidated EBITDA, in each case, based on the Company’s annual audited consolidated financial statement. In the event the Company recognizes a loss and a negative EBITDA in a specific year, then, to the extent an executive is entitled to a bonus in an amount equal to 2% of the gross profit, such bonus (if applicable) will be paid through the issuance of ordinary shares. These performance goals were not met for the years ended December 31, 2019 and therefore no performance bonus was recorded or paid.

Each employment agreement may be terminated by ACSI or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight-month period. In addition, ACSI, by resolution of its board of directors, may terminate the employment agreements at any time by written notice for cause (as defined in the employment agreements).

On April 17, 2019, the Company granted each of Mr. Hurgin and Mr. Aurovsky an award of 350,000 restricted ordinary shares (700,000 restricted ordinary shares for both) under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961. The restricted ordinary shares vest in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024, subject to the executive’s continued service with the Company through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the restricted ordinary shares will vest as of immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control.

In November 2015, ACSI retained Avi Levin to serve as the Company’s Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, ACSI agreed to pay Mr. Levin a gross monthly salary of NIS 45,000 (approximately $13,000 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). In addition, Mr. Levin was eligible to receive an annual performance-based bonus of up to NIS 135,000 (approximately $39,000 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). Effective as of January 1, 2019, the gross monthly salary of Mr. Levin increased to NIS 65,000 (approximately $18,800 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), and Mr. Levin was to be entitled to a bonus, subject to the approval of our board, in an amount equal to the higher of: (i) 2% of the Company’s consolidated gross profit, or (ii) 4% of the Company’s consolidated EBITDA, in each case, based on the Company’s annual audited consolidated financial statement. In the event the Company recognizes a loss and a negative EBITDA in a specific year, then, to the extent an executive is entitled to a bonus in an amount equal to 2% of the gross profit, such bonus, if applicable, will be paid through the issuance of ordinary shares. The value of ordinary shares will be determined by the board and the compensation committee.

On December 24, 2018, the Company granted Mr. Levin an award of 50,000 restricted ordinary shares under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version) 1961. The restricted ordinary shares vest in three equal installments on each of January 17, 2019, January 17, 2020 and January 17, 2021, subject to the executive’s continued service with the Company through the applicable vesting date.

Mr. Levin did not earn any bonus for the year ended December 31, 2019. We paid Mr. Levin a bonus of NIS 225,000 (approximately $60,030 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) for the year ended December 31, 2018, NIS 135,000 (approximately $38,940 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2017) for the year ended December 31, 2017 and NIS 135,000 (approximately $35,110 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016) for the year ended December 31, 2016.

On March 15, 2020, service of Mr. Levin as our CFO was terminated and he was provided with 60 days prior written notice on termination of his employment agreement, during which period Mr. Levin is entitled to receive salary and benefits.

On March 15, 2020, ACSI retained Mr. Evyatar Cohen to serve as the Company’s Chief Financial Officer and entered into a service agreement with him. For the duration of this Service Agreement, as full and complete consideration his services, ACSI shall pay Mr. Cohen, a gross monthly fee of NIS 75,000 (approximately $21,700 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) plus applicable VAT.

Mr. Cohen is entitled to receive an annual performance-based bonus of up to two and a half (2.5) gross monthly fees - NIS 187,500 (approximately $54,300 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) plus applicable VAT based on goals to be determined by our CEO In addition, Mr. Cohen is entitled to receive equity instruments once the Company or its affiliates grants such instruments.

Board Practices

Prior to December 27, 2019 and our delisting from Nasdaq, we were considered a “dual-listed company” for purposes of the Israeli Securities Law, 1968 and the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder. As a “dual-listed company,” under the Israeli Companies Law, as long as we were compliant with Nasdaq rules applicable to domestic companies in the United States, we were not required to comply with many of the rules applicable to other foreign companies whose shares are traded on TASE. For example, we complied with the requirements under the Nasdaq rules relating to independent directors, including our board being comprised of a majority of independent directors (as defined under the Nasdaq rules) and each of our audit and compensation committees included only independent directors. Following our delisting from Nasdaq, we ceased to be a “dual-listed company.” Therefore, at such time, we became obligated to comply with the applicable terms of the Israeli Securities Law applicable to foreign companies, as described below.

Board of Directors

Our board of directors is currently comprised of three (3) directors. See “Item 6A – Directors and Senior Management”.

On July 5, 2017, our board appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, our board appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately.  On April 22, 2019, Mr. Granot notified us of his resignation from the board, effective immediately. On July 2, 2019, Mr. Yair Cohen notified us of his resignation from the board, effective immediately. Both Mr. Granot and Mr. Yair Cohen stated in their resignation notices that they resigned from the our board of directors in order to pursue other business and personal activities.

On January 19, 2020, Joseph Tenne, Avraham Dan and Limor Beladev notified us of their resignation as members of the board, effective immediately. Each of them stated in their respective resignation notices that following the company’s delisting from Nasdaq, the Company has transitioned from a dual-listed company to a public company and therefore the Company should appoint new external directors as those independent directors are not qualified to serve as external directors. As noted above, certain corporate governance provisions of the Israeli Companies Law now apply to the Company, including the duty to appoint external directors to its Board of Directors. Since the current independent directors are ineligible for filling the position of an external director, the Company must therefore appoint external directors not from among the directors currently holding office. However, payment of remunerations external directors, in addition to remunerating the Company’s current directors, will impose a significant financial burden on the Company. In view of the limited budgetary resources available to the company, Mr. Tenne, Mr. Dan and Ms. Beladev requested to resign, as noted above.

On February 2, 2020, the Company’s Extraordinary General Meeting appointed Ayelet Steinberg and Maya Sadrina, both with financial expertise, as external directors, effective immediately. On March 11, 2020, Ayelet Steinberg resigned from the board of directors, citing the cash flow difficulties faced by the Company, and the liability and risks this poses to its officeholders.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i) a duty to act in good faith in what the director believes to be in the best interests of the company as a whole;

(ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii) directors should not improperly fetter the exercise of future discretion; and

(v) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.

In addition to the above, directors also owe a duty of care, diligence and skill which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.

As described above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Audit Committee

As noted above, following our delisting from Nasdaq and our ceasing to be a “dual-listed company”, certain corporate governance provisions of the Israeli Companies Law apply to us. Accordingly, we are required to appoint two external directors, as those are defined under the Israeli Companies Law, and a directors, who is not one of the significant shareholders, in order to form an audit committee, compensation committee and committee for the approval of financial statements. However, from when we commenced being required to comply with these requirements, we have been unable to appoint an audit committee without external and independent directors.

 Therefore, in the transition period, as long as the Company has not appointed those directors there is no acting audit committee.

Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants.

Compensation Committee

As noted above, following our delisting from Nasdaq and our ceasing to be a “dual-listed company”, certain corporate governance provisions of the Israeli Companies Law apply to us. Accordingly, we are required to appoint two external directors, as those are defined under the Israeli Companies Law, and a directors, who is not one of the significant shareholders, in order to form an audit committee, compensation committee and committee for the approval of financial statements. However, from when we commenced being required to comply with these requirements, we have been unable to appoint a compensation committee without external and independent directors.

Therefore, in the transition period as long as the Company has not appointed those directors there is no acting compensation committee

Indemnification and Insurance of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. No indemnified person is liable to us for any loss or damage incurred by us as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such indemnified person. No person is found to have committed actual fraud or willful default unless or until a court of competent jurisdiction has made a finding to that effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to these provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Under our amended and restated memorandum and articles of association, our directors, on behalf of us, may purchase and maintain insurance for the benefit of any director or other officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to us. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for our officers and directors and our wholly owned subsidiaries, with an aggregate limit of liability for all losses of $20.0 million.

C.	Employees

As of December 31, 2019, we employed 14 employees on a full-time basis, comprised of administrators and marketing and technical personnel, all of whom were located in Israel, although subsequently, some of them were placed on unpaid leave as a consequence of COVID-19. In addition to our employees, we utilize the services of a number of independent contractors worldwide for selling and marketing.

While we are not a party to any collective bargaining or other agreement with any labor organization in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Laborers in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) may be applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor.

Under Israeli law, Israeli employees are required to make, and employers are required to pay and withhold, certain payments to the National Insurance Institute (similar, to some extent, to the United States Social Security Administration), on account of social security and health tax payments. In addition, ACSI is required to maintain employee benefit plans for the benefit of its employees. Each month, both ACSI and its employees contribute sums to the employee benefit plans. The employee benefit plans provide a combination of savings plan (for pension), insurance and severance pay to the Israeli employees. Some of the sums ACSI contributes monthly to the employee benefit plans are used to satisfy severance pay to which the employees may be entitled under Israeli law. Since the end of 2015, ACSI’s agreements with its employees are in accordance with Section 14 of Israel’s Severance Pay Law, according to which its monthly contributions for severance pay for its employees are in lieu of its severance liability. ACSI has set aside additional reserves for severance pay of $63,000 as of December 31, 2019 for potential future obligations to make severance payments to ACSI’s employees with respect to periods prior to the application of Section 14 of Israel’s Severance Pay Law.

D.	Share Ownership

Beneficial Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in “Item 7A. Significant Shareholders and Related Party Transactions—Significant shareholders.”

2015 Long-Term Equity Incentive Plan

On November 18, 2015, our board of directors approved and adopted the 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), which became effective upon the consummation of the Business Combination. On April 25, 2016, our board of directors approved and adopted the Israeli Sub-Plan to the Ability Inc. 2015 Long-Term Equity Incentive Plan (the “Israeli Sub-Plan” and together with the 2015 Plan, as amended, the “Plan”). On February 17, 2019, our board of directors approved and adopted an amendment to the Plan. The purpose of the Plan is to attract and retain personnel of the highest caliber, provide incentive for officers, directors, employees and other key personnel and to provide to officers, directors, employees, consultants and other independent contractors who perform services for us, through the granting of stock options, restricted stock, deferred stock or other stock-based awards, the opportunity to participate in the value and/or appreciation in value of the our ordinary shares.

Awards. The Plan provides for the grant of any or all of the following types of awards (collectively, “Awards”): (a) stock options, (b) restricted stock, (c) deferred stock and (d) other stock-based awards. Awards may be granted singly, in combination, or in tandem, as determined by our board of directors or the Committee (as defined below). Subject to anti-dilution adjustments as provided in the Plan, the Plan provides for a total of 8% of the outstanding ordinary shares following the closing of the Business Combination to be available for distribution pursuant to the Plan and subject to the provisions of the immediately preceding paragraph, all of such shares may be granted or measured to any participant under the Plan during any calendar year or part thereof. If any outstanding Award is canceled, forfeited, delivered to us as payment for the exercise price or surrendered to us for tax withholding purposes, ordinary shares allocable to such Award may again be available for Awards under the Plan.

Administration. The Plan may be administered by our board of directors or a committee (the “Committee”) consisting of two or more members of the board of directors appointed by the board of directors. The board of directors or the Committee will determine, among other things, the persons to whom Awards will be granted, the type of Awards to be granted, the number of shares subject to each Award and the share price. The board of directors or the Committee will also determine the term of each Award, the restrictions or limitations thereon, and the manner in which each such Award may be exercised or, if applicable, the extent and circumstances under which ordinary shares and other amounts payable with respect to an Award will be deferred. The board of directors or Committee may delegate some of the functions referred to above to our Chief Executive Officer or Chief Financial Officer. No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the effective date of the Plan.

Eligibility and Participation. Officers and other employees of the Company or any parent or subsidiary (but excluding any person whose eligibility would adversely affect the compliance of the Plan with the requirements of Rule 16b-3) who are at the time of the grant of an award under the Plan employed by us or any parent or subsidiary of ours, and who are responsible for or contribute to the management, growth and/or profitability of our business or any parent or subsidiary of ours are eligible to be granted options or other Awards under the Plan. In addition, non-qualified stock options and other Awards may be granted under the Plan to any person, including, but not limited to, directors, independent agents, consultants and attorneys who the board of directors or the Committee, as the case may be, believes has contributed or will contribute to our success. Eligibility under the Plan shall be determined by our board of directors or the Committee, as the case may be. A participant’s right, if any, to continue to serve as a director, executive officer, other key employee, or otherwise, will not be enlarged or otherwise affected by his or her designation as a participant under the Plan. Participants may receive one or more Awards under the Plan.

Forms of Awards

Stock Options. The Plan provides for the grant of incentive stock options and non-qualified stock options. The board of directors or the Committee, as the case may be, shall determine those persons to whom stock options may be granted.

Incentive stock options granted pursuant to the Plan are nontransferable by the optionee during his lifetime. Options granted pursuant to the Plan will expire if not exercised within 10 years of the grant (five years in the case of incentive stock options granted to an eligible employee owning stock possessing more than 10% of the total combined voting power of all our shares or the shares of a parent or subsidiary of ours immediately before the grant (a “10% Stockholder”)), and under certain circumstances set forth in the Plan, may be exercised within three (3) months following termination of employment (one year in the event of death, retirement at normal retirement age or disability of the optionee), unless the term of the option, pursuant to the stock option agreement, expires earlier or unless the board of directors or the Committee determines to shorten or extend the exercise periods. Options may be granted to optionees in such amounts and at such prices as may be determined, from time to time, by the board of directors or the Committee. The exercise price of an incentive stock option will not be less than the fair market value of the shares underlying the option on the date the option is granted, provided, however, that the exercise price of an incentive stock option granted to a 10% Stockholder may not be less than 110% of such fair market value. The exercise price of a non-qualified stock option may be less than such fair market value on the date of grant.

Under the Plan, we may not, in the aggregate, grant incentive stock options that are first exercisable by any optionee during any calendar year (under all such plans of the optionee’s employer corporation and its “parent” and “subsidiary” corporations, as those terms are defined in Section 424 of the Code) to the extent that the aggregate fair market value of the underlying stock (determined at the time the option is granted) exceeds $100,000.

The Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares subject to Awards which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No ordinary shares may be issued upon the exercise of any option granted under the Plan until the full option price has been paid by the optionee. The board of directors or the Committee may grant individual options under the Plan with more stringent provisions than those specified in the Plan.

Options become exercisable in such amounts, at such intervals and upon such terms and conditions as the board of directors or the Committee provides. Stock options granted under the Plan are exercisable until the earlier of (i) a date set by the board of directors or Committee at the time of grant or (ii) the close of business on the day before the tenth anniversary of the stock option’s date of grant (the day before the fifth anniversary in the case of an incentive stock option granted to a 10% Stockholder).

Restricted and Deferred Stock Awards. Under the Plan, the board of directors or the Committee may grant restricted ordinary shares either alone or in tandem with other Awards. Restricted and deferred stock give the recipient the right to receive a specified number of ordinary shares, subject to such terms, conditions and restrictions as the board of directors or the Committee deems appropriate. Restrictions may include limitations on the right to transfer the stock until the expiration of a specified period of time and forfeiture of the stock upon the occurrence of certain events such as the termination of employment prior to expiration of a specified period of time. In addition, a participant in the Plan who has received a deferred stock Award may request, under certain conditions, the board of directors or the Committee to defer the receipt of an Award (or an installment of an Award) for an additional specified period or until the occurrence of a specified event.

Performance-Based Awards and Performance Goals. Certain Awards made under the Plan may be granted so that they qualify as “performance-based compensation” (as this term is used in Code Section 162(m) and the regulations thereunder) and are exempt from the deduction limitation imposed by Code Section 162(m) (these Awards are referred to as “Performance-Based Awards”). Under Code Section 162(m), our tax deduction may be limited to the extent total compensation paid to the Chief Executive Officer, or any of the four most highly compensated executive officers (other than the Chief Executive Officer) exceeds $1,000,000 in any one tax year. Among other criteria, Awards only qualify as performance-based awards if at the time of grant the Committee is administrating the Plan and the Committee is comprised solely of two or more “outside directors” (as this term is used in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations thereunder). The board of directors or the Committee may use certain performance measures set forth in the Plan (either individually or in any combination) to set performance targets with respect to Awards intended to qualify as performance-based Awards.

All stock options and certain stock Awards, performance Awards, and other Awards granted under the Plan, and the compensation attributable to such Awards, are intended to (i) qualify as performance-based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Code Section 162(m).

Other Stock Based Awards. Other stock-based Awards, which may include performance shares and shares valued by reference to the performance of the Company or any parent or subsidiary of the Company, may be granted either alone or in tandem with other Awards.

Effect of a Change of Control. Upon a “Change of Control” (as defined in the Plan), unless a majority of the board of directors determines otherwise prior to such Change of Control, generally, all outstanding options which have been outstanding for at least one year shall become exercisable in full, and shall remain exercisable in full until it expires pursuant to its terms and all restrictions and deferral limitations contained in any restricted stock Award, deferred stock Award and other stock-based Award granted under the Plan shall lapse. All restrictions and deferral limitations with respect to a 409A deferred stock Award or with respect to a participant’s deferred restricted stock account shall not lapse unless the “Change of Control” qualifies as a “409A Change” (as defined in the Plan).

Termination of Employment. The Plan provides for certain periods after termination of employment during which a participant may exercise an option if the participant’s employment is terminated due to death or disability or normal retirement (as defined in the Plan). A participant whose employment is terminated for any reason, including, without limitation, retirement, death or disability, forfeits all unvested, unexercisable and unearned Awards granted to the participant. Except as set forth above, the board of directors or Committee, as the case may be, determines the post-employment rights of a participant with respect to an Award that was vested or earned prior to termination. The Plan’s provisions relating to termination of employment may be modified in the discretion of the board of directors or the Committee.

Term and Amendment. The Plan became effective as of consummation of the Business Combination and no award will be granted more than ten years after the effective date. The board of directors may at any time, and from time to time, amend any of the provisions of the Plan, and may at any time suspend or terminate the Plan; provided, however, that no such amendment is effective unless and until it has been duly approved by the holders of the outstanding shares if the failure to obtain such approval would adversely affect the compliance of the Plan with the requirements of Rule 16b-3 or any other applicable law, rule or regulation. The board of directors or the Committee, as the case may be, may amend the terms of any option or other Award granted under the Plan; provided, however, that subject to certain provisions of the Plan, no such amendment may be made by the board of directors or the Committee, as the case may be, which in any material respect impairs the rights of a participant without the participant’s consent, except for such amendments which are made to cause the Plan to qualify for the exemption provided by Rule 16b-3. Moreover, no option previously granted under the Plan may be amended to reduce the exercise price of the option. Additionally, the board of directors or the Committee may amend the Plan in order to comply with local regulations as may be required for certain employees in other jurisdictions.

Israeli Sub-Plan. The Israeli Sub-Plan will apply to, and modify, awards granted to our employees, directors and officers who are resident in the State of Israel (the “Israeli Participants”) so that any such Award granted under the Plan will be governed by the terms of the Israeli Sub-Plan in order to comply with the requirements of Israeli law, including, without limitation, Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

Awards granted under the Israeli Sub-Plan to Israeli Participants who are employees or office holders of ours or our affiliates and who are not significant shareholders (within the meaning of the Ordinance) will be granted pursuant to the provisions of Section 102 of the Ordinance, and may be awarded either pursuant to (i) Section 102(b) of the Ordinance, in which case such Awards are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. We may elect to designate such Awards to qualify for either capital gains tax treatment or ordinary income tax treatment, and such election shall apply to all Awards made pursuant to Section 102(b) of the Ordinance and cannot be changed until after the passage of time prescribed in Section 102; or (ii) Section 102(c) of the Ordinance, which Awards are not required to be held in trust by a trustee. Under the Israeli Sub-Plan, Israeli Participants who are either non-employee consultants, advisers or service providers of the Company or our affiliates or significant shareholders (within the meaning of the Ordinance) (whether or not an employee of ours or an affiliate) may only be granted Awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits as Section 102.

On December 24, 2018, we agreed to issue 150,000 restricted ordinary shares to certain employees, and 25,000 options to purchase 25,000 ordinary shares to a service provider under the 2015 Plan. The Company terminated the employment agreements of one of these employees in May 2019 and another employee in March 2020. The unvested portion as of the termination dates were 50,000 restricted ordinary shares and 16,667 restricted ordinary shares, respectively, which were forfeited.

On February 17, 2019, we agreed to issue 350,000 restricted ordinary shares to each of our significant shareholders under the 2015 Plan.

Item 7.	Significant Shareholders and Related Party Transactions

A.	Significant Shareholders

Currently, the Company believes that Mr. Hurgin and Mr. Aurovsky ceased to meet the definition of controlling shareholders and currently there are no controlling shareholders in the Company. The Company position is based, inter alia, on their current percentage of ownership and the fact that there is not written or oral voting agreement between them.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this annual report by the members of our senior management and board of directors individually and as a group. The beneficial ownership of ordinary shares is based on 7,989,061 ordinary shares outstanding as of the date of this annual report and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this annual report, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the number of shares beneficially owned and the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the number of shares beneficially owned or the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
Senior Management and Directors
Anatoly Hurgin (1)(3)	1,635,352	19.91%
Alexander Aurovsky (2)(3)	1,635,352	19.91%
Maya Sadrina	-	-
Evyatar Cohen	16,667	*
All senior management and directors as a group (4 individuals)	3,287,371	40.03%

*	Less than 1%.

(1)	Represents (i) 1,408,926 ordinary shares (of which 350,000 ordinary shares are subject to vesting in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024), and (ii) warrants to purchase 226,426 ordinary shares at $3.25 per share. Mr. Hurgin beneficially owns 832,500 ordinary shares through a trust of which Mr. Hurgin is the beneficiary and over which Mr. Hurgin has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement.

(2)	Represents (i) 1,408,926 ordinary shares (of which 350,000 ordinary shares are subject to vesting in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024) and (ii) warrants to purchase 226,426 ordinary shares at $3.25 per share. Mr. Aurovksy beneficially owns 832,500 ordinary shares through a trust of which Mr. Aurovsky is the beneficiary and over which Mr. Aurovsky has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement.

(3)	Under the Merger Agreement, each of Messrs. Hurgin and Aurovsky had the right, on one occasion during January 1, 2018 through March 1, 2018 (the “Put Option Period”), to put to us all or part of his pro rata portion of 117,327 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. Pursuant to an escrow agreement dated December 23, 2015 among the Company, Anatoly Hurgin and Alexander Aurovsky (together as shareholders) and the Bank Leumi Le- Israel Trust Company Ltd. as escrow agent, $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised. On November 13, 2017, the parties amended the escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. On October 31, 2018 and February 19, 2019, Messrs. Hurgin and Aurovsky undertook not to exercise their put options in whole or in part during the period from January 1, 2019 and May 1, 2019. On March 31, 2019, Messrs. Hurgin and Aurovsky further undertook not to exercise their put options in whole or in part during the period from October 31, 2019 and January 1, 2021.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders during the past three years are as follows: (i) Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”) participated in our August 2018 offering and our registered direct offering in November 2018, after which it became a more than 5% holder of our outstanding ordinary shares, (ii) AQR Diversified Arbitrage Fund decreased its holdings to 0% of our outstanding shares between January 2019 and April 2019, (iii) in January 2019, we issued to each of Mr. Hurgin and Mr. Aurovsky 226,426 ordinary shares and warrants to purchase 226,426 ordinary shares and in April 2019, we issued to each of them 350,000 ordinary shares, thereby increasing their respective beneficially holdings to 19.91% of our outstanding ordinary shares and (iv) as of December 31, 2019, Sabby decreased its holdings to 4.99% of our outstanding shares.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of the date of this annual report, we had 18 shareholders of record who are registered with an address in the United States, holding approximately 59.6% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since 4,463,491 ordinary shares or 58.1% of our outstanding ordinary shares are held of record by one U.S. nominee company, CEDE & Co.

Currently, the Company believes that Mr. Hurgin and Mr. Aurovsky ceased to meet the definition of controlling shareholders and currently there are no controlling shareholders in the Company. The Company’s position is based, among other things, on their current percentage of ownership and the fact that there is not written or oral voting agreement between them.

None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2017:

Merger Related Amendments

On November 13, 2017, Messrs. Hurgin and Aurovsky, the Company and the Bank Leumi Le-Israel Trust Company Ltd. amended an escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. Additionally, on June 23, 2017, Messrs. Hurgin and Aurovsky entered into an amendment to a tolling agreement. See “Item 4A-History and Development of the Company-Our History”.

Irrevocable Undertaking

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking for our benefit. On January 10, 2019, we entered into the Conversion Agreement with Messrs. Hurgin and Aurovsky, pursuant to which Messrs. Hurgin and Aurovsky transferred to us the Founders’ Proceeds, and we used the entire Founders’ Proceeds in order to repay the amount outstanding under our line of credit in full. In return for the transfer of the Founders’ Proceeds to us, we issued, in a private placement, to each of Messrs. Hurgin and Aurovsky 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at a conversion price of $3.25. Simultaneously with the closing of the Conversion Agreement, the Undertaking was automatically terminated. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

Awards

On February 17, 2019, we agreed to issue 350,000 restricted ordinary shares to each of our significant shareholders under the 2015 Plan. See “Item 6D. Share Ownership —2015 Long-Term Equity Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our senior management. See “Item 6B. Directors, Senior Management and Employees — Compensation — Employment Agreements with Senior Management.”

Indemnification

Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for our officers and directors and our wholly owned subsidiaries. See “Item 6.B. Directors, Senior Management and Employees — Compensation – Indemnification and Insurance of Officers and Directors”.

On August 6, 2019, our board of directors approved indemnification of Mr, Hurgin and Mr. Aurovsky of $250,000. On November 13, 2019, Mr. Hurgin advanced through one of his wholly owned companies $100,000 thousand for legal fees in respect of the motion to dismiss the SEC civil complaint against the Significant Shareholders. The amount advanced by Mr. Hurgin was accrued and recorded within the ‘Related parties’ line item as part of the consolidated balance sheet as of December 31, 2019. Refer to note 10.a.8 to our audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report. for additional information.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

Re. Ability Inc. Securities Litigation

In 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against the Company, Anatoly Hurgin, Avi Levin, Benjamin Gordon, and BDO Ziv Haft in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States (the “NY Class Action”). Plaintiffs Ametren L.P. and Theodore Zwicker were appointed co-lead plaintiffs. The Second Amended Consolidated Complaint asserted claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added the Company’s former director, Benjamin Gordon and the Company’s auditor, BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Benjamin Gordon, a claim pursuant to Section 11 of the Securities Act against the Company, BDO Ziv Haft and Messrs. Hurgin and Benjamin Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Benjamin Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint did not specify the amount of damages sought.

On April 25, 2018, the parties reached an agreement (and signed a Stipulation and Agreement of Settlement) to settle all of the claims in the action, pending approval by the Court. The settlement provided for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the NY Class Action. The settlement included the dismissal of all claims against the Company and the named individuals in the action. $250,000 of the $3.0 million settlement amount would be funded by the Company and the remaining $2.75 million would be funded with the Company’s insurance proceeds or contributed by other defendants. On September 14, 2018, the court granted final approval to the settlement, overruling the one objection that was filed. The approval of the settlement (and entry of judgment thereon) caused the dismissal of all claims against the Company and the named individuals in the NY Class Action. On September 17, 2018, the objector whose objection was overruled, Brian Levy, filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On March 8, 2019, Brian Levy filed a stipulation, executed by all parties to the appeal, withdrawing the appeal with prejudice. On March 18, 2019, the Appellate Court so-ordered the stipulation. On June 26, 2019, the Court entered an Order granting plaintiffs’ unopposed Motion for Entry of a Class Distribution Order, seeking, among other relief, an order authorizing distribution of the settlement fund to authorized claimants.

In connection with the entry into of the settlement of the NY Class Action, the Company entered into an agreement with its insurer (the “Discharge Agreement”) pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the NY Class Action. The Company did not record any provision with respect to this litigation.

Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against us, our former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Benjamin Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, we filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. The Company then filed its motion to dismiss directed at the third amended complaint on October 1, 2018. The Court held a hearing on the Company’s motion to dismiss granted the Company’s motion to dismiss without prejudice, and provided the plaintiff with the opportunity to file a further amended complaint.

Thereafter, the plaintiff filed his fourth amended complaint on March 14, 2019 and the Company filed a motion to dismiss the fourth amended complaint. On May 21, 2020, the Court entered an order denying the Company’s motion to dismiss, in part, and deferring ruling, in part. The Company is the process of preparing supplemental briefing in connection with the motion to dismiss as requested by the Court, and we intend to continue vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time. Ability, Inc. is the named defendant in this action, but ACSI recorded a provision of $200,000 as of December 31, 2019, for this litigation (along with the Hammel litigation, below) as of December 31, 2019 and intends to vigorously defend against this action.

Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against us, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, we were also named as one of the defendants. We filed a motion to dismiss the complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. we filed our motion to dismiss directed at the third amended complaint on October 1, 2018.We intend to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time. Ability, Inc. is the named defendant in this action, but ACSI recorded a provision of $200,000 as of December 31, 2019 for this litigation (along with the Pottash litigation, see above) and intends to vigorously defend against this action.

Patent Infringement Litigation

On October 27, 2015, ACSI received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by ACSI and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. Ability Computer & Software Industries Ltd. et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual originally against ACSI and its controlling shareholders at that time. The amount sought in the lawsuit for registration fee court is NIS 5.0 million (approximately $1.4 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, ACSI and its controlling shareholders filed a statement of defense, and on April 13, 2016 a pre-trial hearing was held. On May 23, 2016, the plaintiffs filed a petition to add us, Ability Limited, a company wholly owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the application of the original defendants and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017, the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the original defendants (ACSI and its former controlling shareholders) to file their response to the petition to join us, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the original defendants filed a petition to order the plaintiffs to deposit a guarantee as security for costs of the trial (a response was filed on January 14, 2018, and a rejoinder was filed on January 17, 2018). A second pre-trial hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the original defendants or us, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee as security for costs will be adjudicated after the statement of case is amended. On March 15, 2018, the plaintiffs filed an amended statement of claims against the original defendants, as well as against us, Ability Limited and ASM. On May 30, 2018, the defendants filed an amended statement of defense along with two petitions: (1) a petition for issuing a decision on the petition to order the plaintiffs to deposit a guarantee as security for costs; and (2) a petition for dismissing the case in limine. The plaintiffs filed their responses to the two petitions on June 26, 2018 and the defendants filed rejoinders on July 8, 2018.

On July 11, 2018 and July 18, 2018, two pre-trial hearings were held, and the court decided to order the plaintiffs to deposit a guarantee of NIS 100,000 (approximately $29,000 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) as a security for costs. In addition, the defendants were asked by the court to reconsider their position regarding the petition for dismissing the case in limine. On July 24, 2018, the parties jointly informed the court that: (1) without waiving any contentions or rights, the defendants would not insist on the petition for dismissing the case in limine, and the contentions raised in the petition for dismissing the case in limine would be decided in the final judgement or in any interim decision; (2) they agree to appoint again a mediator (Adv. Reuven Behar) in an attempt to settle the dispute out of court via mediation limited in duration for no longer than six months; and (3) to set dates for pre-trial procedures (discovery and interrogatories), for a pre-trial hearing and for filing evidence. Accordingly, on July 24, 2018, the court decided to dismiss the petition for dismissing the case in limine without mutually waving any contentions or rights, and set dates for discovery and for exchanging of and replying to interrogatories (originally the entire procedure should have been completed by the end of October 2018, and later it was extended to December 2018). On August 6, 2018, the parties jointly applied to the mediator, Adv. Behar, and a preliminary meeting with the mediator took place on September 2, 2018 and the mediation process is ongoing. On December 17, 2018, the parties exchanged discovery affidavits and interrogatories. On February 20, 2019, a pre-trial hearing was held. The court decided, in accordance with the consent of the parties, to extend the timetable for the pre-trial procedures: (1) completion of discovery and replying to interrogatories by March 31, 2019; (2) filing petitions concerning the pre-trial procedures by May 2, 2019; and (3) filing responses to the petitions by May 23, 2019. A pre-trial hearing was set for June 24, 2019. The defendants filed an amended statement of claims on February 27, 2019. On April 4, 2019, after a short extension was agreed on and was approved by the court, the parties exchanged replies to interrogatories and complementary discovery affidavits. On May 2, 2019, the defendants filed a petition for a mandatory order requiring the plaintiffs to reply to interrogatories and a petition for a mandatory order for disclosure and examination of certain documents. On June 16, 2019 (after a short extension was agreed on and was approved by the court), the plaintiffs filed their responses to both petitions. On September 11, 2019 (after the pre-trial hearing which was set for June 24, 2019 had been adjourned), a pre-trial hearing was held, and the court gave its decisions with respect to the petitions for a mandatory order requiring the plaintiffs to reply to interrogatories and for a mandatory order for disclosure and examination of certain documents which was filed by the defendants. In addition, it was agreed by the parties that an expert on behalf of the plaintiffs would examine the allegedly infringing products after signing a confidentiality commitment. A pre-trial hearing was originally set for January 13, 2020, but was later adjourned to January 20, 2020. The parties exchanged drafts for such a confidentiality commitment and agreed on dates for performing the examination. Nevertheless, the plaintiffs informed the defendants that solely based on the available allegedly infringing products themselves, the expert on behalf of the plaintiffs will not be able to examine whether the products infringe the patent, and the examination did not take place. On December 16, 2019, the plaintiffs filed a petition for shifting the burden of proof to the defendants. The defendants filed a response on December 30, 2019, and the plaintiffs filed a rejoinder on January 9, 2020. On February 10, 2020, a pre-trial hearing was held, and the court decided that the petition for shifting the burden of proof to the defendants is unnecessary, since the decision of September 11, 2019 should be interpreted so that the meaning of the consent of the parties regarding the examination of the allegedly infringing products by the expert on behalf of the plaintiffs is that it includes examination of source codes, and that the examination should take place (the examination was scheduled to March 3, 2020). On February 20, 2020, the defendants filed a petition to correct the decision of September 11, 2019 because their consent regarding the examination by the expert on behalf of the plaintiffs was not as was interpreted by the court. On March 11, 2020 the plaintiffs filed a response as well as a recurring petition to shift the burden of proof to the defendants and alternatively for deleting the statement of defense, since the expert on behalf of the plaintiff did not receive source codes during the examination. On May 6, 2020, the defendants filed a rejoinder and a response to the recurring petition for shifting the burden on proof. On May 11, 2020, a hearing was held, and the court dismissed the petition of the defendants to correct the decision of September 11, 2019, and decided that the defendants should allow the expert on behalf of the plaintiff to examine the source codes of the allegedly infringing deciphers in 30 days, and therefore the recurring petition for shifting the burden of proof is unnecessary, and also decided that the defendant will bear costs in a total sum of NIS 12,000 (approximately $3,470 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). On May 27, 2020, the defendants filed an application for extending the time set by the court for the examination of the source codes of the allegedly infringing deciphers, and on June 2, 2020, the court allowed the requested extension. On June 8, 2020 the defendants filed an application (with the plaintiffs’ consent) before the Supreme Court for extending the time for filing a request for leave to appeal the decision of May 11, 2020 until July 26, 2020, and the extension was allowed.

In addition, after the Deputy Patent Registrar decided to reject the revocation application, which was filed by a third party, on August 23, 2017, the patentee, Dr. Barkan, filed a request to have the specification of the patent amended an amended version of (amendment of some of the patent’s claims) on September 28, 2017. The requested amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, ACSI filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, ACSI filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan filed his statement of claims on June 14, 2018. On November 28, 2018, ACSI filed its evidence (an expert opinion). On December 5, 2018, Dr. Barkan informed that he waived his right to file evidence, and later informed that he did not intend to cross-examine the expert on behalf of ACSI, but on February 11, 2019, the deputy registrar decided to summon the expert on behalf of ACSI to testify. On February 14, 2019, a hearing took place. On February 20, 2019, the deputy registrar decided to dismiss ACSI’s opposition and decided that ACSI will bear costs in a total sum of NIS 33,000 (approximately $9,550 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

On March 19, 2019, ACSI filed an appeal on the deputy patent registrar’s decision to the District Court of Tel Aviv (C.A. 45733-03-19). A brief of main arguments and exhibits were filed by the appellant and by the respondent on March 17, 2020 and on March 29, 2020, respectively. A hearing should have been held on April 21, 2020, but due to the COVID-19 crisis it was adjourned to December 3, 2020. (The Company did not record any provision with respect to this litigation.

Ladragor Litigation

On May 3, 2016, we were served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragor v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel (the “Court”), filed, against us, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that we misled the public in our public filings with regard to our financial condition and included misleading information (or omitted to include relevant information) in our financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards us and our public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $39.8 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.7 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). On September 15, 2016, we filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, we filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of our annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three-month extension to file a full response, among other things, as we have not filed our annual financial statements or published the findings of the internal investigation. On August 14, 2017, we and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017, to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that we have not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017, the plaintiff, us, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On July 1, 2019, the parties, other than Mitchell Gordon and Benjamin Gordon, have signed a Settlement Agreement (the “Settling Parties” and the “Settlement Agreement”, respectively). The Settlement Agreement applies to any party that purchased shares of the Company on the Tel Aviv Stock Exchange and index-tracking investment products that include shares of the Company (directly or indirectly) during the period between January 12, 2016 and May 2, 2016, and were holding it at May 2, 2016, excluding the Respondents (the “Members of the Class”). The total compensation amount is the sum of approximately NIS 0.694 (approximately $0.2 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) for each share held on May 2, 2016, less the expenses related to the execution of the Settlement Agreement. In accordance with the Settlement Agreement, the Respondents’ Insurer will transfer a sum of NIS 1,293,521 (approximately $374,280 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) to a trust account that will be opened by the Counsel of the Representative Plaintiff. The Trustee will deduct from this sum (and from the profits accrued thereon) any tax required under law, payments to the Clearing House of the Stock Exchange and the members of the Stock Exchange for the execution of the payment mechanism and/or any expense required for the execution of the payment mechanism and/or under this Settlement Agreement and/or applicable to the funds in trust. The balance of the funds after the deductions as stated will be hereinafter the “Net Payment Amount”. According to the Settlement Agreement, inter alia, Members of the Class will be entitled to compensation for each share of the Company that they held on May 2, 2016, in an amount equal to the division of the Net Payment Amount (in addition to the profits accrued on the same amount until the transfer date of the Compensation to the Members of the Class) by 1,863,863, which is the estimated number of shares traded in Israel during the relevant period.  The Settling Parties also recommended that the Court rule that the Respondents, except of Mitchell Gordon and Benjamin Gordon (“Respondents 1-3”), through their Insurer, will pay the Representative Plaintiff and his Counsel, the following sums: (1) A total amount of NIS 106,725 (approximately $30,880 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) to the Representative Plaintiff as special remuneration; (2) A total amount of NIS 285,302 (approximately $82,550 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), in addition with lawful VAT, to the Counsel of the Representative Plaintiff, as their fees; (3) An amount of NIS 35,000 (approximately $10,130 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), in addition with lawful VAT, to the Counsel of the Representative Plaintiff, as their fees in their capacity as Trustee. On July 7, 2019, the parties filed with the Court a motion to approve the Settlement Agreement (the “Motion to Approve”). On the same day, the Court ordered Respondents 1-3 to publish a notice to the public regarding the Motion to Approve (the “First Notice”). The First Notice was published on July 10, 2019. On August 13, 2019, the Attorney General notified the Court that he has no objections to the Settlement Agreement. In addition, no objections to the Settlement Agreement were raised by the public. Therefore, on August 27, 2019, the Court approved the Settlement Agreement, and ordered Respondents 1-3 to publish a notice to the public regarding the approval of the Settlement Agreement. Such notice was published on September 1, 2019. Currently, the Settlement Agreement is being implemented. As referenced in Section (2) above, the Ladragor Litigation is not subject to the Discharge Agreement. The Company did not record any provision with respect to this litigation.

Mitchell Gordon v. Ability Inc.

On June 22, 2018, Mitchell Gordon, the former Chief Financial Officer of Cambridge, filed a Summons with Notice (the “Notice”), against us in the Supreme Court of the State of New York, New York County (Index No. 653124/2018). In the Notice, Mitchell Gordon describes the nature of his claims as ones for breach of contract and unjust enrichment against us based on our alleged failure to indemnify him under the terms of the Amended and Restated Memorandum and Articles of Association of Ability Inc., adopted by special resolution and passed with effect on December 23, 2015. Mitchell Gordon purports to seek compensatory damages in the amount of at least $325,000.

On January 8, 2019, the Court entered an Order extending Mitchell Gordon’s time to serve the Summons with Notice upon us until May 8, 2019. On April 8, 2019, the Clerk of the Supreme Court of the State of New York, New York County posted on the docket a certificate from the Israeli Courts Administration that the Notice was served upon the Company on December 20, 2018.

On July 2, 2019, Mitchell Gordon filed a Motion for the Entry of a Default Judgment against the Company. That motion for a default judgment was denied, without prejudice, on October 3, 2019. In November 2019, Mitchell Gordon and the Company entered into a confidential settlement agreement, and in a related matter, Mitchell Gordon entered into a “Discharge Agreement” with the Company’s insurance company. Pursuant to the settlement with the Company, upon Mitchell Gordon receiving payment from the insurance company of $250,000, Mitchell Gordon agreed to discontinue the NY Action, with prejudice. After Mitchell Gordon received this payment from the insurance company in December 2019, Mitchell Gordon filed the notice of discontinuance, with prejudice, of the NY Action on December 4, 2019. The settlement agreement contained mutual releases between the Company and Mitchell Gordon as to all claims concerning the NY Action, with one exception that provided for a limited indemnification right by Mitchell Gordon. Specifically, Mitchell Gordon shall have a right to file a legal action to attempt to seek limited indemnification from the Company for reasonable attorney’s fees that exceed $50,000 (“Limited Indemnification”), if all four of the following conditions are satisfied: i. In the case of SEC v. Hurgin, et al., No. 1:19-cv-05705 (S.D.N.Y.) (“SEC Litigation”), Gordon is served with a subpoena and required to produce documents or testify at a deposition in the SEC Litigation; ii. Gordon incurs and pays attorney’s fees of $50,000 as a direct result of producing documents and/or providing a deposition in the SEC Litigation; iii. Gordon satisfies all other requirements (including under Ability’s corporate governance documents) for obtaining indemnification; and iv. Assuming Gordon satisfies conditions i. through iii. above, Gordon must file such action against the Company for Limited Indemnification only in an appropriate court in Israel. In any such action, the Company reserved all defenses or arguments as to whether Gordon is entitled to indemnification.

Benjamin Gordon v. Guest Krieger Limited and XL Insurance Company SE

On September 10, 2019, Mr. Benjamin Gordon, a former director of the Company, filed a lawsuit against Guest Krieger Limited and XL Insurance Company SE (the “Insurance Company”) with the Tel Aviv-Yafo District Court (the “Court” and the “Claim”, respectively). As part of the Claim, Mr. Gordon requested the Court to order the Insurance Company to reimburse him for his legal fees in several legal proceedings in the US and in Israel, in accordance with “Directors & Officers Liability & Company Reimbursement Insurance” policy (the “Policy”). The amount sued by Mr. Gordon is NIS 13.0 million (approximately $3.8 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

On December 12, 2019, the Insurance Company filed a Statement of defense, in which it denied Mr. Gordon’s claims, and stated that his alleged expenses were not covered by the Policy.

On January 9, 2020, Mr. Gordon filed a response to the Insurance Company’s statement of defense.

According to the Discharge Agreement signed by the Company and the Insurance Company, the Company shall indemnify the Insurance Company for any payments which the Court will impose on the Insurance Company in the proceeding, and also for the Insurance Company’s reasonable legal expenses and lawyers’ fees.

Mr. Gordon and the Insurance Company agreed to appoint Hon. Justice (Ret.) Adi Zarankin as a mediator, and the first mediation session was held on March 3, 2020. The Company agreed to participate in the mediation. Following the first mediation session, the mediator held separate meetings with the parties. The separate meeting with the Insurance Company’s and the Company’s attorneys was held on May 24, 2020.

On June 2, 2020 Mr. Gordon notified the mediator of the cessation of the mediation without an agreement.

On June 11, 2020, the Court held a pre-trial hearing. The Court ordered the parties to complete discovery proceeding within 30 days and to file testimony affidavits until October 14, 2020 (for Mr. Gordon) and until December 14, 2020 (for the Insurance Company).

Another pre-trial hearing is scheduled on January 11, 2021. The Company did not record any provision with respect to this litigation.

SEC v. Hurgin, Aurovsky, ACSI, and Ability Inc.

On July 3, 2018, the SEC issued Wells notices to the Company and its controlling shareholders at that time, Anatoly Hurgin and Alexander Aurovsky, who are also officers and directors, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and its controlling shareholders that would allege, among others, violations of Section 17(a) of the Securities Act, Sections 10(b) and 14(a) of the Exchange Act. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and its controlling shareholders with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. On August 10, 2018, the Company and its controlling shareholders made Wells submissions in response to the Wells notices.

Following an investigation by the SEC, on June 18, 2019, a civil complaint was filed by the SEC against the Company, ACSI, and the two controlling shareholders, in the United States District Court for the Southern District of New York (the “Court”). The complaint is a civil enforcement action and alleges violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 17(a) of the Securities Act, and Section 14(a) of the Exchange Act and Rule 14a-9 thereunder by Messrs. Hurgin, ACSI and the Company in connection with the Company’s December 2015 transaction with Cambridge Capital Acquisition Corporation. As to Aurovsky, the complaint alleges a more narrow set of violations, specifically, Sections 17(a)(2) and (a)(3) of the Securities Act, and Exchange Act Section 14(a)(9) and Rule 14a-9 thereunder. The SEC seeks injunctive relief, disgorgement (with prejudgment interest), and civil penalties and in addition, with respect to Mr. Hurgin only, an officer and director bar.

On December 9, 2019, the Company and ACSI entered into a settlement with the SEC to resolve the SEC enforcement action against the Company and ACSI. The settlement was subject to the approval of the Court. Pursuant to the terms of the settlement, the Company and ACSI each consented to the entry of a judgment, without admitting or denying the substantive allegations of the complaint, that require them, subject to court approval, to refrain from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 17(a) of the Securities Act, and Section 14(a) of the Exchange Act and Rule 14a-9 thereunder. The judgments, which were part of a “bifurcated settlement,” provide that the amounts of the disgorgement, prejudgment interest and civil penalty, if any, will be determined at a future time by the Court, upon motion of the SEC. Under the judgments, solely for purposes of the motion to determine the amounts of monetary relief, the Company and ACSI cannot contest that there were securities violations, and the allegations of the complaint will be deemed true by the Court (again, solely for purposes of deciding the motion).

On December 10, 2019, the Court approved the settlement by entering the above-referenced judgments against the Company and ACSI. The litigation as to Hurgin and Aurovsky is continuing, and they have represented to the Court that they will file a motion to dismiss the complaint. The Company did not record any provision with respect to this litigation.

IMOD investigation

On March 17, 2019, the Israeli Ministry of Defense (the “IMOD”) informed the Company that it had ordered the suspension of the licenses granted to its Israeli subsidiary, Ability Security Systems Ltd., under the Israeli Defense Export Control Law, 2007. In addition, on March 20, 2019, the IMOD decided to suspend the licenses that were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. Following hearing procedures and investigations of ASM’s and ACSI’s activity by the Director of Security at the IMOD and by the Israeli Defense Export Controls Agency at the IMOD, concerning suspicions for violations of the Defense Export Control Law, the Unit of International Crime Investigations at the Israel Police, in a joint investigative team with the Director of the IMOD and the Israeli Tax and Customs Authorities, is now investigating suspicions for committing fraud, smuggling, and money laundering on a significant scale, allegedly committed by ASM and ACSI as part of their business activities (the “Israeli Investigation”). As part of the Israeli Investigation, on September 15, 2019, arrests and searches were conducted. The investigation is supervised by the Financial Department at the State Attorney’s Office. Further details of the Israeli Investigation are subject to a gag order.

Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., ACSI, the individual members of the board of directors of Cambridge Capital Acquisition Corp. (“Cambridge”), and Cambridge, and the Company as nominal defendants in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida. The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with ACSI, and that ACSI was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, ACSI filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacked personal jurisdiction over ACSI; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination (as defined below) and the claims against ACSI were insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss.

On June 21, 2017, the judge entered an order (the “June 21 Order”), granting a partial motion to dismiss as to the counts against ACSI due to lack of personal jurisdiction over ACSI. ACSI was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring ACSI directly back into the action in the future. On the other hand, pursuant to the judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remained pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification, but allowing plaintiff to attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

Plaintiff filed his Verified Third Amended Class Action and Derivative Complaint on April 12, 2018, asserting the same claims set forth in the Second Amended Complaint, and revising the proposed class definition. On May 2, 2018, plaintiff filed his Renewed Motion for Class Certification and Incorporated Memorandum of Law.

On June 27, 2018, the defendants filed a Motion to Dismiss the Third Amended Complaint seeking dismissal of the claims asserted on multiple grounds. On September 11, 2018, defendants filed their formal memorandum in opposition to plaintiff’s renewed motion for class certification. The Court held an evidentiary hearing on the Renewed Motion for Class Certification on September 18, 2018.

After the evidentiary hearing and oral argument, on October 16, 2018, the judge entered the formal Order Denying plaintiff’s Renewed Motion for Class Certification for multiple reasons, including the failure of plaintiff to satisfy the various requirements necessary for class certification and the failure of plaintiff to establish that he has any valid individual direct claim in light of the final class action settlement in New York and in light of plaintiff’s decision to opt-into the New York class action. In the October 16, 2018 order, the judge further ruled that the court will proceed to dismiss Counts I, II, III and VI of the Third Amended Complaint with prejudice, subject only to the resolution of any appeal filed by plaintiff challenging the final judgment in the New York federal court.

This case has now been formally resolved, and pursuant to the Joint Motion for Entry of Stipulated Order of Dismissal filed by counsel for the parties, the Court entered the Stipulated Order of Dismissal on March 6, 2019, wherein the Court dismissed all counts of the Third Amended Complaint with prejudice as to the plaintiff Brian Levy.

Israeli Arbitration

In January 2015, ACSI, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third-party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against ACSI and its former shareholders, claiming a right to review ACSI’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,200,000 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2016), which was subsequently approved by our board of directors. On or about the time of the board meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process and on February 16, 2017, a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 9,527,000 (approximately $2,480,000 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2016), including VAT (which is equal to NIS 8,142,735 plus VAT). Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of our board of directors, us and Messrs. Hurgin and Aurovsky appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between us and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that Messrs. Hurgin and Aurovsky shall pay 30% of the settlement amount excluding VAT, and we shall be required to pay 70% of the settlement amount, and the entire VAT due. During the year ended December 31, 2017, the Company paid the entire settlement amount which was recorded during the year ended December 31, 2016 and in connection therewith, on April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to the Company NIS 376,410 (approximately $98,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), or a total of NIS 752,820 (approximately $196,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016) constituting their portion of the settlement amount.

On September 10, 2019, Mr. Benjamin Gordon, a former director of the Company, filed a lawsuit against Guest Krieger Limited and XL Insurance Company SE (the “Insurance Company”) with the Tel Aviv-Yafo District Court (the “Court” and the “Claim”, respectively). As part of the Claim, Mr. Gordon requested the Court to order the Insurance Company to reimburse him for his legal fees in several legal proceeding in the US and in Israel, in accordance with “Directors & Officers Liability & Company Reimbursement Insurance” policy (the “Policy”). The amount sued by Mr. Gordon is NIS 13.0 million (approximately $3.8 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

On December 12, 2019, the Insurance Company filed a Statement of defense, in which it denied Mr. Gordon’s claims, and stated that his alleged expenses were not covered by the Policy.

According to the Discharge Agreement signed by the Company and the Insurance Company, the Company shall indemnify the Insurance Company for any payments which the Court will impose on the Insurance Company in the proceeding, and also for the Insurance Company’s reasonable legal expenses and lawyers’ fees.

Mr. Gordon and the Insurance Company are considering appointing a mediator in an attempt to settle the dispute out of court. The Company agreed to participate in such mediation. The Company did not record any provision with respect to this litigation.

Dividend Policy

Our board of directors currently intends to retain all earnings, if any, for use in our business operations and, accordingly, does not anticipate declaring any dividends in the near future. Payment of dividends is within the discretion of our board of directors and will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. In accordance with the laws of the Cayman Islands, no dividend or other distribution shall be paid except out of our realized or unrealized profits, out of the share premium account or as otherwise permitted by law.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Additional Information—Taxation—Israeli Taxation— Taxation of non-Israeli shareholders on receipt of dividends.”

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes in the period from December 31, 2019, and until the date of the filing of this Annual Report.

Item 9.	The Offer and Listing

A.	Offer and Listing

On December 24, 2015, our ordinary shares and warrants began trading on the Nasdaq Stock Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have been quoted on “the OTC Pink” under the symbol “ABIWF.” Our shares were delisted on December 27, 2019 and since such date have been quoted on “the OTC Pink” under the symbol “ABILF.” Since January 12, 2016, our ordinary shares are also traded on the Tel Aviv Stock Exchange under the symbol “ABIL.”

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

Our ordinary shares are traded on the Tel Aviv Stock Exchange Ltd. under the symbol “ABIL”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Registered Office and Objectives

We are registered with the Cayman Islands Registrar of Companies under registration number 303448. The objects and purposes for which the Company is established, as set forth in Article 3 of our amended and restated memorandum of association, are unrestricted and we shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Voting. Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy.

Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, Cayman Islands law or the rules of a stock exchange on which the shares are traded by an instrument of transfer-in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of shares without assigning any reason therefor. If our board of directors refuses to register a transfer, they shall notify the transferee within two months of such refusal.

Variation of Rights. If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class may be varied without the consent of the holders of the issued shares of such class where such variation is considered by the board of directors not to have a material adverse effect upon such rights. Otherwise, any such variation shall be made with either:

(i)	the consent in writing of the holders of not less than two-thirds of the issued shares of that class; or

(ii)	the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. For any such meeting, the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class.

Alteration of Capital. We may by ordinary resolution: (a) increase our share capital; (b) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; (c) convert all or any of our paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination; (d) by subdivision of our existing shares or any of them, divide the whole or any part of our share capital into shares of smaller amounts or into shares without par value; and (e) cancel a\ny shares that at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the provisions of the Companies Law, we may by special resolution reduce our share capital or any capital redemption reserve fund.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares shall be effected in such manner and upon such other terms as we may, by special resolution, determine before the issue of the shares.

Call on Shares and Forfeiture of Shares. Subject to the terms of the allotment and issue of any shares, the directors may make calls upon the shareholders in respect of any monies unpaid on their shares (whether in respect of par value or premium), and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to us at the time or times so specified the amount called on the shares. A call may be revoked or postponed, in whole or in part, as the directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

If a call or installment of a call remains unpaid after it has become due and payable, the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Appointment of Directors

Our ordinary shares do not have cumulative voting rights for the appointment of directors. Rather, under our amended and restated articles of association, our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to appoint any or all of our directors whose positions are being filled at that meeting. In addition, under our amended and restated articles of association, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office.

A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested (provided that such director has provided prior notice). The directors may exercise all the powers of the Company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third-party. The remuneration to be paid to the directors is determined by the board of directors, which has currently delegated such authority to the compensation committee with respect to directors who are not independent directors. There is no age limit requirement for directors.

Dividend and Liquidation Rights

The holders of our ordinary shares are entitled to receive the dividends that are declared and approved by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test. Any dividend or other distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the directors, be paid into a separate account in the Company’s name, provided that we shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to us.

On liquidation, a liquidator may divide our assets, among the shareholders, in cash or in kind, in whole or in part, in a manner proportionate to their shareholdings.

Shareholder Meetings

Each ordinary share entitles the holder thereof to one vote on a show of hands and one vote in respect to each ordinary share held by that shareholder on a poll, on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorized representative or proxy). A shareholder may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a shareholder appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

No business shall be transacted at any general meeting unless a quorum is present. Two shareholders being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy, shall be a quorum unless we have only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholder’s requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Under the amended and restated memorandum and articles of association, we may, but are not obliged to (unless required by the Companies Law), in each year hold a general meeting as our annual general meeting. However, we intend to hold shareholders’ meetings annually and shareholders’ meetings may be convened by the board of directors on its own initiative. Subject to the amended and restated memorandum and articles of association, advance notice of at least five clear days is required for the convening of shareholders’ meetings. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast, while a special resolution requires the affirmative vote of at least two-thirds of the votes cast attaching to the ordinary shares. Holders of ordinary shares have the power, among other things, to appoint directors, appoint auditors and make changes in the amount of our authorized share capital.

Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the amended and restated memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the amended and restated articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining the affairs of the Company, requiring the Company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the Company and its creditors, and sanctioning the transfer of the business or property of the Company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction.

Inspection of Books and Records.

No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this Annual Report, which contains our audited financial statements, available to shareholders.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. The following paragraphs are a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and to their shareholders.

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated in the Cayman Islands under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands; or (b) two or more companies incorporated in the Cayman Islands under the Companies Law. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies).

A merger or consolidation will involve, amongst other things, the directors of each constituent company participating in a merger or consolidation approving a written plan of merger or consolidation on behalf of that company which complies with the requirements of the Companies Law. The written plan of merger or consolidation approved by the directors must generally be authorized by resolution of the shareholders of each constituent company participating in the merger or consolidation, subject to and in accordance with the Companies Law. The consent of each holder of a fixed or floating security interest of a constituent company participating in a proposed merger or consolidation should also be obtained, although the courts of the Cayman Islands have a discretion to waive such requirement upon such terms as to the security to be issued by the consolidated or surviving company as the court considers reasonable.

A dissenting member of a Cayman Islands company proposing to participate in a merger or consolidation has a limited entitlement to provide a written objection to the proposed action and to receive payment of the fair value of his shares in accordance with the provisions of the Companies Law.

If a merger or consolidation is effected in accordance with the Companies Law:

●	the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies immediately vest in the surviving or consolidated company;

●	subject to any specific arrangements entered into by the relevant parties, the surviving or consolidated company is liable for and subject, in the same manner as the constituent companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the constituent companies;

●	an existing claim, cause or proceeding, whether civil (including arbitration) or criminal pending at the time of the merger or consolidation by or against a constituent company, is continued by or against the surviving or consolidated company; and

●	a conviction, judgment, ruling, order or claim, due or to become due, against a constituent company, applies to the surviving or consolidated company instead of to the constituent company.

Cayman Islands law also provides statutory provisions which facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the parties have complied with the statutory provisions regarding majority vote;

●	the shareholders have been fairly represented at the meeting in question; and

●	the arrangement is one that a businessman would reasonably approve.

When a take-over offer is made and accepted by holders of 90% in value of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the Company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

D.	Exchange Controls

Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our amended and restated memorandum and articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation similar to inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2019 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares or warrants. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares or warrants in the United States that will hold our ordinary shares or warrants as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, certain financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares or warrants as compensation for the performance of services;

●	persons that will hold our shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares or warrants through such an entity;

●	S-corporations;

●	persons whose “functional currency” is not the U.S. Dollar;

●	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

●	persons holding our ordinary shares or warrants in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares or warrants.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or warrants or that the IRS’s position would not be sustained. Moreover, on December 22, 2017, President Trump signed into law P.L. 115-97 (the “Tax Cuts and Jobs Act”), which made significant changes to the Code. Since enactment, the IRS has issued proposed and final regulations to implement the Tax Cuts and Jobs Act. The impact of the Tax Cuts and Jobs Act and the regulations thereunder on our investors is uncertain and may not become evident for some period of time. Holders are urged to consult their tax advisors regarding the effect of these changes to the Code on their investments in our ordinary shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares or warrants that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or warrants, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Holders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares or warrants.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current and/or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to U.S. Holders with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits for a taxable year applies to all foreign taxes paid or accrued in such taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if certain minimum holding period requirements are not satisfied. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

The amount of a distribution will equal the U.S. dollar value of any foreign currency received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not a U.S. Holder in fact converts any such foreign currency received into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss with respect to the distribution. A U.S. Holder may have foreign currency gain or loss if the foreign currency is converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of foreign currency into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source.

Adjustments with respect to Warrants

The terms of our warrants provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, U.S. Holders of warrants would be treated as receiving a constructive distribution from us, if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. Holders of such shares as described under “Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Sale, Exchange or Other Disposition of Ordinary Shares or Warrants

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares or warrants in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares or warrants, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share or warrant generally will be equal to the cost of the ordinary share or warrant. See “Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in ordinary shares acquired pursuant to the exercise of a warrant. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares or warrants is generally eligible for a preferential rate of taxation in the case of long-term capital gain. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Exercise or Lapse of a Warrant

Except as discussed below with respect to a cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the holding period of such share generally begins on the day after the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

In certain circumstances, the warrants will be exercisable on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the cashless exercise of warrants, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the ordinary shares received.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

●	at least 75% of its gross income is “passive income”, or

●	at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares and warrants. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that it is likely we were not a PFIC for our 2019 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2020 or for any other taxable year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely “qualified electing fund” election (“QEF election”) or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares  or warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares or warrants), and (ii) any gain realized on the sale or other disposition of such ordinary shares or warrants. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such ordinary shares or warrants, as applicable;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

To the extent a distribution on our ordinary shares (or warrants, to the extent applicable) does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Distributions.”

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if we are likely not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above).

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the ordinary shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such ordinary shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

QEF Election. Certain of the adverse consequences of PFIC status can be mitigated for holders of our ordinary shares if a U.S. Holder makes a QEF election with respect to our ordinary shares. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any gain on sale or other disposition of a U.S. Holder’s ordinary shares would be treated as capital gain, and the interest penalty discussed above will not be imposed. A U.S. Holder may not make a QEF election with respect to its warrants to acquire our ordinary shares. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall endeavor to timely provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

Mark-to-Market Election. Alternatively, if our ordinary shares are treated as “marketable stock,” a U.S. Holder may make a “mark-to-market” election with respect to our ordinary shares (but not our warrants), provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If a mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in such ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. A U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our ordinary shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our ordinary shares are expected to constitute “marketable stock” as long as they remain listed on TASE and are regularly traded.

A mark-to-market election will not apply to our ordinary shares held by a U.S. Holder for any taxable year during which we are likely not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of ordinary shares or warrants in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our ordinary shares or warrants, any elections available with respect to such ordinary shares or warrants and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares or warrants.

Backup Withholding and Information Reporting Requirements

U.S. backup withholding and information reporting requirements may apply to payments to holders of our ordinary shares or warrants. Information reporting generally will apply to payments of dividends on, and proceeds from the sale of, our ordinary shares or warrants, as applicable, made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares or warrants, other than an exempt recipient (including a corporation). A payor may be required to backup withhold from payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares or warrants, as applicable, within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the backup withholding rules generally should be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock or warrants, as applicable. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders should consult with their own tax advisors regarding the application of the 3.8% Medicare tax to them as a result of their investment in our ordinary shares or warrants.

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “specified foreign financial assets,” which would include an investment in our ordinary shares or warrants, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares or warrants.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares or warrants. Holders should consult their tax advisors concerning the tax consequences of their particular situations.

Israeli Taxation

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a brief discussion of material Israeli tax consequences concerning the ownership and disposition of our securities by non-Israeli resident shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Corporate Taxation

Ability Inc. is managed and controlled from Israel and is considered by the Israel Tax Authority as a company resident in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes.

The standard corporate tax rate for Israeli companies was 25% for 2016 and was reduced to 24% for 2017, and 23% for 2018 and thereafter.

ACSI has elected the “Preferred Enterprise” program under the amendment of the Encouragement Law and may enjoy a reduced income tax rate once reached profitability and utilized all its operating losses.

Taxation of non-Israeli shareholders on disposition of securities

Subject to certain conditions set forth in the Ordinance (and any applicable tax treaty between Israel and the country of residence of the shareholder), the disposition of our securities by non-Israeli resident shareholders should be exempt from tax in Israel.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. We conduct business primarily in U.S. dollars and to a lesser extent, in NIS and Euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. For example, salaries and related expenses for Israeli employees and payables to Israeli suppliers are paid in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses and payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses. On the other hand, we also own assets that are denominated in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our assets. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our NIS denominated assets. For the years ended December 31, 2019, 2018 and 2017, gain (loss) from currency fluctuations was ($133,000), $97,000 and $16,000, respectively. We expect that an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will increase our operating expenses expressed in U.S. dollar terms by approximately $0.2 million in 2020 and vice versa. For additional information see “Item 3D Key Information - Risk Factors – Risks Related to our Company - Our international operations subject us to currency exchange risk.”

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 23, 2013, Cambridge filed a registration statement on Form S-1 (File No. 333-191868) for its initial public offering, which was declared effective on December 17, 2013. On December 23 and 30, 2013, Cambridge closed the initial public offering of all 7,000,000 and 1,050,000 units, respectively, each consisting of one share of common stock, $0.0001 par value, and one warrant, at an offering price of $10.0 per share, generating aggregate, total gross proceeds of $80,500,000. EarlyBirdCapital, Inc. acted as the representative of the underwriters for the initial public offering. Simultaneously with the offering, on December 23 and 30, 2013, Cambridge consummated the private placement of 427,500 and 44,625 sponsors’ units, respectively, at $10.0 per share, generating total proceeds of $4,721,250.

Cambridge paid a total of $2,616,250 in underwriting discounts and $507,525 for other costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to Cambridge from the offering were $82,097,475 (which includes the $4,721,250 it received from the private placement), of which $81,305,000 was deposited into a trust account. The remaining proceeds of $792,475 became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. Additionally, Cambridge paid $10,000 per month to Cambridge Capital LLC for general and administrative services.

After consummation of the Business Combination, the funds in the trust account were released to ACSI. These funds were used as follows: (i) approximately $21.6 million to pay the holders of public shares who exercised their conversion rights, (ii) approximately $2.0 million was used to pay ACSI’s transaction expenses in connection with the Business Combination, (iii) $18.1 million to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, (iv) $11.9 million reserved for the put agreement with Messrs. Hurgin and Aurovsky, (v) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, and (vi) $0.9 million to purchase 16% of the shares in ASM from Eyal Tzur. The balance of approximately $19.0 million was released to ACSI. As of the date of this Annual Report, all proceeds released to ACSI have been used for working capital purposes to fund our operations.

None of these payments, except for the cash portion of the merger consideration payable to Anatoly Hurgin, our Chief Executive Officer and a director, and Alexander Aurovsky, our Chief Technology Officer and a director, were direct or indirect payments to our directors or officers (or their associates), to persons owning 10% or more of any class of our equity securities, or to our affiliates.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2019 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified were: (i) significant parts of entity level controls are missing, (ii) ineffective IT general controls, (iii) lack of segregation of duties (iv) non-remediation of material weaknesses identified in prior years (v) controls’ effectiveness testing were predominantly not performed, inter alia, due to nonperformance of controls or absence of evidence for controls’ performance, (vi) deficiencies in inventory management and procurement processes, (vii) revenue recognition deficiencies, and (viii) lack of effective cut-off procedures. Based on such assessment, management has concluded that, as of December 31, 2019, our internal control over financial reporting is ineffective based on those criteria.

Due to lack of resources, during 2019, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years and expect to continue to have material weaknesses in our internal control over financial reporting for the foreseeable future. We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

(c) Attestation Report of the Registered Public Accounting Firm. This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because as long as we qualify as an “emerging growth company” under the JOBS Act, we are exempt from such requirement pursuant to the JOBS Act.

(d) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A. Audit Committee Financial Expert

 Our board of directors has determined that Maya Sadrina is an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Ethics is intended to meet the definition of “code of ethics” in Item 16B of Form 20-F under the Exchange Act.

Upon request we will provide, without charge, a copy of our Code of Ethics to any person. Requests for copies of our Code of Ethics should be sent in writing to Ability Inc., Yad Harutzim 14, Tel Aviv, Israel, 6770007.

Item 16C. Principal Accountant Fees and Services

For the years ended December 31, 2019 and 2018, we were billed the following aggregate fees for the professional services rendered by Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm:

(U.S. dollars; in thousands)	Year Ended December 31,
	2019	2018
Audit Fees (1)	$134	$224
Audit-Related Fees (2)	-	158
Total	$134	$382

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with our quarterly financial results and annual statutory reports and services provided in connection with the two financing rounds that occurred during August 2018 and November 2018.

(2)	Audit-related fees for each of the years shown in this table include reimbursement of incurred costs by our auditors in connection with the subpoena from the SEC.

Our audit committee has adopted a policy for pre-approval of audit and permitted non-audit services provided by our independent registered public accounting firm. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent registered public accounting firm require an additional specific pre-approval by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Amended and Restated Memorandum and Articles of Association of Ability Inc. (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).
2.1	Specimen Ordinary Share Certificate of Ability Inc. (formerly Cambridge Holdco Corp.), (incorporated by reference to Exhibit 4.4 to Amendment 2 of the Registration Statement on Form S-4/A filed on November 18, 2015).
4.1	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.2	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Computer & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.3	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of Messrs. Hurgin and Aurovsky (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.4	Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and The Gordon Family 2007 Trust (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.5	Employment Agreement between Ability Computer & Software Industries Ltd. and Anatoly Hurgin, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.6	Employment Agreement between Ability Computer & Software Industries Ltd. and Alexander Aurovsky, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.7	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.8	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).

Exhibit No.	Exhibit Description
4.9	Rental Contract, effective December 1, 2013, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer & Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.10	Rental Contract, effective May 1, 2015, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer & Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.11	2015 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission on March 13, 2019).
4.12	Israeli Sub-Plan to the 2015 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
4.13	Form of Placement Agent Agreement (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on August 16, 2018).
4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on August 16, 2018).
4.15	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.19 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.16	Form of Warrant (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.17	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.3 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.18	Form of Agent Warrant (incorporated by reference to Exhibit 4.4 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.19	Conversion Agreement between Alexander Aurovsky, Anatoly Hurgin, Ability Inc., and Ability Computer & Software Industries Ltd. dated December 27, 2018 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on December 28, 2018).
4.20	Warrant issued to Alexander Aurovsky on January 10, 2019 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on January 10, 2019).
4.21	Warrant issued to Anatoly Hurgin on January 10, 2019 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on January 10, 2019).
4.22	Form of Amended and Restated Share Purchase Agreement dated as of January 15, 2019 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on January 15, 2019).
4.23	Restricted Share Agreement between Ability Inc. and Anatoly Hurgin, dated as of April 17, 2019 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on April 23, 2019).
4.24	Restricted Share Agreement between Ability Inc. and Alexander Aurovsky, dated as of April 17, 2019 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on April 23, 2019).
4.25*	Services Agreement, dated as of November 1, 2019
8.1	List of Subsidiaries.
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.
15.1	Auditor Consent
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Certain information has been excluded from this exhibit pursuant to paragraph (4)(a) of the Instructions as to Exhibits of Form 20-F. The Registrant hereby undertakes to furnish an unredacted copy of the exhibit upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Ability Inc.

By:	/s/ Anatoly Hurgin
	Name:	Anatoly Hurgin
	Title:	Chief Executive Officer

Date: June 15, 2020

Ability Inc.

Consolidated Financial Statements

Ability Inc.

Consolidated Financial Statements

As of December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ability Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ability Inc. and Subsidiaries (“the Group”) as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1.f., the Company has an accumulated deficit, working capital deficit, suffered recurring losses and has negative operating cash flow. Additionally, the Company is under an investigation of the Israeli Ministry of Defense, which ordered a suspension of certain export licenses. Additionally, severe restrictions imposed by many countries on global travel as a result of the coronavirus disease of 2019 (“COVID-19”) outbreak have impeded the Group’s ability to complete the phase of the systems acceptances, refer to Note 15.a. for additional information. These matters, along with other reasons, which are described in Note 1.f. and Note 15.a, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.f. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 10 to the consolidated financial statements, the Group, its former directors and current management are defendants in several class actions relating to certain of the Group’s public statements, fillings and financial statements.

We have served as the Company’s auditor since 2015.

June 15, 2020	/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2019	2018
	(U.S. dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$433	$9,856
Restricted deposit for put option	12,460	12,331
Accounts receivable	1,950	1,996
Income tax receivable	-	3
Other receivables	79	172

Total Current Assets	14,922	24,358

NON-CURRENT ASSETS:
Restricted deposit	680	-
Property and equipment, net	599	1,016
Intangible asset, net	698	-
Right of use asset	316	-

Total Non-Current Assets	2,293	1,016

Total Assets	$17,215	$25,374

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2019	2018
	(U.S. dollars in thousands)
LIABILITIES & SHAREHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$433	$188
Trade payables, accrued expenses and other accounts payable	2,978	3,910
Related parties	197	-
Put option liability	12,460	12,331
Accrued expenses and accounts payable with respect to Projects	2,280	2,739
Progress payments in excess of accumulated costs with respect to projects	1,352	2,490
Current maturity of lease liability	138	-

Total Current Liabilities	19,838	21,658

NON-CURRENT LIABILITIES:
Accrued severance pay	63	167
Lease liability, net of current maturity	179	-

Total Non-Current Liabilities	242	167

Total Liabilities	20,080	21,825

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares $0.001 par value, 100,000,000 shares authorized, 7,989,061 and 6,304,677 shares issued and outstanding as of December 31, 2019 and 2018, respectively	8	6
Preferred shares $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2019 and 2018	-	-
Additional paid-in-capital	33,025	31,704
Accumulated deficit	(35,898)	(28,161)

Total Shareholders’ Equity (Deficit)	(2,865)	3,549

Total Liabilities and Shareholders’ Equity	$17,215	$25,374

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands, except per share data)

Revenues	$1,885	$539	$2,972
Cost of revenues	3,117	1,637	2,957
Gross profit (loss)	(1,232)	(1,098)	15
Selling and marketing expenses	1,535	2,569	3,033
General and administrative expenses	4,818	6,503	6,016
Operating loss	(7,585)	(10,170)	(9,034)
Financial expenses, net	152	19	77
Net and comprehensive loss	$(7,737)	$(10,189)	$(9,111)
Loss per ordinary share - basic and diluted (U.S. dollars)	$(1.09)	$(3.45)	$(3.71)

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

	Preferred shares		Ordinary Shares		Additional paid-in-	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total
		(U.S. dollars in thousands)		(U.S. dollars in thousands)

Balance as of January 1, 2017	-	$-	2,576,415	3	18,560	(8,861)	9,702

Net and comprehensive loss	-	-	-	-	-	(9,111)	(9,111)
Balance as of December 31, 2017	-	-	2,576,415	3	18,560	(17,972)	591

Issuance of ordinary shares and warrants, net of issuance costs	-	-	3,578,262	3	11,596	-	11,599
Issuance of restricted ordinary shares to employees	-	-	150,000	*	-	-	*
Payment on account of shares	-	-	-	-	1,457	-	1,457
Stock-based compensation in connection with restricted ordinary shares and options granted to employees and service provider	-	-	-	-	91	-	91
Net and comprehensive loss	-	-	-	-	-	(10,189)	(10,189)
Balance as of December 31, 2018	-	$-	6,304,677	$6	$31,704	$(28,161)	$3,549

Issuance of ordinary shares and warrants, net of issuance costs	-	-	226,923	*	3	-	3
Conversion of Significant Shareholders loans into ordinary shares	-	-	452,852	*	-	-	*
Ordinary shares and warrants issued in connection with the purchase of Telcostar shares	-	-	354,609	1	1,031	-	1,032
Issuance of restricted ordinary shares to the Significant Shareholders	-	-	700,000	1	(1)	-	-
Forfeited restricted ordinary shares granted to a former employee	-	-	(50,000)	*	-	-	*
Stock-based compensation in connection with restricted ordinary shares and options granted to employees and service provider	-	-	-	-	288	-	288
Net and comprehensive loss	-	-	-	-	-	(7,737)	(7,737)
Balance as of December 31, 2019	-	$-	7,989,061	$8	$33,025	$(35,898)	$(2,865)

*	Less than $0.5 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,737)	$(10,189)	$(9,111)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	103	129	168
Amortization	663	349	321
Capital (gain) loss from sale of property and equipment	37	(7)	30
Stock-based compensation in connection with restricted shares and options granted to employees and service provider	288	91	-
Changes in operating assets and liabilities:
Restricted deposits	(680)	-	1,758
Accounts receivable	46	(21)	1,198
Inventory	-	-	(50)
Other receivables	94	2,179	(1,773)
Interest earned on restricted deposit for put option	-	-	128
Accrued payroll and other compensation related accruals	245	53	(135)
Trade payables, accrued expenses and other accounts payable	(932)	(146)	(896)
Related parties	197	-	-
Income tax payable	3	159	73
Accrued expenses and accounts payable with respect to Projects	(459)	198	(2,193)
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to Projects in excess of progress payments)	(1,138)	2,184	457
Accrued severance pay	(104)	(74)	(4)

Total Adjustments	(1,637)	5,094	(918)

Net cash used in operating activities	$(9,374)	$(5,095)	$(10,029)

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Telcostar shares, net of cash acquired (Appendix A)	$5	$-	$-
Purchase of property and equipment	(141)	(123)	(187)
Proceeds from sale of property and equipment	84	74	124

Net cash used in investing activities	(52)	(49)	(63)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net of issuances costs	3	11,599	-
Proceeds received from a line of credit	-	1,457	-
Repayment of a line of credit	-	(1,457)	-
Payment on account of shares	-	1,457	-
Due from the Significant Shareholders, net	-	-	196

Net cash provided by financing activities	3	13,056	196

Net change in cash and cash equivalents	(9,423)	7,912	(9,896)
CASH, CASH EQUIVALENTS AT BEGINNING OF THE YEAR	9,856	1,944	11,840

CASH, CASH EQUIVALENTS AT END OF THE YEAR	$433	$9,856	$1,944

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2019	2017	2016
	(U.S. dollars in thousands)

Appendix A
Non-cash investing activity:
Acquisition of Intangible asset against ordinary shares and warrants	$1,027	$-	$-
Appendix B
Cash paid during the years for:
Interest and banks’ charges	$15	$128	$18
Income tax	$3	$3	$7

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - organization and business operation:

a.	General:

Ability Inc. (the “Company” or “INC”) was incorporated under the laws of the Cayman Islands on September 1, 2015, originally as Cambridge Holdco Corp., an exempted company. INC was formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”), a special purpose acquisition corporation, incorporated under the laws of Delaware on October 1, 2013. Cambridge closed its initial public offering and a simultaneous private placement on December 23, 2013. On December 23, 2015, upon a merger of Cambridge into INC, with INC surviving the merger and becoming the public entity, INC consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd., an Israeli company (“ACSI”), by way of a share exchange (the “Reverse Merger”), following which ACSI became INC’s wholly-owned subsidiary. Upon the closing of the Reverse Merger, INC’s ordinary shares and warrants began trading on the Nasdaq Stock Market under the symbols “ABIL” and “ABILW”, respectively. INC’s warrants were delisted on April 18, 2016 and since such date have been quoted on OTC Pink under the symbol “ABIWF”. The Company’s ordinary shares were delisted on December 27, 2019, and since then are quoted on the OTC Pink Open Market (the “OTC Pink"), under the symbol "ABILF". see Note 1.e.4. for additional information. On January 12, 2016 INC’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange. On January 15, 2019, The Company entered into a Stock Purchase Agreement (the “Telcostar Agreement”), with a third-party seller, pursuant to which we acquired Telcostar Pte. Ltd., a company incorporated in Singapore (“Telcostar”), through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of the Ultimate Interception (“ULIN”). Immediately after the entry into the Telcostar Agreement, we completed the closing of Telcostar Agreement, and as a result, Telcostar became our wholly-owned subsidiary commencing January 15, 2019. The Company, ACSI, Ability Security Systems Ltd. (“ASM”) and Telcostar are jointly defined as the “Group”.

b.	The Reverse Merger:

1.	ACSI’s shareholders prior to the closing of the Reverse Merger, Anatoly Hurgin and Alexander Aurovsky, (the “Significant Shareholders”) received in the Reverse Merger: 1,621,327 ordinary shares of INC (reflecting approximately 63% of INC’s issued and outstanding ordinary shares immediately following the Reverse Merger); $18.1 million in cash and an additional number of ordinary shares of INC to be issued upon and subject to ACSI achieving certain net income targets following the Reverse Merger, as described below (the “Net Income Shares”), as consideration for their shares of ACSI. Furthermore, of the ordinary shares received, each of the Significant Shareholders have the right, on one occasion during the 60-day period following the third anniversary of the closing of the Reverse Merger, to put to INC all or part of his pro rata portion of 117,327 ordinary shares that he received in the share exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, on $11.9 million deposited into an escrow account by INC to fund the payment of the purchase price for the put option if it is exercised. The put option terms were updated subsequently, see Note 4 for additional information.

2.	Migdal Underwriting and Business Initiatives Ltd. (“Migdal”) received in the Reverse Merger: 48,000 ordinary shares of INC; $1.2 million in cash and up to 25,350 Net Income Shares, all in consideration for services provided by them with respect to the Reverse Merger.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

b.	The Reverse Merger (cont.):

3.	INC acquired from the sole shareholder of ASM, Eyal Tzur, (the “ASM Former Shareholder”) 16% of the shares of ASM, a variable interest entity with ACSI as its primary beneficiary, for $0.9 million in cash and a put option to sell his remaining holdings to INC in exchange for 48,000 of INC’s ordinary shares and up to 25,350 Net Income Shares. The put option was exercised in January 2016.

4.	ACSI’s transaction costs with respect to the Reverse Merger were $6.3 million and include Migdal’s service fees ($1.2 million in cash and ordinary shares valued at $4.3 million as detailed above) and other consulting expenses (the “Transaction Costs”).

5.	The Significant Shareholders, Migdal and ASM Former Shareholder are entitled to receive Net Income Shares based on ACSI’s achievement of specified net income targets in the fiscal years 2015 to 2018 as set out below:

		Number of the Company’s ordinary shares
Year Ended December 31,	Net Income Target	Significant Shareholders	Migdal	ASM Former Shareholder	Total

2015	$27,000,000	338,400	10,800	10,800	360,000
2016	$40,000,000	173,900	5,550	5,550	185,000
2017	$60,000,000	188, 000	6,000	6,000	200,000
2018	$80,000,000	94,000	3,000	3,000	100,000

In the event that INC fails to satisfy the net income target for any fiscal year but net income for such fiscal year is 90% or more of the net income target for such fiscal year, then INC is required to issue to the Significant Shareholders , Migdal and ASM Former Shareholder, the pro rata portion of Net Income Shares relating to the percentage achieved.

The net income targets for all the years mentioned above was not achieved.

6.	The remaining funds in the restricted trust account of Cambridge amounted to $81.3 million of which: $21.6 million was paid to the holders of 213,676 ordinary shares of Cambridge who elected to convert their shares into cash upon consummation of the Reverse Merger; $18.1 million and $11.9 million were paid to the Significant Shareholders and deposited in an escrow account to secure their put option, respectively; $0.9 million was paid to ASM Former Shareholder; $7.8 million was used to pay outstanding accounts payable and accrued expenses of Cambridge; $2.0 million was used to pay for the Company’s Transaction Costs. The balance of $19.0 million was released to ACSI.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

c.	Business operations:

The Group provides advanced interception, geolocation, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide.

d.	Regulatory matters:

The Israeli Control Order Regarding the Engagement in Encryption Items, 1998 regulated under the Encryptions Export Control Department in the Israeli Ministry of Defense (the “IMOD”) controls development, import, export, and sale of all encrypted items (the “Decryption Regime”).

The Israeli Defense Export Control Law, 2007 (the “2007 Law”) regulated under DECA (the Defense Export Control Agency in IMOD) regulates the marketing and export of defense equipment, transfer of defense know-how and the provision of defense services, taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel.

ACSI exports from Israel certain products and components that are not subject to Israeli export control.

ASM, a wholly-owned subsidiary of the Company, is an Israeli company registered with DECA as a certified exporter for the marketing and export of “controlled” products of Israeli origin, or “controlled” products that are exported from Israel.

However, for the most part, ACSI’s products are manufactured outside of Israel and therefore are not subject to the general provisions of the 2007 Law. Thus, ACSI strives to ensure that components of ACSI’s systems (that otherwise would be subject to DECA control) are sent to the customers directly by the foreign suppliers of such components, which are located outside of Israel, and are installed or integrated there by ACSI or others under its responsibility.

The interception systems that contain decryption capabilities of ACSI and ASM may be subject to the Decryption Regime and therefore have obtained necessary licenses thereunder.

On March 17, 2019, the IMOD informed the Company that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974.

On March 26, 2019, the IMOD made public the existence of an investigation regarding regulatory matters. For additional information, see Note 10.a.9.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

e.	Material events:

1.

On February 21, 2018, the Significant Shareholders executed an irrevocable undertaking (the “Undertaking”) for the benefit of the Group. According to the Undertaking, the Significant Shareholders agreed to make available to ACSI from, March 1, 2018, a $3.0 million line of credit or loan in favor of the Group. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The Undertaking further provided that at the end of the term of the line of credit or loan, the Company’ Board of Directors (the “Board”) will determine whether repayment of the line of credit or the loan will compromise the ability of the Group to meet its obligations during the twelve months following repayment. The Significant Shareholders undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the Board with respect to the necessity of the support of the Significant Shareholders. As a result, on April 11, 2018, ACSI obtained a six-month line of credit, secured by the Significant Shareholders, from an Israeli commercial bank in the amount of NIS 11.0 million (approximately $2.9 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), of which NIS 5.5 million (approximately $1.5 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) was drawn down (the “Outstanding Amount”).

On January 10, 2019, the Group completed a conversion agreement (the “Conversion Agreement”) with the Significant Shareholders, pursuant to which Messrs. Hurgin and Aurovsky transferred to the Group an amount in cash equal to the Outstanding Amount (the “Founders’ Proceeds”), and the Group used the entire Founders’ Proceeds in order to repay the amount outstanding under its line of credit in full. In return for the transfer of the Founders’ Proceeds to the Group, the Company issued, in a private placement, to each of the Significant Shareholders 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and five-year warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at an exercise price of $3.25. Simultaneously with the closing of the Conversion Agreement, the Undertaking was automatically terminated. Such conversion transaction was considered final prior to December 31, 2018 as all pending decisions and approvals were already obtained (as well as cash received) and the issuance of the ordinary shares and warrants were the only action that was completed subsequent to December 31, 2018, therefore, the Company recorded the conversion amount as ‘Payment on account of shares’ within the 2018 Consolidated Statement of Changes in Shareholders’ Equity.

2.	On August 16, 2018, the Company issued and sold 728,262 ordinary shares in a registered direct offering at $4.60 per share for aggregate gross proceeds of approximately $3.35 million, or $2.8 million, net of issuance costs. As part of the offering, the Company issued to the placement agent five-year warrants to purchase 54,620 ordinary shares at an exercise price of $5.75 per share.

3.	On November 27, 2018, the Company sold to a single institutional investor 360,000 units, each unit consisting of one ordinary share and one five-year warrant to purchase one ordinary share, at a price of $3.25 per unit, and 2,716,923 pre-funded units, with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one warrant to purchase one ordinary share, at a price of $3.24 per pre-funded unit, for aggregate gross proceeds of approximately $10.0 million, or approximately $8.8 million, net of issuance costs. As of December 31, 2018, an aggregate of 2,490,000 ordinary shares have been issued upon exercise of pre-funded warrants and an aggregate of 226,923 ordinary shares were issued upon exercise of the remaining pre-funded warrants during January 2019. As part of the offering, the Company issued to the placement agent five-year warrants to purchase 153,846 ordinary shares at an exercise price of $4.06 per share.

4.

On January 12, 2018, the Company received a notification from the Staff of the Nasdaq Capital Market (the “Staff”) that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a Minimum Shareholders’ Equity Requirement, or any alternatives to such requirement. In order to maintain our listing on the Nasdaq Capital Market, the Company submitted a plan of compliance addressing how the Company intended to regain compliance, which was accepted by the Staff on March 7, 2018. The Company had until July 11, 2018, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

On July 12, 2018, the Company received a letter from the Staff indicating that the Company did not meet the Staff’s July 11, 2018 deadline to regain compliance with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2,500,000 in shareholders’ equity or any alternatives to such requirement. As a result, the Company would have been subject to delisting on July 23, 2018 unless the Company requested a hearing before a Nasdaq Listing Qualifications Panel, or the Panel. On July 19, 2018, the Company requested a hearing before the Panel. On August 30, 2018, a hearing was held before the Panel at which the Company presented our plan of compliance and requested a further extension of time until November 30, 2018. On September 17, 2018, the Panel determined to continue the listing of our ordinary shares on Nasdaq subject to us having, on or before November 30, 2018, completed our compliance plan and regained compliance with the Minimum Shareholders’ Equity Requirement and demonstrated to the satisfaction of the Panel that the Company can maintain compliance over the coming year.

On November 28, 2018, the Company filed a Report on Form 6-K (the “Report”) to announce the closing of a registered offering, pursuant to which the Company raised net proceeds of approximately $8.8 million, after deducting the estimated placement agent’s fees and estimated offering expenses payable by the Company, and assuming full exercise of the pre-funded warrants issued in the Offering and excluding any proceeds from the exercise of warrants in the Offering. As a result, the Company believed it satisfied the minimum shareholders’ equity requirement for continued listing on The Nasdaq Capital Market as of the date of the Report. Accordingly, the Panel has determined to continue the Company’s listing on the Nasdaq, and the previously announced delisting proceedings were closed, and on December 11, 2018, the Company received a letter from Nasdaq notifying it that it regained compliance with the Equity Rule (the “Compliance Letter”).

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

e.	Material events (Cont.):

4.	(Cont.):

On August 2, 2019, the Company received a letter from the Staff indicating that the Company are not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial grace period of 180 calendar days, or until January 29, 2020 (the “Compliance Period”), to regain compliance with the minimum bid price requirement.

On November 6, 2019, it received a determination letter from the Staff indicating that it did not comply with the Minimum Shareholders’ Equity Requirement, or any alternatives to such requirement. The Staff indicated that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the Nasdaq Staff if such issuer has failed to comply with that provision within one year of a Panel determination of compliance.

The Letter stated that since the Company is out of compliance with the Equity Rule within one year of the Compliance Letter, the Staff cannot allow the Company to submit a plan of compliance. As a result, the Company had until November 13, 2019 to request an appeal hearing with the Panel. The Company requested a hearing, which was held on December 12, 2019, at which the Company presented a plan of compliance and requested a further extension of time, but the Panel determined not to accept the Company’s request.

On December 23, 2019, the Nasdaq informed the Company that the Panel has determined to delist the Company’s ordinary shares from the Nasdaq. As a result, the trading in the Company’s shares were suspended at the open of business on December 27, 2019, and since then are quoted on the OTC Pink Open Market, operated by OTC Markets Group, a centralized electronic quotation service for over-the-counter securities (the “OTC Pink"), under the symbol "ABILF". On January 3, 2020, the Company filed a Report on Form 6-K to announce the change of its reporting format due to the above mentioned.

5.	On January 15, 2019, the Company purchased the shares of Telcostar and entered into a service agreement, see Note 10.c. for additional information.

6.

On March 17, 2019, the IMOD informed the Company that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974.

The Company believes based on current information that the Company’s expected revenue will not be affected by the IMOD’s decision. For additional information, see Note 10.a.9.

f.	going concern

As of December 31, 2019, the Company had an accumulated deficit of $35,898 thousand, cash and cash equivalents of $433 thousand and a net loss of $7,737 thousand for the year ended December 31, 2019.

Due to the continued low revenues and continued significant legal and professional services fees, the Company has an accumulated deficit, suffered recurring losses, working capital deficit and has negative operating cash flow. The Company is under an investigation of the IMOD, which ordered a suspension of certain export licenses. Additionally, severe restrictions imposed by many countries on global travel as a result of the coronavirus disease of 2019 (“COVID-19”) outbreak have impeded the Group’s ability to complete the phase of the systems acceptances, refer to Note 15.a. for additional information. These matters, along with other reasons, which are described below, raise substantial doubt about the Company’s ability to continue as a going concern.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability. Additionally, the Company plans to raise additional capital through the sale of equity securities or debt and settling certain of the lawsuits that are pending.

There is no assurance however, that the Company will be successful in regaining profitability or obtaining the level of financing needed for its operations. If the Company is unsuccessful in generating additional revenue to support its operations or raising additional capital, it may need to further reduce activities, curtail or cease operations.

The accompanying consolidated financial statements do not include any adjustments that might result relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these risks and uncertainties.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Group’s financial position, results of operations, changes in shareholders’ equity and cash flows for the periods presented.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, ACSI, ASM and Telcostar. All intercompany accounts and transactions have been eliminated in the consolidation.

c.	Use of estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

d.	Foreign currency:

The currency of the primary economic environment in which the operations of the Group is conducted is the U.S. dollar (“dollar” or “$”); thus, the dollar is the functional currency of the Group. Therefore, the Group’s transactions and balances denominated in dollars are presented at their original amounts, while non-dollar transactions and balances have been re-measured to dollars and the relating gains and losses are reflected in the statements of comprehensive loss as financial income or expenses, as appropriate.

All amounts are presented in dollars, unless otherwise indicated, and are rounded to the nearest thousand.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition:

Effective January 1, 2018, the Group adopted a new accounting standard related to the recognition of revenue in contracts with customers. The Group did not have any material cumulative-effect adjustment as a result of the adoption of ASC 606. In addition, the adoption of ASC 606 did not have any material impact on the Group consolidated financial statement line items in the year of adoption.

The Group generates revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty, as well as revenues from Software as a Service (“SaaS”). The Group sells its products (the “Products”) and provides services (the “Services”) directly to end users and resellers and also participates as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers (the “Projects”).

The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer.

●	Identification of the performance obligations in the contract.

●	Determination of the transaction price.

●	Allocation of the transaction price to the performance obligations in the contract.

●	Recognition of revenue when, or as, the Group satisfies a performance obligation.

As a general point, the Group applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.  At contract inception, once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.  The Group then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Projects:

Revenues from Projects are recognized along the project period, as applicable, and on a final acceptance date, once such acceptance is deemed substantive.

Under such method, costs are accumulated on the balance sheet until final acceptance is received. Similarly, amounts billed to customers are also deferred until final acceptance is received. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by the Group, the excess is reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by the Group exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet.

In instances where revenues are derived from sales of third-party vendors’ products or services, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues, when the Group has the following indicators for gross reporting: (i) it is the primary obligor of the sales arrangements; (ii) it is subject to inventory risks of physical loss; (iii) it has latitude in establishing prices; and (iv) it has discretion in suppliers’ selection and assumes credit risks on receivables from customers.

Products and Services:

Revenues from sales of Products of which the final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, are recognized when the Group has delivered the Products to the customer and received final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured. The revenues are deferred until the acceptance criteria have been met.

Revenues from sales of Services are recognized ratably in the period in which the services are rendered (connection to supportive infrastructure is generally over one year).

The Group provides a one-year warranty for the majority of its Products. Based on the Group’s experience, the provision is de minims.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition (Cont.):

SaaS Revenues:

The Group’s SaaS multiple-element arrangements are typically comprised of subscription and support fees from customers accessing the Group’s software and set-up fees. The Group does not provide the customer the contractual right to take possession of the software at any time during the hosting period under these arrangements. Typically, the support and set up fees are incidental to the full arrangement. Accordingly, the Group recognizes revenue for subscription, support services and set up fees over the arrangement period originating when the subscription service is made available to the customer and the contractual hosting period has commenced. In arrangements that comprise of usage based fees, revenues are recognized in the period in which subscribers use the related services.

f.	Advertising costs:

Advertising costs are expensed as incurred. In the years ended December 31, 2019, 2018 and 2017, advertising expenses were $35 thousand, $69 thousand and $53 thousand, respectively.

g.	Related parties:

Related parties include the Significant Shareholders and entities controlled by them.

h.	Fair value measurements:

Fair value is defined as the price that would be received by selling an asset or paid to transfer a liability (i.e. the ‘exit price’) in an arms’ length transaction between willing market participants at the measurement date. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair value. The hierarchy is divided into three levels based on the reliability of inputs:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group’s financial assets and liabilities as of December 31, 2019 and 2018 are measured based on Level 1 inputs.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

i.	Inventory:

The inventory items consist of purchased systems and are stated at the lower of cost or net realizable value. Cost is determined using the “First-In, First-Out” method of inventory accounting. The valuation of inventory items requires the Group to make estimates regarding excess or obsolete inventories.

The purchased systems are utilized typically for one of the following purposes: (i) future projects; (ii) demo; and (iii) spare parts for installed systems. The first utilization suggests that the systems should be classified as inventory while the second and third suggest it should be classified as property and equipment. In order to reflect those utilizations appropriately between the inventory and property and equipment line items, the Group performed an aggregated analysis which suggested that such systems should be classified as inventory for the first year from purchase date, on such date tested for impairment and then classified to property and equipment and amortized over four years from that date, see also section j. below for the amortization period.

j.	Property and equipment, net:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation and amortization are removed and any related gain or loss is recorded in the statements of operations and comprehensive loss. Repairs and maintenance that do not extend the life, or improve an asset are expensed in the periods incurred.

The Group evaluates its property and equipment for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Useful life (years)

Software systems (from classified date, see also section i. above)	25	4
Vehicles	15	7
Leasehold improvements	10-20	5-10
Office furniture and equipment	7-10	10-14
Computers, electronics and related	15-33	3-7

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

k.	Intangible assets, net:

Intangible assets are stated at fair value of the equity instrument distributed, less accumulated amortization. Upon the retirement or disposition of Intangible assets, the related costs and accumulated amortization are removed and any related gain or loss is recorded in the statements of operations and comprehensive loss.

Amortization is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rate:

	%	Useful life (years)

Intellectual property	33	3

l.	Income taxes:

Deferred tax asset and liability accounts’ balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group accounts for deferred tax on non-distributed income that are subject to income tax once distributed and when there is an intent to distribute them.

The Group applies the two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

m.	Accounting for stock-based compensation:

The Group accounts for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes compensation expenses for the value of its awards granted based the guidance established in ASC No. 718.

n.	Loss per share:

The Group calculates basic earnings or loss per share by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the year. However, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations.

Basic and diluted loss per ordinary share data were computed as follows:

	Year Ended December 31,
	2019	2018	2017

Net loss (U.S. dollars in thousands)	$(7,737)	$(10,189)	$(9,111)

Weighted-average ordinary shares outstanding - basic and diluted	7,096,266	2,956,908	2,459,088

Loss per ordinary basic and diluted (U.S. dollars)	$(1.09)	$(3.45)	$(3.71)

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

o.	Contingencies:

The Group is involved in various commercial, government investigation and other legal proceedings that arise from time to time. The Group records accruals for these types of contingencies to the extent that the Group concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Group will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Group accrues for the minimum amount within the range. The Group records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

p.	leases:

The Group adopted the new accounting standard ASC 842 “Leases” and all the related amendments on January 1, 2019 and used the effective date as The Group’s date of initial application. The Group determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, The Group classifies the lease as a finance lease. Otherwise, The Group classifies the lease as an operating lease. When determining lease classification, The Group’s approach in assessing two of the mentioned criteria: (i) generally, 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) generally, 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property, plant and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets. ROU assets represent The Group’s right to use an underlying asset for the lease term and lease liabilities represent The Group’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Group uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. For finance leases, The Group recognizes interest on the lease liability separately from amortization of the ROU assets in the statement of comprehensive income. For operating leases, lease expenses are recognized on a straight-line basis over the lease term. The new standard also provides practical expedients for an entity’s ongoing accounting. The Group elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, The Group does not recognize ROU assets or lease liabilities, including ROU assets or lease liabilities for existing short-term leases of assets in transition, but recognizes lease expenses over the lease term on a straight line basis.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

q.	Recently Issued Accounting Pronouncements:

Adopted in the current period:

1.	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financial or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The new guidance is effective for all periods beginning after December 15, 2018. The Group adopted this guidance commencing January 1, 2019 and as a result recorded Right of use asset, current and non-current lease liabilities within its consolidated balance sheet as of December 31, 2019.

2.

In June 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-07. This ASU supersedes ASC 505-50, Equity - Equity-Based Payments to Non-Employees, and expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. As a result, most of the guidance in Topic 718 associated with employee share-based payments, including most of its requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. Entities should apply the amendments on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the ASU is adopted, for all:

1.       Liability-classified nonemployee awards that have not been settled as of the adoption date and

2.       Equity-classified nonemployee awards for which a measurement date has not been established.

The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for periods in which financial statements have not yet been issued. The Group did not have any material cumulative-effect adjustment as a result of the adoption of (ASU) No. 2018-07. In addition, the adoption of (ASU) No. 2018-07. did not have any material impact on the Group consolidated financial statement line items in the year of adoption.

Not yet adopted in the current period:

3.	In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13. This update replaces the incurred loss impairment methodology in current U.S. GAAP for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, the guidance requires to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

4.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to The Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This standard is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those annual reporting periods, with early adoption permitted. Since the standard affects only disclosure requirements,

The Group do not expect the adoption of the standard to have an impact on its consolidated financial statements.

NOTE 3 – Restricted DEPOSIT, NET:

The restricted deposit presented as part of the non-current assets as of December 31, 2019, is restricted in an account controlled by the Israeli Police (“IP”) pursuant to the investigation that is subject to a gag order, as reported by the Group on September 16,2019. This amount of NIS 2.35 million (approximately $680 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) represents the remaining amount in the account controlled by the IP as of December 31, 2019 after the IP allowed the group to withdraw an amount of NIS 3.0 million (approximately $868 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) from the account, in order to continue the Group’s operations. During March 2020, the IP approved the Group an additional withdrawal which was utilized from the restricted account, for the same purpose as the previous one. Both withdrawals aggregate to a total of NIS 4.5 million (approximately $1,302 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) and should be returned to the IP in four monthly instalments (the first one in the amount of NIS 1.5 million and three following payments in the amount of NIS 1.0 million each, approximately $434 thousand and $289 thousand, respectively based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) commencing once an anticipated first payment from one of the Groups customers is made. On March 1, 2020 in order to secure both withdrawals, ACSI and ASM granted the IP a lien on one of ACSI’s outstanding accounts receivable balance aggregated to $1,950 thousand (such accounts receivable balance was also mentioned in the concentration risk Note, refer to Note 14.c. for additional information). As of the date of this report, the Group has collected only an insignificant partial amount of the anticipated first payment and therefore, was not obligated to repay any of the outstanding withdrawals.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 4 - Restricted DEPOSIT for put option:

Regarding the restricted deposit in connection with the put option provided to the Significant Shareholders, on November 13, 2017, the Company, the Significant Shareholders and the Bank Leumi Le-Israel Trust Company Ltd., as escrow agent entered into an amendment (the “Amendment”) to the escrow agreement among such parties dated December 23, 2015, the terms of such escrow agreement are presented in Note 1.b.1. Pursuant to the Amendment, the Put Option Period commenced on January 1, 2019 and ends on March 1, 2021. On October 31, 2018 and February 19, 2019, the Significant Shareholders undertook not to exercise their put options in whole or in part during the period from January 1, 2019 and May 1, 2019. Subsequently, on March 31, 2019, the Significant Shareholders undertook not to exercise their put options in whole or in part during the period from May 2, 2019 and October 31, 2019. Subsequently, on August 17, 2019 and August 20, 2019 The Significant Shareholders undertook not to exercise their put options in whole or in part during the period from November 1, 2019 and January 1, 2021 or until the date on which the Litigation against the Significant Shareholders is dismissed or resolved, whichever is earlier. On September 15, 2019 the deposit was frozen by the IP. The frozen assets are associated with the investigation, subject to a gag order, which was reported by the group on September 16, 2019. The increase relates to accrued interest recognized during 2019.

NOTE 5 - Property and Equipment, Net:

Composition:

	December 31,
	2019	2018
	(U.S. dollars in thousands)

Cost:
Software Systems	$1411	$1,411
Vehicles	456	538
Leasehold improvements	347	347
Office furniture and equipment	122	122
Computers, electronics and related	13	13
	$2,349	$2,431
Less: accumulated depreciation and amortization	1,750	1,415
Property and equipment, net	$599	$1,016

The depreciation and amortization recorded by the Group amounted to $437 thousand, $478 thousand and $489 thousand in the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 6 – INTANGIBLE ASSETS, Net:

Composition:

	December 31,
	2019	2018
	(U.S. dollars in thousands)

Cost:
Intellectual property	$1,027	$-
Less: accumulated amortization	329	-
Intangible assets, net	$698	$-

The amortization recorded by the Group amounted to $329 thousand, $0 and $0 in the years ended December 31, 2019, 2018 and 2017, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 7 - Progress payments in excess of accumulated costs with respect to Projects:

a.	Composition:

	December 31,
	2019	2018
	(U.S. dollars in thousands)

Advanced payments from customers	$2,606	$4,488
Accumulated costs	(1,254)	(1,998)
Progress payments in excess of accumulated costs with respect to projects	$1,352	$2,490

b.	Contract assets and liabilities table:

The following table presents changes in the Group’s contract assets and liabilities during the years ended December 31, 2019 and 2018:

	Balance at beginning of year	Additions	Deductions	Balance at end of year
	(U.S. Dollar in thousands)

Year ended December 31, 2018:
Advanced payments from customers	$853	$3,997	$(362)	$4,488
Accumulated costs	(547)	(1,718)	267	(1,998)
Progress payments in excess of accumulated costs with respect to projects / (Accumulated costs with respect to Projects in excess of progress payments)	$(151)	$2,279	$(95)	$2,490

Year ended December 31, 2019:
Advanced payments from customers	$4,488	$750	$(2,632)	$2,606
Accumulated costs	(1,998)	(293)	1,037	(1254)
Progress payments in excess of accumulated costs with respect to projects	$2,490	$457	$(1,595)	$1,352

c.	Revenues as a result of changes in the contract asset and the contract liability balances:

During the years ended December 31, 2019, 2018 and 2017, the Group recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)
Revenue recognized in the year from amounts included in the contract liability at the beginning of the year	$1,713	$253	$397

During the year ended December 31, 2019, the Group engaged in a few significant purchase orders for ULIN sales and are currently in the process of completing an additional project. Customer advances, net of associated expenses of one of the projects were recorded during the year ended December 31, 2019 as a deduction to the general and administration expenses due to its nature, refer also to Note 12.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - Related Parties:

a.	Related parties’ employment agreements and compensation:

1.

The Group entered into employment agreements with each of its two Significant Shareholders. One of the Significant Shareholders is the Chairman of the Board and the Chief Executive Officer and the other is a member of the Board and the Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross monthly salary is NIS 120 thousand (approximately $34 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) commencing on January 1, 2016; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective from May 2017 through December 2018. Each executive is also entitled to receive social benefits.

Each employment agreement provides that the executive is entitled to receive an annual performance bonus of up to NIS 360 thousand (approximately $96 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) based on annual performance goals agreed upon by the Group and the executive. These performance goals were not met for the years ended December 31, 2018 and 2017, and therefore no performance bonus was recorded or paid. This type of bonus was effective up to December 31, 2018, commencing January 1, 2019, each of Mr. Hurgin and Mr. Aurovsky were entitled to a bonus, subject to the approval of the Company’s Board, in an amount equal to the higher of: (i) 2% of the Company’s consolidated gross profit, or (ii) 4% of the Company’s consolidated EBITDA, in each case, based on the Company’s annual audited consolidated financial statement. In the event the Company recognizes a loss and a negative EBITDA in a specific year, then, to the extent an executive is entitled to a bonus in an amount equal to 2% of the gross profit, such bonus (if applicable) will be paid through the issuance of ordinary shares. These performance goals were not met for the years ended December 31, 2019 and therefore no performance bonus was recorded or paid.

Each employment agreement may be terminated by the Group or the executive upon 120 days’ prior written notice, in which case, the executive is entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight-month period. In addition, the Group, by resolution of the Company’s Board, may terminate the employment agreements at any time by a written notice with cause (as defined in the employment agreements).

2.	The Significant Shareholders compensation related expenses in the years ended December 31, 2019, 2018 and 2017 amounted to NIS 3,450 thousand (approximately $998 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), NIS 1,767 thousand (approximately $471 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) and NIS 2,391 thousand (approximately $690 thousand based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017), respectively.

3.	The Significant Shareholders salaries commencing September 2019 were not paid by the Company as of the date of this report due to financial difficulties but were accrued for. The net amount to be paid and the remaining associated expense accrued for were recorded within the ‘Related parties’ and the ‘Accrued payroll and other compensation related accruals’ line items as part of the consolidated balance sheet as of December 31, 2019.

4.	Refer to Note 1.e.1. for the Undertaking provided by the Significant Shareholders which was subsequently converted into the Company’s shares and warrants.

5.	On April 17, 2019, the Company issued evenly 350,000 restricted ordinary shares to each of Mr. Hurgin and Mr. Aurovsky, see Note 9.c.2. for additional information

6.	On August 6, 2019, our board of directors approved indemnification of Mr, Hurgin and Mr. Aurovsky of $250 thousand. On November 13, 2019 Mr. Hurgin advanced through one of his wholly owned companies $100 thousand for legal fees in respect of the motion to dismiss the SEC civil complaint against the Significant Shareholders. As the Company’s board of directors approved indemnification for such litigation for up to $250 thousand. The amount advanced by Mr. Hurgin was accrued and recorded within the ‘Related parties’ line item as part of the consolidated balance sheet as of December 31, 2019. Refer to note 10.a.8 for additional information.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 9 - ordinary shares, PREFERRED shares, warrants, restricted shares and options:

a.	Ordinary shares:

The share capital as of December 31, 2019 and December 31, 2018 is composed of ordinary shares of $0.001 par value and preferred shares of $0.0001 par value, as follows:

	Number of shares		Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2019		December 31, 2018

Ordinary shares	100,000,000	7,989,061	100,000,000	6,304,677
Preferred shares	5,000,000	-	5,000,000	-

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018. The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements.

b.	Warrants:

1.	Since its inception, Cambridge issued 855,744 warrants which were assumed by the Company in the merger. Each warrant entitles its holder to purchase one ordinary share at a price of $115.00 and expired on December 17, 2018.

2.	On August 16, 2018, the Company issued warrants to purchase 54,620 ordinary shares in connection with a financing round; such warrants were classified within the Company’s equity due to the nature of their rights. See Note 1.e.2. for additional information.

3.	On November 17, 2018, the Company issued warrants to purchase an aggregate of 3,230,769 ordinary shares in connection with a financing round; such warrants were classified within the Company’s equity due to the nature of their rights. See Note 1.e.3. for additional information.

4.	On January 10, 2019, the Company issued warrants to purchase an aggregate of 452,852 ordinary shares in connection with the Conversion Agreement. Such warrants were classified within the Company’s equity due to the nature of their rights. See Note 1.e.1. for additional information.

5.	On January 15, 2019, the Company issued warrants to purchase 300,000 ordinary shares in connection with the purchase of Telcostar. Such warrants were classified within the Company’s equity due to the nature of their rights. See Note 10.c. for additional information.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 9 - ordinary shares, PREFERRED shares and warrants (CONT.):

c.	Restricted ordinary shares:

1.

On December 24, 2018, the Company issued 150,000 restricted ordinary shares to certain employees of the Group (on the date of issuance, the closing price of the ordinary shares of the Company was $1.59). The restricted ordinary shares vest in three equal installments on each of January 17, 2019, January 17, 2020 and January 17, 2021, subject to the executive’s continued service with the Group through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan), the restricted ordinary shares will vest immediately prior to such change of control, subject to the executive’s continued service to the Group through the date of the change of control.

The Company terminated the employment agreements of two of those employees as follows: one in May 2019 and the second one March 2020. The unvested portion as of the termination dates were 50,000 restricted ordinary shares and 16,667 restricted ordinary shares, respectively.

2.	On April 17, 2019, the Company issued evenly 350,000 restricted ordinary shares to each of Mr. Hurgin and Mr. Aurovsky (on February 17, 2019, the date the Board approved such issuance, the closing price of the ordinary shares of the Company was $1.91). The restricted ordinary shares vest in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024, subject to the executive’s continued service with the Group through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan), the restricted ordinary shares will vest immediately prior to such change of control, subject to the executive’s continued service to the Group through the date of the change of control.

d.	Options:

1.	On December 24, 2018, the Company granted 25,000 options to purchase 25,000 ordinary shares with an exercise price of $0.001 to one of the Group service providers. The options vest in three equal installments on each of January 17, 2019, January 17, 2020 and January 17, 2021, subject to the service provider continued providing service to the Group through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the options will vest as of immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control.

2.	On February 17, 2019, the Company’s Board resolved to increase the number of shares authorized for issuance under the 2015 Long-Term Equity Incentive Plan by an additional 1,668,887 shares.

3.	A summary of the Company’s stock option activities and related information for the year ended December 31, 2019, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic- value

Outstanding as of December 31, 2018	25,000	$0.001	9.05	$39,725

Outstanding as of December 31, 2019	25,000	$0.001	8.05	$39,725

Exercisable as of December 31, 2019	-	$-	-	$-

e.	Stock based compensation:

The Stock based compensation in connection with restricted shares and options granted to the Group employees and service provider amounted to $288 thousand, $91 thousand and $0 in the years ended December 31, 2019, 2018 and 2017, respectively, and were recorded as follows:

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)

Selling and marketing expenses	$84	$52	$-
General and administrative expenses	110	39	-
Cost of revenues	94	39	-
	$288	$91	$-

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies:

a.	Legal proceedings:

1.	Re. Ability, Inc. Securities Litigation

In 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against the Company, Anatoly Hurgin, Avi Levin, Benjamin Gordon, and BDO Ziv Haft in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States (the “NY Class Action”). Plaintiffs Ametren L.P. and Theodore Zwicker were appointed co-lead plaintiffs. The Second Amended Consolidated Complaint asserted claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added the Company’s former director, Benjamin Gordon and the Company’s auditor, BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Benjamin Gordon, a claim pursuant to Section 11 of the Securities Act against the Company, BDO Ziv Haft and Messrs. Hurgin and Benjamin Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Benjamin Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint did not specify the amount of damages sought. On April 25, 2018, the parties reached an agreement (and signed a Stipulation and Agreement of Settlement) to settle all of the claims in the action, pending approval by the Court. The settlement provided for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the NY Class Action. The settlement included the dismissal of all claims against the Company and the named individuals in the action. $250,000 of the $3.0 million settlement amount would be funded by the Company and the remaining $2.75 million would be funded with the Company’s insurance proceeds or contributed by other defendants. On September 14, 2018, the court granted final approval to the settlement, overruling the one objection that was filed. The approval of the settlement (and entry of judgment thereon) caused the dismissal of all claims against the Company and the named individuals in the NY Class Action. On September 17, 2018, the objector whose objection was overruled, Brian Levy, filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On March 8, 2019, Brian Levy filed a stipulation, executed by all parties to the appeal, withdrawing the appeal with prejudice.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

1.	(Cont.):

On March 18, 2019, the Appellate Court so-ordered the stipulation. On June 26, 2019, the Court entered an Order granting plaintiffs’ unopposed Motion for Entry of a Class Distribution Order, seeking, among other relief, an order authorizing distribution of the settlement fund to authorized claimants.

In connection with the entry into of the settlement of the NY Class Action, the Company entered into an agreement with its insurer (the “Discharge Agreement”) pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the NY Class Action. The Company did not record any provision with respect to this litigation.

2.	Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, its former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Benjamin Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, the Company filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. The Company then filed its motion to dismiss directed at the third amended complaint on October 1, 2018. The Court held a hearing on the Company’s motion to dismiss, granted the Company’s motion to dismiss without prejudice, and provided the plaintiff with the opportunity to file a further amended complaint.

Thereafter, the plaintiff filed his fourth amended complaint on March 14, 2019, and the Company filed a motion to dismiss the fourth amended complaint. On May 21, 2020, the Court entered an order denying the Company’s motion to dismiss, in part, and deferring ruling, in part. The Company is the process of preparing supplemental briefing in connection with the motion to dismiss as requested by the Court, and the Company intends to continue vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.  ACSI recorded a provision of $200,000 as of December 31, 2019, for this litigation along with the Hammel litigation, see 10.a.3. below, even though, the Company intends to vigorously defend against this action.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

3.	Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, the Company was also named as one of the defendants. The Company filed a motion to dismiss the complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. The Company filed our motion to dismiss directed at the third amended complaint on October 1, 2018, and the Company intends to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time. ACSI recorded a provision of $200,000 as of December 31, 2019 for this litigation along with the Pottash litigation, see 10.a.2. above, even though, the Company intends to vigorously defend against this action.

4.	Patent Infringement Litigation

On October 27, 2015, ACSI received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by ACSI and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. Ability Computer & Software Industries Ltd. et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual originally against ACSI and the Significant Shareholders. The amount sought in the lawsuit for court fee purposes is NIS 5.0 million (approximately $1.4 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, ACSI and the Significant Shareholders filed a statement of defense. On May 23, 2016, the plaintiffs filed a petition to add the Company, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the application of the original defendants and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017 the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the original defendants (ACSI and the Significant Shareholders) to file their response to the petition to join the Company, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the original defendants filed a petition to order the plaintiffs to deposit a guarantee as security for costs of the trial. A second pre-trial hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the original defendants or the Company, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee as security for costs will be adjudicated after the statement of case is amended. On March 15, 2018 the plaintiffs filed an amended statement of claims against the original defendants, as well as against the Company, Ability Limited and ASM.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

4.	(Cont.):

On May 30, 2018 the defendants filed an amended statement of defense along with two petitions: (1) a petition for issuing a decision on the petition to order the plaintiffs to deposit a guarantee as security for costs; (2) a petition for dismissing the case in limine. On July 11, 2018 and July 18, 2018, two pre-trial hearings were held, and the court decided to order the plaintiffs to deposit a guarantee of NIS 100,000 (approximately $29 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) as a security for costs. In addition, the defendants were asked by the court to reconsider their position regarding the petition for dismissing the case in limine. On July 24, 2018, the parties jointly informed the court that: (1) without waiving any contentions or rights, the defendants would not insist on the petition for dismissing the case in limine, and the contentions raised in the petition for dismissing the case in limine would be decided in the final judgement or in any interim decision; (2) they agree to appoint again a mediator (Adv. Reuven Behar) in an attempt to settle the dispute out of court via mediation limited in duration for no longer than six months; and (3) to set dates for pre-trial procedures (discovery and interrogatories), for a pre-trial hearing and for filing evidence. Accordingly, on July 24, 2018 the court decided to dismiss the petition for dismissing the case in limine without mutually waving any contentions or rights, and set dates for discovery and for exchanging of and replying to interrogatories (originally the entire procedure should have been completed by the end of October 2018, and later it was extended to December 2018). On August 6, 2018 the parties jointly applied to the mediator, Adv. Behar and the mediation process is ongoing. On December 17, 2018, the parties exchanged discovery affidavits and interrogatories. On February 20, 2019, a pre-trial hearing was held. The court decided, in accordance with the consent of the parties, to extend the timetable for the pre-trial procedures: (1) completion of discovery and replying to interrogatories by March 31, 2019; (2) filing petitions concerning the pre-trial procedures by May 2, 2019; and (3) filing responses to the petitions by May 23, 2019. A pre-trial hearing was set for June 24, 2019. The defendants filed an amended statement of claims on February 27, 2019. On April 4, 2019, after a short extension was agreed on and was approved by the court, the parties exchanged replies to interrogatories and complementary discovery affidavits. On May 2, 2019 the defendants filed a petition for a mandatory order requiring the plaintiffs to reply to interrogatories and a petition for a mandatory order for disclosure and examination of certain documents. On June 16, 2019 (after a short extension was agreed on and was approved by the court) the plaintiffs filed their responses to both petitions. On September 11, 2019 (after the pre-trial hearing which was set for June 24, 2019 had been adjourned) a pre-trial hearing was held, and the court gave its decisions with respect to the petitions for a mandatory order requiring the plaintiffs to reply to interrogatories and for a mandatory order for disclosure and examination of certain documents which was filed by the defendants. In addition, it was agreed by the parties that an expert on behalf of the plaintiffs would examine the allegedly infringing products after signing a confidentiality commitment. A pre-trial hearing was originally set for January 13, 2020, but was later adjourned to January 20, 2020. The parties exchanged drafts for such a confidentiality commitment and agreed on dates for performing the examination. Nevertheless, the plaintiffs informed the defendants that solely based on the available allegedly infringing products themselves, the expert on behalf of the plaintiffs will not be able to examine whether the products infringe the patent, and the examination did not take place. On December 16, 2019 the plaintiffs filed a petition for shifting the burden of proof to the defendants. The defendants filed a response on December 30, 2019, and the plaintiffs filed a rejoinder on January 9, 2020. On February 10, 2020 a pre-trial hearing was held, and the court decided that the petition for shifting the burden of proof to the defendants is unnecessary, since the decision of September 11, 2019 should be interpreted so that the meaning of the consent of the parties regarding the examination of the allegedly infringing products by the expert on behalf of the plaintiffs is that it includes examination of source codes, and that the examination should take place (the examination was scheduled to March 3, 2020). On February 20, 2020 the defendants filed a petition to correct the decision of September 11, 2019 because their consent regarding the examination by the expert on behalf of the plaintiffs was not as was interpreted by the court. On March 11, 2020 the plaintiffs filed a response as well as a recurring petition to shift the burden of proof to the defendants and alternatively for deleting the statement of defense, since the expert on behalf of the plaintiff did not receive source codes during the examination. On May 6, 2020 the defendants filed a rejoinder and a response to the recurring petition for shifting the burden on proof. On May 11, 2020 a hearing was held, and the court dismissed the petition of the defendants to correct the decision of September 11, 2019, and decided that the defendants should allow the expert on behalf of the plaintiff to examine the source codes of the allegedly infringing deciphers in 30 days, and therefore the recurring petition for shifting the burden of proof is unnecessary, and also decided that the defendant will bear costs in a total sum of NIS 12,000 (approximately $3,470 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). On May 27, 2020 the defendants filed an application for extending the time set by the court for the examination of the source codes of the allegedly infringing deciphers, and on June 2, 2020, the court allowed the requested extension. On June 8, 2020 the defendants filed an application (with the plaintiffs’ consent) before the Supreme Court for extending the time for filing a request for leave to appeal the decision of May 11, 2020 until July 26, 2020, and the extension was allowed.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

4.	(Cont.):

In addition, after the Deputy Patent Registrar decided to reject the revocation application, which was filed by a third party, on August 23, 2017, the patentee, Dr. Barkan, filed a request to have the specification of the patent amended an amended version of (amendment of some of the patent’s claims) on September 28, 2017. The requested amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, ACSI filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, ACSI filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan filed his statement of claims on June 14, 2018. On November 28, 2018, ACSI filed its evidence (an expert opinion). On December 5, 2018, Dr. Barkan informed that he waived his right to file evidence, and later informed that he did not intend to cross-examine the expert on behalf of ACSI, but on February 11, 2019, the deputy registrar decided to summon the expert on behalf of ACSI to testify. On February 14, 2019, a hearing took place. On February 20, 2019, the deputy registrar decided to dismiss ACSI’s opposition and decided that ACSI will bear costs in a total sum of NIS 33,000 (approximately $10 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

On March 19, 2019, ACSI filed an appeal on the deputy patent registrar’s decision to the District Court of Tel Aviv (C.A. 45733-03-19). A brief of main arguments and exhibits were filed by the appellant and by the respondent on March 17, 2020 and on March 29, 2020, respectively. A hearing should have been held on April 21, 2020, but due to the COVID-19 crisis it was adjourned to December 3, 2020. The Company did not record any provision with respect to this litigation

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

5.	Ladragor Litigation

On May 4, 2016, the Company was served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragror v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel, filed, against the Company, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that the Company misled the public in our public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards the public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $39.8 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.7 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). On September 15, 2016, the Company filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, the Company filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of the Company’s annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three-month extension to file a full response, among other things, as the Company had not filed its annual financial statements or published the findings of the internal investigation. On August 14, 2017, the Company and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017 to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that the Company had not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017, the plaintiff, the Company, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On July 1, 2019, the parties, except of Mitchell Gordon and Benjamin Gordon, have signed a Settlement Agreement (the “Settling Parties” and the “Settlement Agreement”, respectively). The Settlement Agreement applies to any party that purchased shares of the Company on the Tel Aviv Stock Exchange and index-tracking investment products that include shares of the Company (directly or indirectly) during the period between January 12, 2016 and May 2, 2016, and were holding it at May 2, 2016, excluding the Respondents (the “Members of the Class”). The total compensation amount is the sum of approximately NIS 0.694 (approximately $0.2 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) for each share held on May 2, 2016, less the expenses related to the execution of the Settlement Agreement. In accordance with the Settlement Agreement, the Respondents’ Insurer will transfer a sum of NIS 1,293,521 (approximately $374 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) to a trust account that will be opened by the Counsel of the Representative Plaintiff. The Trustee will deduct from this sum (and from the profits accrued thereon) any tax required under law, payments to the Clearing House of the Stock Exchange and the members of the Stock Exchange for the execution of the payment mechanism and/or any expense required for the execution of the payment mechanism and/or under this Settlement Agreement and/or applicable to the funds in trust. The balance of the funds after the deductions as stated will be hereinafter the “Net Payment Amount”. According to the Settlement Agreement, inter alia, Members of the Class will be entitled to compensation for each share of the Company that they held on May 2, 2016, in an amount equal to the division of the Net Payment Amount (in addition to the profits accrued on the same amount until the transfer date of the Compensation to the Members of the Class) by 1,863,863, which is the estimated number of shares traded in Israel during the relevant period. The Settling Parties also recommended that the Court rule that the Respondents, except of Mitchell Gordon and Benjamin Gordon (“Respondents 1-3”), through their Insurer, will pay the Representative Plaintiff and his Counsel, the following sums: (1) A total amount of NIS 106,725 (approximately $31 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) to the Representative Plaintiff as special remuneration; (2) A total amount of NIS 285,302 (approximately $83 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), in addition with lawful VAT, to the Counsel of the Representative Plaintiff, as their fees; (3) An amount of NIS 35,000 (approximately $10 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), in addition with lawful VAT, to the Counsel of the Representative Plaintiff, as their fees in their capacity as Trustee. On July 7, 2019 the parties filed with the Court a motion to approve the Settlement Agreement (the “Motion to Approve”). On the same day, the Court ordered Respondents 1-3 to publish a notice to the public regarding the Motion to Approve (the “First Notice”). The First Notice was published on July 10, 2019. On August 13, 2019 the Attorney General notified the Court that he has no objections to the Settlement Agreement. In addition, no objections to the Settlement Agreement were raised by the public. Therefore, on August 27, 2019, the Court approved the Settlement Agreement, and ordered Respondents 1-3 to publish a notice to the public regarding the approval of the Settlement Agreement. Such notice was published on September 1, 2019. Currently, the Settlement Agreement is being implemented. As referenced in Section (2) above, the Ladragor Litigation is not subject to the Discharge Agreement. The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

6.	Mitchell Gordon v. Ability Inc.

On June 22, 2018, Mitchell Gordon, the former Chief Financial Officer of Cambridge, filed a Summons with Notice, or the Notice, against the Company in the Supreme Court of the State of New York, New York County (Index No. 653124/2018) (the “NY Action”). In the Notice, Mitchell Gordon describes the nature of his claims as ones for breach of contract and unjust enrichment against the Company based on the Company’s alleged failure to indemnify him under the terms of the Amended and Restated Memorandum and Articles of Association of the Company, adopted by special resolution and passed with effect on December 23, 2015. Mitchell Gordon purports to seek compensatory damages in the amount of at least $325,000.

On January 8, 2019, the Court entered an Order extending Mitchell Gordon’s time to serve the Summons with Notice upon us until May 8, 2019. On April 8, 2019, the Clerk of the Supreme Court of the State of New York, New York County posted on the docket a certificate from the Israeli Courts Administration that the Notice was served upon the Company on December 20, 2018.

On July 2, 2019, Mitchell Gordon filed a Motion for the Entry of a Default Judgment against the Company. That motion for a default judgment was denied, without prejudice, on October 3, 2019. In November 2019, Mitchell Gordon and the Company entered into a confidential settlement agreement, and in a related matter, Mitchell Gordon entered into a “Discharge Agreement” with the Company’s insurance company. Pursuant to the settlement with the Company, upon Mitchell Gordon receiving payment from the insurance company of $250,000, Mitchell Gordon agreed to discontinue the NY Action, with prejudice. After Mitchell Gordon received this payment from the insurance company in December 2019, Mitchell Gordon filed the notice of discontinuance, with prejudice, of the NY Action on December 4, 2019. The settlement agreement contained mutual releases between the Company and Mitchell Gordon as to all claims concerning the NY Action, with one exception that provided for a limited indemnification right by Mitchell Gordon. Specifically, Mitchell Gordon shall have a right to file a legal action to attempt to seek limited indemnification from the Company for reasonable attorney’s fees that exceed $50,000 (“Limited Indemnification”), if all four of the following conditions are satisfied: i. In the case of SEC v. Hurgin, et al., No. 1:19-cv-05705 (S.D.N.Y.) (“SEC Litigation”), Gordon is served with a subpoena and required to produce documents or testify at a deposition in the SEC Litigation; ii. Gordon incurs and pays attorney’s fees of $50,000 as a direct result of producing documents and/or providing a deposition in the SEC Litigation; iii. Gordon satisfies all other requirements (including under Ability’s corporate governance documents) for obtaining indemnification; and iv. Assuming Gordon satisfies conditions i. through iii. above, Gordon must file such action against the Company for Limited Indemnification only in an appropriate court in Israel. In any such action, the Company reserved all defenses or arguments as to whether Gordon is entitled to indemnification.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

7.	Benjamin Gordon v. Guest Krieger Limited and XL Insurance Company SE

On September 10, 2019, Mr. Benjamin Gordon, a former director of the Company, filed a lawsuit against Guest Krieger Limited and XL Insurance Company SE (the “Insurance Company”) with the Tel Aviv-Yafo District Court (the “Court” and the “Claim”, respectively). As part of the Claim, Mr. Gordon requested the Court to order the Insurance Company to reimburse him for his legal fees in several legal proceeding in the US and in Israel, in accordance with “Directors & Officers Liability & Company Reimbursement Insurance” policy (the “Policy”). The amount sued by Mr. Gordon is NIS 13.0 million (approximately $3.8 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

On December 12, 2019, the Insurance Company filed a Statement of defense, in which it denied Mr. Gordon’s claims, and stated that his alleged expenses were not covered by the Policy.

On January 9, 2020, Mr. Gordon filed a response to the Insurance Company's statement of defense.

According to the Discharge Agreement signed by the Company and the Insurance Company, the Company shall indemnify the Insurance Company for any payments which the Court will impose on the Insurance Company in the proceeding, and also for the Insurance Company’s reasonable legal expenses and lawyers’ fees.

Mr. Gordon and the Insurance Company agreed to appoint Hon. Justice (Ret.) Adi Zarankin as a mediator, and the first mediation session was held on March 3, 2020. The Company agreed to participate in the mediation. Following the first mediation session, the mediator held separate meetings with the parties. The separate meeting with the Insurance Company's and the Company's attorneys was held on May 24, 2020.

On June 2, 2020 Mr. Gordon notified the mediator of the cessation of the mediation without an agreement.

On June 11, 2020, the Court held a pre-trial hearing. The Court ordered the parties to complete discovery proceeding within 30 days and to file testimony affidavits until October 14, 2020 (for Mr. Gordon) and until December 14, 2020 (for the Insurance Company).

Another pre-trial hearing is scheduled on January 11, 2021.

The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

8.	SEC v. Hurgin, Aurovsky, ACSI, and Ability Inc.

On July 3, 2018, the SEC issued Wells notices to the Company and its Significant Shareholders who are also officers and directors, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and its Significant Shareholders that would allege, among others, violations of Section 17(a) of the Securities Act, Sections 10(b) and 14(a) of the Exchange Act. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and its Significant Shareholders with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. On August 10, 2018, the Company and its Significant Shareholders made Wells submissions in response to the Wells notices.

Following an investigation by the SEC, on June 18, 2019, a civil complaint was filed by the SEC against the Company, ACSI, and the Significant Shareholders, in the United States District Court for the Southern District of New York (the “Court”). The complaint is a civil enforcement action and alleges violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 17(a) of the Securities Act, and Section 14(a) of the Exchange Act and Rule 14a-9 thereunder by Messrs. Hurgin, ACSI and the Company in connection with the Company’s December 2015 transaction with Cambridge Capital Acquisition Corporation. As to Aurovsky, the complaint alleges a more narrow set of violations, specifically, Sections 17(a)(2) and (a)(3) of the Securities Act, and Exchange Act Section 14(a)(9) and Rule 14a-9 thereunder. The SEC seeks injunctive relief, disgorgement (with prejudgment interest), and civil penalties and in addition, with respect to Mr. Hurgin only, an officer and director bar.

On December 9, 2019, the Company and ACSI entered into a settlement with the SEC to resolve the SEC enforcement action against the Company and ACSI. The settlement was subject to the approval of the Court. Pursuant to the terms of the settlement, the Company and ACSI each consented to the entry of a judgment, without admitting or denying the substantive allegations of the complaint, that require them, subject to court approval, to refrain from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 17(a) of the Securities Act, and Section 14(a) of the Exchange Act and Rule 14a-9 thereunder. The judgments, which were part of a “bifurcated settlement,” provide that the amounts of the disgorgement, prejudgment interest and civil penalty, if any, will be determined at a future time by the Court, upon motion of the SEC. Under the judgments, solely for purposes of the motion to determine the amounts of monetary relief, the Company and ACSI cannot contest that there were securities violations, and the allegations of the complaint will be deemed true by the Court (again, solely for purposes of deciding the motion).

On December 10, 2019, the Court approved the settlement by entering the above-referenced judgments against the Company and ACSI. The litigation as to Hurgin and Aurovsky continued. The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

9.	IMOD investigation

On March 17, 2019, the IMOD informed the Company that it has ordered the suspension of the licenses granted to ASM under the Israeli Defense Export Control Law, 2007 (the “2007 Law”). In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. The abovementioned decisions arose in the course of an investigation which is ongoing, the details of which are subject to a gag order. On March 26, 2019, the IMOD made public the existence of the investigation and the suspensions.

Following hearing procedures and investigations made into ASM and ACSI by the Director of Security of the IMOD (the “Director of IMOD”) and by the Israeli Defense Export Controls Agency on suspicion of breaches of the 2007 Law, the Unit of International Crime Investigations of the Israeli police, in a joint investigative team along with the Director of IMOD and the Israeli tax and customs authorities, are investigating offenses of fraud, smuggling, and money laundering on a significant scale allegedly committed by ASM and ACSI as part of their business activities. As part of this investigation, on September 15, 2019, arrests and searches were conducted. The Economic Department of the Israeli State Attorney’s Office is accompanying the investigation. Any further details about the investigation are subject to a gag order.

The Company is reviewing the decisions of the IMOD and has limited information about the reasons for the IMOD decisions and the investigation. Based upon the limited information available to the Company at present, the Company believes that the decisions of the IMOD will have a limited impact on future orders. The Company did not record any provision with respect to this litigation.

10.	Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., ACSI, the individual members of the board of directors of Cambridge Capital Acquisition Corp. (“Cambridge”), and Cambridge, and the Company as nominal defendants in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida.

The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with ACSI, and that ACSI was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, ACSI filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacked personal jurisdiction over ACSI; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against ACSI are insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

10.	(Cont.):

On June 21, 2017, the Judge entered an order (the “June 21 Order”) granting a partial motion to dismiss as to the counts against ACSI due to lack of personal jurisdiction over ACSI. ACSI was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring ACSI directly back into the action in the future. On the other hand, pursuant to the Judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the Judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remained pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification but allowing plaintiff to attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

Plaintiff filed his Verified Third Amended Class Action and Derivative Complaint on April 12, 2018, asserting the same claims set forth in the Second Amended Complaint, and revising the proposed class definition. On May 2, 2018, plaintiff filed his Renewed Motion for Class Certification and Incorporated Memorandum of Law.

On June 27, 2018, the defendants filed a Motion to Dismiss the Third Amended Complaint seeking dismissal of the claims asserted on multiple grounds. On September 11, 2018, defendants filed their formal memorandum in opposition to plaintiff’s renewed motion for class certification. The Court held an evidentiary hearing on the Renewed Motion for Class Certification on September 18, 2018

After the evidentiary hearing and oral argument, on October 16, 2018, the Judge entered the formal Order Denying plaintiff’s Renewed Motion for Class Certification for multiple reasons, including the failure of plaintiff to satisfy the various requirements necessary for class certification and the failure of plaintiff to establish that he has any valid individual direct claim in light of the final class action settlement in New York and in light of plaintiff’s decision to opt-into the New York class action. In the October 16, 2018 order, the Judge further ruled that the court will proceed to dismiss Counts I, II, III and VI of the Third Amended Complaint with prejudice, subject only to the resolution of any appeal filed by plaintiff challenging the final judgement in the New York federal court.

This case has now been formally resolved, and pursuant to the Joint Motion for Entry of Stipulated Order of Dismissal filed by counsel for the parties, the Court entered the Stipulated Order of Dismissal on March 6, 2019, wherein the Court dismissed all counts of the Third Amended Complaint with prejudice as to the plaintiff Brian Levy. ACSI recorded a recorded $200,000 provision as of December 31, 2018 with respect to this litigation and paid such amount on March 5, 2019.

11.	Israeli Arbitration

In January 2015, ACSI, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third-party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against ACSI and its former shareholders, claiming a right to review ACSI’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,200,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), which was subsequently approved by the board of directors of the Company. On or about the time of the board meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process and on February 16, 2017 a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 9,527,000 (approximately $2.5 million based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), including VAT (which is equal to NIS 8,142,735 plus VAT). Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of the Company board of directors, the Company and Messrs. Hurgin and Aurovsky appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between the Company and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that Messrs. Hurgin and Aurovsky shall pay 30% of the settlement amount excluding VAT, and the Company shall be required to pay 70% of the settlement amount, and the entire VAT due. During the year ended December 31, 2017, the Company paid the entire settlement amount which was recorded during the year ended December 31, 2016 and in connection therewith, on April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to the Company NIS 376,410 (approximately $98 thousand based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), or a total of NIS 752,820 (approximately $196 thousand based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016) constituting their portion of the settlement amount.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

b.	Lease commitments:

The Group has the following lease agreements:

1.	A 5-year lease agreement, with respect to an office space and a 2.5-year lease agreement with respect to an additional office space, both expired on November 30, 2017, with an option to extend for an additional five years.

The two leases were merged, and both options were exercised for an additional five year period until November 30, 2022 based on an aggregate monthly rent of NIS 44 (approximately $13 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

2.	A lease for an installation and quality assurance facility with an initial term from August 15, 2015 through August 15, 2016 which was extended until August 15, 2018. The Group had an option to extend the lease until August 15, 2019 which was not exercised by the Group. The monthly rent for the facility for the initial term and the option period is NIS 5 thousand (approximately $1 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019).

Under ASC 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements, net of deferred rent, is recorded as a long-term asset titled right-of-use assets. The corresponding lease liabilities are split between Lease liability short-term and Lease liability long-term.

Upon implementation of ASC 842, effective January 1, 2019, the Company recorded an increase in right-of-use assets obtained in exchange for lease obligations of $385 thousand on our opening balance sheet. Future minimum lease payments under non-cancellable operating leases as of December 31, 2019, are as follows:

December 31,
2019
(U.S. dollars in thousands)

Future minimum lease payments:
2020	$154
2021	154
2022	116
Total Future payments	$424
Less imputed interest	(107)
Net present value of future minimum lease payments	$317

Current year
Short-term lease liabilities	$138
Long-term lease liabilities	179
Net present value of future minimum lease payments	$317

Incremental Borrowing Rate	24.26%

In the years ended December 31, 2019, 2018 and 2017, the lease and rent expenses amounted to $154 thousand, $160 thousand and $130 thousand, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 - commitments and contingencies (CONT.):

c.	Agreement with Telcostar:

On October 20, 2015 (the “Effective Date”), ACSI entered into a Reseller Agreement with Telcostar, a company incorporated in Singapore which, prior to being acquired by the Company, was a service provider and an owner and licensor of ULIN. Telcostar granted ACSI an exclusive and non-transferable right and license for three years to market, promote, advertise, sell and distribute Telcostar’s products directly to customers worldwide, in consideration for 50% of ACSI’s net income relating to those sales. The agreement sets minimum annual sales at $10.0 million. In case ACSI does not satisfy this minimum commitment at the end of any contract year, ACSI is required to pay Telcostar a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that ACSI pay Telcostar monthly payments of $125 thousand.

On August 7, 2018, ACSI entered into an amendment to the Reseller Agreement which, effective as of October 20, 2018, extends the term of the Reseller Agreement until January 31, 2019. In addition, under the amendment, ACSI’s minimum monthly commitment has been reduced from $125 thousand to 30 thousand Euros, effective as of October 20, 2018. As part of the amendment, the parties agreed to negotiate in good faith the acquisition of certain rights under the Reseller Agreement, with the intent that the terms of such acquisition shall be agreed upon on or prior to January 31, 2019.

On November 20, 2018, the Company entered into a Stock Purchase Agreement with a third-party (the “Seller”) and Telcostar to purchase the outstanding shares of Telcostar, such agreement was pending, among other things, satisfactory due diligence by the Company.

On January 15, 2019, the Company, the Seller and Telcostar entered into an Amended and Restated Stock Purchase Agreement to purchase the outstanding shares of Telcostar. Immediately after the entry into the Amended and Restated Purchase Agreement, the Company completed the closing of the Amended and Restated Purchase Agreement (the “Closing”) and issued an aggregate of 354,609 ordinary shares of the Company to certain designees of the Seller. In addition, the Company issued to the Seller three warrants, with each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.807 per share. The first warrant is exercisable for 30 days from and after the first anniversary of the Closing, the second warrant is exercisable for 30 days from and after the second anniversary of the Closing, and the third warrant is exercisable for 30 days from and after the third anniversary of the Closing. As a result of the purchase, Telcostar became The Company’s wholly-owned subsidiary commencing January 15, 2019. The total consideration of the purchase was $1,032 thousand which consisted of $5 thousand cash and an intangible asset of $1,027. The intangible asset net of accumulated amortization is presented within the ’Intangible asset, net’ line item as part of the consolidated balance sheet as of December 31, 2019. For additional information, see Note 6.

Simultaneously with the Closing, the Reseller Agreement was terminated, and, as an additional condition to Closing, Telcostar, and a service provider to Telcostar (the “Provider”), who to the Company’s knowledge is an affiliate of the Seller, entered into a services agreement (the “Services Agreement”), with an effective date of January 1, 2019. Pursuant to the terms of the Services Agreement and in the manner contemplated thereby, the Provider will provide Telcostar with certain services and resources relating to the ULIN business (the “Services”). As consideration for the provision of the Services, Telcostar will pay the Provider an amount equal to the Provider’s actual cost of providing the Services, plus a 10% service fee. In addition to such amount, Telcostar shall reimburse the Provider for certain out-of-pocket costs. The Services Agreement also provides that Telcostar, or any of its affiliates, will have an option to purchase, in its sole discretion and at any time until December 31, 2019, the assets used in connection with the Services, and to hire or employ any of the employees or contractors to perform the Services, for the aggregate sum of $1,000. The Services Agreement shall terminate as of December 31, 2019, unless terminated earlier by either party, with either party allowed to terminate the Services Agreement in its sole discretion at any time without cause upon 90 days’ written notice to the other party. The Services Agreement may also be terminated early by either party for material breach or insolvency. On October 1, 2019 a new Services Agreement, which provides for the same services, was entered into, with an affiliate of the Provider. It was effective as of November 1, 2019 and continues until December 31, 2020.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - rEVENUE CLASSIFIED BY GEOGRAPHICAL AREA:

	Year Ended December 31,
	2019	2018		2017
	(U.S. dollars in thousands)

Asia	$1,867	$495		$555
Latin America	-	-		754
Europe	-	11		210
Israel	18	33	*	1,325	*
Other	-	-		128
	$1,885	$539		$2,972

*	Sales in Israel during the years ended December 31, 2018 and 2017 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6% and 45% of revenues during such periods, respectively.

The majority of the Company’s revenues are project based.

Refer to Note 14 for revenues from the major customers during the years ended December 31, 2019, 2018 and 2017.

NOTE 12 – GENERAL and administrative expenses:

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)

Legal fees	$2,752	$3,756	$2,741	*
Professional services fees	1,149	1,532	2,126
Salaries and related expenses	631	518	620
Stock-based compensation	110	39	-
Revoke of customer advances, net of associated expenses	(511)	-	-
Others	687	658	529

	$4,818	$6,503	$6,016

*	The 2017 legal fees include a deduction of $2.0 million legal fees refund in connection with the 2016 directors and officers insurance policy based on a settlement agreement.

NOTE 13 - income taxes:

a.	Tax rates:

The Israeli corporate tax rates applicable to ACSI, ASM and Telcostar:

2017 – 24%

2018 and thereafter – 23%

b.	Tax assessments:

ACSI and ASM have final tax assessments and considered final tax assessments through the years ended December 31, 2015, respectively.

c.	Net operating losses carry forwards:

As of December 31, 2019, ACSI has incurred operating and capital accumulated losses for tax purposes in the amount of NIS 141.4 million (approximately $40.9 million based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) and NIS 478 thousand (approximately $138 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019), respectively and ASM has incurred operating accumulated losses for tax purposes in the amount NIS 306 thousand (approximately $96 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). Those losses may be carried forward and offset against taxable income for an indefinite period. (ACSI has elected the “Preferred Enterprise” program under the amendment of the Encouragement Law and may enjoy a reduced income tax rate once reached profitability and utilized all its operating losses)

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 13 - income taxES (CONT.):

d.	Deferred income taxes:

In assessing the realization of deferred tax assets, the Group considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. As described in Note 1.f. regarding the substantial doubt about the Group’s ability to continue as a going concern, the Group applied a full valuation allowance for its deferred tax assets.

Composition:

	December 31,
	2019	2018
	(U.S. dollars in thousands)

Net and comprehensive loss	$6,600	$4,927
Temporary differences of expense in connection with employee benefits	18	34
Deferred tax assets before valuation allowance	6,618	4,961
Valuation allowance	(6,618)	(4,961)
	$-	$-

e.	Reconciliation of income tax expenses:

As the Company and ASM stand-alone net results during the years ended December 31, 2019, 2018 and 2017 are relatively immaterial, the Group’s overall effective tax rate is attributable to Israeli income tax and therefore a reconciliation between the theoretical income tax, assuming corporate tax rates and the actual income tax expenses as reported in the consolidated statements of comprehensive loss is calculated based on the Israeli corporate tax rates and is as follows:

	Year ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)

Loss before income tax	$(7,737)	$(10,189)	$(9,111)

Israeli corporate income tax rate	23%	23%	24%
Theoretical income tax benefit	(1,780)	(2,343)	(2,187)
Valuation allowance for deferred tax	1,780	2,343	2,187
Income tax expense	$-	$-	$-

h.	Uncertain tax positions:

For the years ended December 31, 2019, 2018 and 2017, the Group did not have any unrecognized tax benefits.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 14 - CONCENTRATION Risk:

Major customers and vendors are defined as those from whom the Group derives at least 10% of its revenues and cost of revenues, respectively.

a.	During the years ended December 31, 2019, 2018 and 2017, revenues from the major customers reflected 88% (one customer), 86% (two customers) and 89% (three customers) of the total consolidated revenues, respectively.

b.	During the years ended December 31, 2019, 2018 and 2017, the cost of revenues from major vendors reflected 34% (two vendors), 0% (no vendors) and 17% (one vendor) of the total consolidated cost of revenues, respectively.

c.	As of December 31, 2019 and 2018, accounts receivables from one of the Group’s customers represented 100% and 98% of the total accounts receivables, respectively. Both amounts represent one project that was substantially completed in 2015. The Company periodically evaluates its account receivables for impairment and reserves accordingly.

NOTE 15 - Subsequent events:

a.

In December 2019, an outbreak of the COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the COVID-19 a global pandemic. This highly contagious disease has spread to most of the countries in the world and throughout the United States, creating a serious impact on customers, workforces and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and/or the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfil their contractual obligations, and result in an increase in costs, delays or disruptions in performance. These supply chain effects, and the direct effect of the virus and the disruption on our employees and operations, may negatively impact our financial condition and results of operations. Our employees, in many cases, are working remotely and using various technologies to perform their functions. In addition, as a result of the pandemic, during March 2020 ACSI placed a number of our non-management employees on unpaid leave. In June 2020, some of those employees returned to work while some were retrenched, which will impact the Group’s operations. The Group might experience delays or changes in customer demand, particularly if customer funding priorities change.

Both the health and economic aspects of the COVID-19 are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the coronavirus pandemic and associated protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues and financial condition; however, its ultimate impact is highly uncertain and subject to change.

On December 3, 2019, ACSI entered into new contracts for selling its strategic interception solutions, subject to certain approvals from local authorities and systems acceptances. Severe restrictions imposed by many countries on global travel have impeded the Group’s ability to complete the phase of the systems acceptances. The Company is making every effort to resolve this issue as soon as possible. However, additional hurdles beyond our control may arise in implementing this project.

b.	During March 2020, the IP approved the Group an additional withdrawal of NIS 1.5 million (approximately $434 thousand based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) from the restricted account, for the same purpose as the previous one. The withdrawal was made immediately after permission was received. For additional information see Note 3.

Exhibit 4.25

INFORMATION IN THIS EXHIBIT IDENTIFIED BY [ * * * ] IS CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.

SERVICES AGREEMENT

This Services Agreement (this “Agreement”) is entered into on October 1, 2019 and is made effective as of November 1, 2019 (the “Effective Date”), by and between [ * * * ] (the “Provider”), and TELCOSTAR PTE, LTD., a company organized and existing under the laws of Singapore and Ability Computer & Software Industries Ltd, a company organized and existing under the laws of the State of Israel (each and both of them “Recipient”). Each of the foregoing parties is referred to herein as a “Party” and together as the “Parties”.

RECITALS

A. Recipient wishes to engage the Provider to provide certain services and resources (the “Services”) and Provider desires to provide Recipient with the Services all in accordance with the terms and conditions set forth herein.

AGREEMENT

The Parties hereby agree as follows:

1. Services.

1.1 Provision of Services.

(a) Provider agrees to provide the Services set forth on the Exhibit A attached hereto (as such Exhibit may be amended or supplemented pursuant to the terms of this Agreement, the “Exhibit”) to Recipient for the respective periods and on the other terms and conditions set forth in this Agreement and in the Exhibit. Notwithstanding the contents of the Exhibit, Provider agrees to respond in good faith to any reasonable request by Recipient for access to any additional services and resources that are necessary for the operation of the Recipient and which are not currently contemplated in the Exhibit, at a price to be agreed upon after good faith negotiations between the Parties. Any such additional services and resources so provided by Provider shall constitute Services under this Agreement and be subject in all respect to the provisions of this Agreement as if fully set forth on the Exhibit as of the date hereof.

(b) Recipient may freely assign its rights under this Agreement to receive the Services to any of its affiliates.

1.2 Standard of Service.

(a) Provider represents, warrants and agrees that the Services shall be provided in good faith, in accordance with applicable law and in a manner generally consistent with the historical provision of the Services and with the same standard of care as historically provided.

(b) Provider shall maintain complete and accurate records relating to the provision of the Services under this Agreement, in such form as Recipient shall approve.

(c) Provider shall use its best efforts to provide for employees or contractors to perform the Services, each of whose names, positions, and respective levels of experience and relevant licenses shall be set out in Exhibit A attached hereto (collectively, the “Provider Representatives”). Provider may not make any change in the Provider Representatives without the prior consent of the Recipient. Provider Representatives shall be dedicated to solely providing the Services to Recipient and shall not provide any such services or resources to Provider or any other customer of Provider.

(d) Recipient acknowledges that this Agreement does not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the Parties and that all Services are provided by Provider as an independent contractor.

(e) Notwithstanding anything to the contrary in this Section 1.2: (a) in the event that Provider uses any subcontractors to perform any Services, Provider is not released from responsibility for its obligations under this Agreement; (b) Provider shall remain fully responsible, financially and otherwise, for the Services provided by each subcontractor to the same extent as if Provider had performed the Services itself (subject to the limitations set forth in this Agreement) and agrees to pay the fees and expenses of any such subcontractor; (c) Provider shall remain ultimately responsible for ensuring that the Services are provided and any such subcontractor performs any such obligations in accordance with the terms of this Agreement, and (d) the obligations with respect to the nature, quality and standards of care set forth in Section 1.2 are satisfied with respect to any Service provided by any subcontractor.

(f) Provider shall at all times during the term of this Agreement maintain, or cause to be maintained, the computer software and computer hardware that is used in connection with the Services with substantially the same degree of care, skill and diligence with which Provider maintains, or causes to be maintained, as of the Effective Date, such computer software and computer hardware for itself, consistent with past practices, as of the Effective Date, including without limitation, with respect to type, quality and timeliness of such maintenance.

1.3 Additional Services. Nothing in this Agreement shall be construed to prevent the Recipient from itself performing or from acquiring services from other providers that are similar to or identical to the Services.

1.4 Intellectual Property.

(a) Recipient shall own, and Provider hereby irrevocably assigns to the Recipient, all rights, title, and interest in any invention, technique, process, device, discovery, improvement, or know-how, whether patentable or not and all other proprietary rights, industrial rights and any other similar rights, in each case on a worldwide basis, and all copies and tangible embodiments thereof, or any part thereof, in whatever form or medium hereafter made or conceived solely or jointly by Provider while working for or on behalf of the Recipient, which relate to, is suggested by, or results from the Services.

(b) At Recipient’s request, Provider shall disclose any such invention, technique, process, device, discovery, improvement, or know-how promptly to Recipient. Provider shall, upon request of Recipient, promptly execute a specific assignment of title to Recipient, and do anything else reasonably necessary to enable Recipient to secure for itself, patent, trade secret, or any other proprietary rights.

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(c) All writings or works of authorship, including, without limitation, program codes or documentation, produced or authored by Provider in the course of performing services for the Recipient, together with any associated copyrights, are works made for hire and the exclusive property of the Recipient. To the extent that any writings or works of authorship may not, by operation of law, be works made for hire, this Agreement shall constitute an irrevocable assignment by Provider to the Recipient of the ownership of and all rights of copyright in, such items, and the Recipient shall have the right to obtain and hold in its own name, rights of copyright, copyright registrations, and similar protections which may be available in the works. Provider shall give the Recipient or its designees all assistance reasonably required to perfect such rights.

2. Compensation.

2.1 Responsibility for Wages and Fees. For such time as any employees of Provider are providing the Services to Recipient under this Agreement, (a) such employees will remain employees of Provider and shall not be deemed to be employees of Recipient for any purpose, and (b) Provider shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker’s compensation, and the withholding and payment of applicable taxes relating to such employment.

2.2 Terms of Payment and Related Matters.

(a) As consideration for provision of the Services following the Effective Date, Recipient shall pay Provider an amount equal to Provider’s actual cost of providing the Services plus a 10% service fee. In addition to such amount, in the event that Provider incurs reasonable and documented out-of-pocket expenses in the provision of any Service, including, without limitation, license fees and payments to third-party service providers or subcontractors (such included expenses, collectively, “Out-of-Pocket Costs”), Recipient shall reimburse Provider for all such Out-of-Pocket Costs.

(b) (i) Provider shall provide Recipient with monthly invoices (“Invoices”), which shall set forth in reasonable detail, with such supporting documentation as Recipient may reasonably request with respect to Out-of-Pocket Costs, amounts payable under this Agreement, and (ii) payments pursuant to this Agreement shall be made within fifteen (15) days after the date of receipt of an Invoice by Recipient from Provider.

(c) Provider shall allow the Recipient to use [ * * * ] at no cost, until December 31, 2021.

2.3 Invoice Disputes. In the event of an Invoice dispute, Recipient shall deliver a written statement to Provider prior to the date payment is due on the disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items. The Parties shall seek to resolve all such disputes expeditiously and in good faith. Provider shall continue performing the Services in accordance with this Agreement pending resolution of any dispute.

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2.4 No Right of Setoff. Each of the Parties hereby acknowledges that it shall have no right under this Agreement to offset any amounts owed (or to become due and owing) to the other Party, whether under this Agreement, the Purchase Agreement or otherwise, against any other amount owed (or to become due and owing) to it by the other Party.

3. Termination.

3.1 Termination of Agreement. This Agreement be deemed effective as of the Effective Date, Agreement and shall terminate on December 31, 2020, unless terminated earlier in accordance with Section 3.2.

3.2 Each of the Recipient and the Provider may, in their sole discretion, terminate this Agreement in whole or in part, at any time without cause, and without liability except, in the case of the Recipient, for required payment for services rendered and reimbursement for authorized expenses incurred, by providing at least 90 (ninety) days’ prior written notice to the other party (such date, the “Services Termination Date”).

3.3 Breach. Any Party (the “Non-Breaching Party”) may terminate this Agreement with respect to any Service, in whole but not in part, at any time upon prior written notice to the other Party (the “Breaching Party”), if the Breaching Party has failed (other than pursuant to Section 3.6) to perform any of its material obligations under this Agreement relating to such Service, and such failure shall have continued without cure for a period of 30 days after receipt by the Breaching Party of a written notice of such failure from the Non-Breaching Party seeking to terminate such service. For the avoidance of doubt, non-payment by Recipient for a Service provided by Provider in accordance with this Agreement and not the subject of a good-faith dispute shall be deemed a breach for purposes of this Section 3.3.

3.4 Insolvency. In the event that either Party hereto shall (a) file a petition in bankruptcy, (b) become or be declared insolvent, or become the subject of any proceedings (not dismissed within sixty (60) days) related to its liquidation, insolvency or the appointment of a receiver, (c) make an assignment on behalf of all or substantially all of its creditors, or (d) take any corporate action for its winding up or dissolution, then the other party shall have the right to terminate this Agreement by providing written notice in accordance with Section 6.6.

3.5 Effect of Termination. Upon termination of this Agreement in its entirety pursuant to Section 3.1, all obligations of the Parties hereto shall terminate, except for the provisions of Section 2.2, and the entirety of Sections 4, 5 and 6, which shall survive any termination or expiration of this Agreement.

3.6 Upon expiration or termination of this Agreement for any reason, Provider shall promptly:

(a) Deliver to Recipient all documents, work product, and other materials, whether or not complete, prepared by or on behalf of Provider in the course of performing the Services for which Recipient has paid.

(b) Return to Recipient all Recipient -owned property, equipment, or materials in its possession or control.

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(c) Remove any Provider-owned property, equipment, or materials located at Recipient’s locations.

(d) Deliver to Recipient, all documents and tangible materials (and any copies) containing, reflecting, incorporating, or based on Recipient’s Confidential Information.

(e) On a pro rata basis, repay all fees and expenses paid in advance for any Services which have not been provided.

(f) Permanently erase all of Recipient’s Confidential Information from its computer systems.

(g) Certify in writing to Recipient that it has complied with the requirements of this Section 3.6

3.7 Force Majeure. If Provider is prevented from or delayed in complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, lockout or other labor trouble or shortage, delays by unaffiliated suppliers or carriers, shortages of fuel, power, raw materials or components, any law, order, proclamation, regulation, ordinance, demand, seizure or requirement of any governmental authority, riot, civil commotion, war, rebellion, acts of terrorism, nuclear accident or other causes beyond the reasonable control of Provider, or acts, omissions, or delays in acting by any governmental or military authority or Recipient (each, a “Force Majeure”), then upon written notice to Recipient, the Services affected by the Force Majeure (the “Affected Services”) and/or other requirements of this Agreement will be suspended during the period of such Force Majeure and Provider will have no liability to Recipient or any other party in connection with such Affected Services. If the Force Majeure in question prevails for a continuous period in excess of three months after the date on which the Force Majeure begins, Provider shall be entitled to give notice to Recipient to terminate the Affected Services. The notice to terminate must specify the termination date, which must be not less than ten (10) days after the date on which the notice to terminate is given. Once a notice to terminate has been validly given, the Affected Services will terminate on the termination date set out in the notice. Neither Party shall have any liability to the other in respect of termination of the Affected Services due to Force Majeure, but rights and liabilities which have accrued prior to termination shall subsist.

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4. Confidentiality.

4.1 Confidentiality. During the term of this Agreement and thereafter, the Parties hereto shall, and shall instruct their respective representatives to, maintain in confidence and not disclose the other Party’s financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral (any such information, “Confidential Information”). Each Party hereto shall use the same degree of care, but no less than reasonable care, to protect the other Party’s Confidential Information as it uses to protect its own Confidential Information of like nature. Unless otherwise authorized in any other agreement between the Parties, any Party receiving any Confidential Information of the other Party (the “Receiving Party”) may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the “Permitted Purpose”). Any Receiving Party may disclose such Confidential Information only to its representatives who have a need to know such information for the Permitted Purpose and who have been advised of the terms of this Section 4.1 and the Receiving Party shall be liable for any breach of these confidentiality provisions by such Persons; provided, however, that any Receiving Party may disclose such Confidential Information to the extent such Confidential Information is required to be disclosed by law, in which case the Receiving Party shall promptly notify, to the extent possible, the disclosing party (the “Disclosing Party”), and take reasonable steps to assist in contesting such disclosure requirement or in protecting the Disclosing Party’s rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is advised by its counsel in writing that it is legally bound to disclose. Notwithstanding the foregoing, “Confidential Information” shall not include any information that the Receiving Party can demonstrate: (a) was publicly known at the time of disclosure to it, or has become publicly known through no act of the Receiving Party or its representatives in breach of this Section 4.1, (b) was rightfully received from a third party without a duty of confidentiality, or (c) was developed by it independently without any reliance on the Confidential Information.

4.2 Return of Confidential Information. Upon demand by the Disclosing Party at any time, or upon expiration or termination of this Agreement with respect to any Service, the Receiving Party agrees promptly to return or destroy, at the Disclosing Party’s option, all Confidential Information received in connection with this Agreement. If such Confidential Information is destroyed, an authorized officer of the Receiving Party shall certify to such destruction in writing.

5. Indemnification.

5.1 Indemnification. Provider shall indemnify, defend, and hold harmless Recipient and its officers, directors, employees, agents, affiliates, successors, and permitted assigns (collectively, “Indemnified Party”) against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including attorneys’ fees, fees and the costs of enforcing any right to indemnification under this Agreement, and the cost of pursuing any insurance providers, incurred by Indemnified Party or awarded against Indemnified Party (collectively, “Losses”), relating to/arising out of or resulting from any claim of a third party or Recipient arising out of or occurring in connection with Provider’s negligence, willful misconduct, or breach of this Agreement. Provider shall not enter into any settlement without Recipient’s or Indemnified Party’s prior written consent.

6. Miscellaneous.

6.1 Entire Agreement. This Agreement, the Purchase Agreement and the documents referred to herein and therein constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

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6.2 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Provider may not assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Recipient.

6.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile and electronic mail (including portable document format (PDF) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com).

6.4 Titles and Headings. Titles and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

7. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7:

If to Provider:	[ * * * ]

With a copy to:	N/A

If to Recipient:	TELCOSTAR PTE. LTD 6 Eu Tong Sen Street Tel Aviv, Israel, 6770007 #10-15 The Central Singapore 059817 Email: avi@ability.co.il Attention: Avi Levin

With a copy to:	McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173-1922 Telephone: (212) 547-5541 Facsimile: (212) 547-5444 Email: Gemmanuel@mwe.com Attention: Gary Emmanuel

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Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

7.1 Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

7.2 Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort, equity or otherwise, shall be governed by and construed in accordance with the domestic laws of the State of Israel (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to any choice or conflict of law provision or rule (whether of the State of Israel or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Israel.

7.3 Consent to Jurisdiction. The Parties hereby irrevocably submit any disputes under this Agreement to the exclusive jurisdiction of the courts located in Tel-Aviv, Israel, provided however, that Recipient shall be entitled to seek an injunction or other appropriate remedy against Provider in the country in which Provider has acted in breach of the terms hereof.

7.4 Specific Performance. The Parties hereby agree that, in the event of breach of this Agreement, damages would be difficult, if not impossible, to ascertain and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or other equitable relief in any court of competent jurisdiction to enjoin any such breach and enforce specifically the terms and provisions hereof, this being in addition to any other remedy or right to which they are entitled at law or in equity, without any necessity of proving damages or any requirement for the posting of a bond or other security.

7.5 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Recipient and the Provider. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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7.6 Severability. Any term or provision of this Agreement that is held invalid or unenforceable by a court of competent jurisdiction or other competent governmental authority in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such a determination, the Parties shall negotiate in good faith to replace invalid or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid or unenforceable provisions.

7.7 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

7.8 Incorporation of Exhibits and Disclosure Schedule. The Exhibit identified in this Agreement is incorporated herein by reference and made a part hereof.

7.9 Amendment and Restatement. This Agreement amends and restates in full the Production Contract.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed this Services Agreement as of the date first written above.

PROVIDER:	RECIPIENT:

[ * * * ]	[ * * * ]

By:	By:
Name:	Name:
Title:	Title:

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EXHIBIT A

Services

[ * * * ]

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EXHIBIT 8.1

SIGNIFICANT SUBSIDIARIES

Our significant subsidiaries are set forth below.

Legal Name	Jurisdiction	Ownership
Ability Computer & Software Industries Ltd.	Israel	100%
Ability Security Systems Ltd.	Israel	100%
Telcostar PTE Ltd.	Singapore	100%

EXHIBIT 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

EXCHANGE ACT RULE 13A-14(A)/15D-14(A) AS ADOPTED PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Anatoly Hurgin, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Ability Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Anatoly Hurgin

Anatoly Hurgin

Chief Executive Officer

Date: June 15, 2020

EXHIBIT 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

EXCHANGE ACT RULE 13A-14(A)/15D-14(A) AS ADOPTED PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Evyatar Cohen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Ability Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Evyatar Cohen

Evyatar Cohen

Chief Financial Officer

Date: June 15, 2020

EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

In connection with the filing of the Annual Report on Form 20-F for the period ended December 31, 2019 (the “Report”) by Ability Inc. (the “Company”), the undersigned, as Chief Executive Officer of the Company, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 15, 2020

/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

In connection with the filing of the Annual Report on Form 20-F for the period ended December 31, 2019 (the “Report”) by Ability Inc. (the “Company”), the undersigned, as Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 15, 2020

/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

Ability Inc.

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 ( No. 333-230244 and 333-228465) of Ability Inc. of our report dated June 15, 2020 with respect to the consolidated financial statements of the Company and its subsidiaries, which is incorporated by reference in this Annual Report on Form 20-F for the year ended December 31, 2019.

Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
June 15, 2020	Certified Public Accountants (Isr.)
BDO Member Firm